As filed with the Securities and Exchange Commission on May 30, 1997
                                                     Registration No. 333-25871
================================================================================

                     SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549
                           ----------------------

                               AMENDMENT NO. 1
                                     TO
                                  FORM S-2
                           REGISTRATION STATEMENT
                                    UNDER
                         THE SECURITIES ACT OF 1933
                           ----------------------

                      HOME PRODUCTS INTERNATIONAL, INC.

              (Name of Registrant as Specified in its Charter)


            DELAWARE                                             36-4147027
  (State or Other Jurisdiction                                (I.R.S. Employer
of Incorporation or Organization)                            Identification No.)



                            4501 WEST 47TH STREET
                          CHICAGO, ILLINOIS  60632
                               (773) 890-1010


 (Address and Telephone Number of Registrant's Principal Executive Offices)

                              JAMES R. TENNANT
                            CHAIRMAN OF THE BOARD
                      HOME PRODUCTS INTERNATIONAL, INC.
                            4501 WEST 47TH STREET
                          CHICAGO, ILLINOIS  60632
                               (773) 890-1010

          (Name, Address and Telephone Number of Agent for Service)
               Please address a copy of all communications to:

                                                                  Joseph A. Cari, Jr.
                    Michael J. Gamsky                              Joseph K. Hasson
Much Shelist Freed Denenberg Ament Bell & Rubenstein, P.C.        Ungaretti & Harris
            200 N. LaSalle Street, Suite 2100               3500 Three First National Plaza
                 Chicago, Illinois  60601                      Chicago, Illinois  60602
              Telephone No:  (312) 346-3100                  Telephone No:  (312) 977-4400
                 Fax No:  (312) 621-1750                       Fax No:  (312)  977-4405

     Approximate Date of Proposed Sale to the Public: As soon as practicable after the Registration Statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.[ ]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box.[ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[ ]

                        CALCULATION OF REGISTRATION FEE

================================================================================================================
TITLE OF EACH CLASS                       AMOUNT       PROPOSED MAXIMUM       PROPOSED MAXIMUM       AMOUNT OF
OF SECURITIES TO BE                       TO BE         OFFERING PRICE       AGGREGATE OFFERING     REGISTRATION
    REGISTERED                          REGISTERED       PER UNIT (1)            PRICE(1)               FEE
----------------------------------------------------------------------------------------------------------------
Common Stock ($0.01 par value)(2)        4,025,000           $10.625             $42,765,625         $12,960(3)
================================================================================================================


(1) Estimated solely for purposes of calculating the amount of the registration fee based on the average of the high and low sales prices of the Common Stock as reported on The Nasdaq National MarketSM on April 21, 1997, pursuant to Rule 457(c) under the Securities Act of 1933, as amended.

(2) Includes 525,000 shares of Common Stock subject to the Underwriters' over-allotment option.


(3)  Previously paid.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.





                   SUBJECT TO COMPLETION DATED MAY ___, 1997

PROSPECTUS


                                    [LOGO]

                               3,500,000 SHARES

                      HOME PRODUCTS INTERNATIONAL, INC.

                                  COMMON STOCK


     Of the 3,500,000 shares of common stock, $0.01 par value (the "Common Stock") of Home Products International, Inc. (the "Company") being offered, 2,000,000 shares are being sold by the Company and 1,500,000 shares are being sold by certain shareholders of the Company (the "Selling Shareholders"). The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders. See "Principal and Selling Shareholders." The Common Stock is traded on The Nasdaq National Market(SM) under the symbol "HPII." On May 27, 1997, the last reported sale price of the Common Stock as reported on The Nasdaq National Market(SM) was $8.625 per share. See "Price Range of Common Stock."

                             _____________________

     SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                             _____________________

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
        AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
     HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
          ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


==========================================================================
                   PRICE    UNDERWRITING    PROCEEDS     PROCEEDS TO
                   TO THE  DISCOUNTS AND     TO THE      THE SELLING
                   PUBLIC  COMMISSIONS(1)  COMPANY(2)  SHAREHOLDERS(3)
--------------------------------------------------------------------------
Per Share .......   $       $               $           $
--------------------------------------------------------------------------
Total(4).........   $       $               $           $
==========================================================================

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting the Company's share of expenses, estimated at $__________.

(3) Before deducting the Selling Shareholders' share of expenses, estimated at $____________.

(4) The Company has granted to the Underwriters an option, exercisable within 30 days hereof, to purchase up to an aggregate of 525,000 of additional shares of Common Stock at the price to the public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to Company will be $_________, $_________, and $____________, respectively. See "Underwriting."

                             _____________________

     The shares of Common Stock are offered by the Underwriters named herein, subject to prior sale, when, as and if issued by the Company and delivered to and accepted by the Underwriters and subject to certain prior conditions including the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made through the facilities of The Depository Trust Company, New York, New York on or about __________ __, 1997.


EVEREN SECURITIES, INC.                                    MONTGOMERY SECURITIES


                             _____________, 1997

                   [ARTWORK -- PICTURE OF HOUSEWARE PRODUCTS]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 103 UNDER REGULATION M. SEE "UNDERWRITING."

                              PROSPECTUS SUMMARY


The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial data, including the financial statements and notes thereto, appearing elsewhere in this Prospectus. Unless the context otherwise requires, references herein to (i) "HPI" or the "Company" are to Home Products International, Inc., a Delaware corporation, and its wholly-owned subsidiaries, Selfix, Inc., a Delaware corporation ("SELFIX"), Tamor Corporation, a Massachusetts corporation ("TAMOR"), and Shutters, Inc., an Illinois corporation ("SHUTTERS"), (ii) "Selfix" include both Selfix and, unless the context otherwise requires, Shutters which was previously a wholly-owned subsidiary of Selfix, (iii) "Tamor" include both Tamor and Housewares Sales, Inc., a Massachusetts corporation and Tamor's affiliated product distribution company which was merged into Tamor as part of the Tamor Acquisition (as defined), and (iv) the "Tamor Acquisition" are to the acquisition by the Company of the business of Tamor and Housewares Sales, Inc. which was acquired in February, 1997, effective as of January 1, 1997. Pro forma information gives effect to the Tamor Acquisition as if the transaction had occurred on December 31, 1995, or as of December 28, 1996, as the context requires, and all references to pro forma information refer to the fiscal year ending the last Saturday of December of each year. As adjusted information gives effect to the Offering and the application of the estimated net proceeds therefrom as if such transactions had occurred on December 31, 1995, or on December 28, 1996, or as of March 29, 1997, as the context requires. All references to the Company's and Selfix's fiscal year refer to the fiscal year ending on the last Saturday of December of each year, and all references to Tamor's fiscal year refer to the fiscal year ending on December 31 of each year.

                                 THE COMPANY

     Home Products International, Inc. designs, manufactures and markets a broad range of quality consumer houseware products. The Company is a leading supplier to large national retailers of value-priced storage and organization products including storage containers, bath and shower organization products, hooks, hangers, home/closet organization products and juvenile organization products. The Company holds a significant market share in the United States in its key product categories of plastic storage containers, plastic hangers and bath and shower organization products. The Company's products are sold in the United States through most of the large national retailers, including Wal-Mart, Target, Kmart, Home Depot, Toys 'R Us, Walgreens and Bed Bath & Beyond. The Company also sells its products internationally in over 40 countries.


     After giving effect to the Tamor Acquisition, on a pro forma basis, the Company would have had record net sales and record operating profit for fiscal 1996 of $113.9 million and $8.2 million, respectively. For the fiscal quarter ended March 29, 1997, the Company reported record quarterly net sales and record quarterly operating profit of $31.7 million and $2.5 million, respectively.


     The Company is comprised of three operating subsidiaries, Tamor, which was acquired in February, 1997, effective as of January 1, 1997, Selfix and Shutters. Collectively these three companies have over 100 years of operating history. Tamor's primary product line is plastic storage containers, ranging from shoe boxes to jumbo 48 gallon totes, in which it holds a significant market share in the United States. Through Tamor, the Company is also among the nation's leading suppliers of plastic hangers. Selfix's primary product line is bath and shower organization products, in which it holds a significant market share in the United States. Through Selfix, the Company is also among the nation's leading suppliers of hooks and home helpers and juvenile organization products. The Company currently offers more than 750 products, in approximately 2,000 color and feature combinations or "stock keeping units" ("SKUS"), and intends to continue to aggressively develop and introduce new products with a target of achieving at least 10% of annual net sales from new products introduced in the prior year. Through Shutters, the Company has a significant market share in durable plastic exterior shutters.

     The Company plans to take advantage of consolidation opportunities in the housewares industry, a large market comprised of a highly fragmented supplier base. The majority of the Company's products are classified in the "plastic storage" segment of the market for housewares products. According to a published industry source, 1996 retail sales in the plastic storage market were approximately $1 billion, an increase of 7.5% from 1995. Sales were driven by the increased popularity of plastic storage totes and containers which accounted for approximately 50% of total market sales. According to industry reports, sales of plastic storage products are expected to remain strong given consumers' growing needs for easy solutions to storage problems. As in many product areas, large national retailers are reducing the number of suppliers of storage products and forming key partnerships with suppliers that can provide them product depth. As large national retailers seek greater product depth, the suppliers of storage products have begun to consolidate. Consolidation of suppliers in the plastic storage market is expected to continue based on the large number of relatively small suppliers in this market.

     The Company believes the completion of the Tamor Acquisition is a significant first step in the Company becoming a major diversified houseware products company through its strategy of disciplined growth through acquisition. After giving effect to the Tamor Acquisition, on a pro forma basis in fiscal 1996, the Company's net sales would have almost tripled and its operating profit would have increased more than six-fold. The Company believes the increased credibility and visibility resulting from the Tamor Acquisition will position the Company to aggressively pursue its strategy of disciplined growth through acquisition as smaller suppliers are pressured by large national retailers to consolidate.


     The Company believes that its competitive strengths combined with the following strategies will enable the Company to continue its growth, increase its profitability and gain market share:


     PURSUE ADDITIONAL STRATEGIC ACQUISITIONS, by acquiring companies which manufacture products within the Company's existing product categories and, in the future, acquiring companies that will enable it to enter new related product categories more rapidly and cost-effectively.

     LEVERAGE MARKET SHARE POSITION, by using its aggressive new product development program to increase sales in all of its product categories and to become a leading supplier of opening price point products in more of its existing product categories.

     CAPITALIZE ON TAMOR ACQUISITION SYNERGIES, by using excess manufacturing capacity, by expanding the number of product categories offered and the number of product lines offered within existing product categories, and by increasing its distribution network and international sales.

     CONTINUE TO BE A LOW COST PRODUCER, by remaining focused on continuous cost reduction and productivity improvement as well as maximizing the use of each operating facility and leveraging the Company's purchasing power to achieve certain economies of scale in the purchase of plastic resin and other materials.

     INTRODUCE HIGH-VALUE LOW-COST NEW PRODUCTS, that are attractively designed with consumer driven features and benefits.

     EMPHASIZE CUSTOMER SERVICE THROUGH OPERATIONAL AND INFORMATION SYSTEM INFRASTRUCTURE, by using its state-of-the-art retail information technology such as Electronic-Data-Interchange (EDI) and planogram (shelf-space management techniques) technology, to respond to the demands of its retail customers.

     EXPAND MERCHANDISING RELATIONSHIPS WITH KEY CUSTOMERS, by maintaining close and interactive relationships with its retailers and distributors by focusing on new product development and creative merchandising ideas.

     INCREASE PENETRATION IN INTERNATIONAL MARKETS, by emphasizing further penetration in Western Europe, Mexico and Latin America and by cross-marketing newly acquired product lines through existing international channels.

     The Company manufactures and distributes the majority of its products through a network of seven facilities in the United States aggregating over 877,000 square feet. The Company's executive offices are located at 4501 West 47th Street, Chicago, Illinois 60632, and its telephone number is (773) 890-1010.

                                  THE OFFERING



Common Stock Offered

    By the Company ....................................  2,000,000 shares(1)

    By the Selling Shareholders .......................  1,500,000 shares

             Total ....................................  3,500,000 shares

Common Stock to be outstanding after the Offering .....  6,322,922(1)(2)

Estimated Net Proceeds to the Company .................  $16.4 million

Use of proceeds .......................................  The Company will use all of the net proceeds of the Offering (i)
                                                         to repay $9.4 million of the
                                                         principal amount of the Term
                                                         Loans and (ii) to repay in full
                                                         the $7.0 million Subordinated
                                                         Note.(3)(4)

The Nasdaq National Market(SM) symbol .................  HPII



_________________
(1) Excludes up to 525,000 shares of Common Stock subject to an over-allotment option granted to the Underwriters by the Company. See "Underwriting."


(2) Excludes 1,356,998 shares of Common Stock reserved for issuance under the Home Products International, Inc. 1987, 1991 and 1994 Plans (together, the "Stock Option Plans"). There are currently 965,017 options outstanding under the Stock Option Plans, each of which entitles the holder thereof to purchase one share of Common Stock. See "Management--Stock Option Plans." The weighted average exercise price for all of the options currently outstanding under the Stock Option Plans is $6.79 per share. Also excludes 170,570 shares of Common Stock reserved for issuance under the Company's 1995 Employee Stock Purchase Plan (the "Stock Purchase Plan") and 79,204 shares reserved for issuance pursuant to the Warrant (as defined below) issued in connection with the financing of the Tamor Acquisition.


(3) The Company has entered into a Credit Agreement dated as of February 27, 1997 (the "Credit Agreement"), with General Electric Capital Corporation ("GECC"), as agent ("Agent") and individually, and one other lender (such lender and GECC, collectively, the "Lenders") which provides: (i) a 5 1/2 year revolving credit facility (the "Revolving Credit Facility") under which up to an aggregate principal amount of $20.0 million (subject to a borrowing base limitation and including a letter of credit subfacility of up to $10.0 million) are available for borrowing, (ii) a 5 1/2 year $20.0 million term loan ("Term Loan A") and (iii) a 7 1/2 year $20.0 million term loan ("Term Loan B"). Proceeds of Term Loan A and Term Loan B (collectively, the "Term Loans") were used, together with the combined proceeds of a $7.0 million subordinated equity bridge note issued to GECC (the "Subordinated Note") and a Warrant (the "Warrant") to purchase 79,204 shares of Common Stock issued to GECC to finance the Tamor Acquisition, to repay certain indebtedness of Tamor and to pay transaction costs related thereto. See "Description of the Credit Agreement and Other Debt."

(4)  See "Use of Proceeds."

               SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

     The following table sets forth (i) the historical financial data of the Company (formerly Selfix) for fiscal 1995, fiscal 1996 and the thirteen weeks ended March 29, 1997, (ii) the pro forma (as adjusted) financial data for the Company for fiscal 1996, (iii) the pro forma (as adjusted) financial data for the Company (formerly Selfix) for the thirteen weeks ended March 30, 1996, and
(iv) the as adjusted financial data of the Company for the thirteen weeks ended March 29, 1997. The historical, as adjusted, and pro forma data should be read in conjunction with the "Unaudited Pro Forma Condensed Combined Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements of the Company (formerly Selfix) and Tamor and related notes thereto included elsewhere in this Prospectus. The balance sheet data as of March 29, 1997, and the statement of operations data for the thirteen weeks ended March 29, 1997, have been derived from the Company's unaudited financial statements. Operating results for the thirteen weeks ended March 29, 1997, may not be indicative of the results that may be expected for fiscal 1997 or any future period.



                                                     YEAR ENDED              THIRTEEN WEEKS
                                            -----------------------------        ENDED
                                            DECEMBER 30,     DECEMBER 28,       MARCH 29,
                                                1995            1996            1997(n)
                                            -----------------------------------------------
                                            (dollars in thousands except per share amounts)
STATEMENT OF OPERATIONS DATA:
Net sales.............................      $      41,039    $    38,200      $   31,738
Cost of goods sold....................             25,678         22,992          22,610
                                            -------------    -----------      ----------
 Gross profit.........................             15,361         15,208           9,128
Operating expenses(c).................             17,385         13,843           6,602
Restructuring charge(d)...............              2,051            ---             ---
                                            -------------    -----------      ----------
 Operating profit (loss)..............             (4,075)         1,365           2,526
Interest expense(e)...................               (896)          (707)         (1,532)
Other income - net....................                688            148             155
                                            -------------    -----------      ----------
 Earnings (loss) before income taxes..             (4,283)           806           1,149
Income tax (expense) benefit(f).......                273            ---            (117)
                                            -------------    -----------      ----------
Net earnings (loss)...................      $      (4,010)   $       806      $    1,032
                                            =============    ===========      ==========
Net earnings (loss) per common and
 common equivalent share..............      $       (1.11)   $      0.21      $     0.23
                                            =============    ===========      ==========
Number of weighted average shares
 outstanding(g).......................          3,616,924      3,853,502       4,513,683
OTHER DATA:
Net sales growth (decrease)(h)........                0.1 %         (6.9)%          15.9%
Gross profit margin...................               37.4 %         39.8 %          28.8%
Operating profit (loss) margin........               (9.9)%          3.6 %           8.0%
Net earnings (loss) margin............               (9.8)%          2.1 %           3.3%
EBITDA(i).............................      $        (280)   $     3,647      $    4,371

                                                                     PRO FORMA(a)
                                                 PRO FORMA(a)       THIRTEEN WEEKS        THIRTEEN WEEKS(b)
                                                  YEAR ENDED             ENDED                 ENDED
                                                 DECEMBER 28,           MARCH 30,             MARCH 29,
                                                    1996                  1996                  1997
                                                 (AS ADJUSTED)        (AS ADJUSTED)         (AS ADJUSTED)
                                            -----------------------------------------------------------------
                                                       (dollars in thousands except per share amounts)
STATEMENT OF OPERATIONS DATA:
Net sales.............................      $     113,914             $   27,389           $   31,738
Cost of goods sold....................             80,810                 19,154               22,610
                                            -------------             ----------           ----------
 Gross profit.........................             33,104                  8,235                9,128
Operating expenses(c).................             24,864                  6,707                6,602
Restructuring charge(d)...............                ---                    ---                  ---
                                            -------------             ----------           ----------
 Operating profit (loss)..............              8,240                  1,528                2,526
Interest expense(e)...................             (4,700)                (1,149)              (1,125)
Other income - net....................                847                     64                  155
                                            -------------             ----------           ----------
 Earnings (loss) before income taxes..              4,387                    443                1,556
Income tax (expense) benefit(f).......             (1,754)                  (177)                (622)
                                            -------------             ----------           ----------
Net earnings (loss)...................      $       2,633             $      266           $      934
                                            =============             ==========           ==========
Net earnings (loss) per common and
 common equivalent share..............      $        0.41             $     0.04           $     0.14
                                            =============             ==========           ==========
Number of weighted average shares
 outstanding(g).......................          6,373,104              6,336,783            6,513,683
OTHER DATA:
Net sales growth (decrease)(h)........                                                           15.9%
Gross profit margin...................               29.1%                  30.1%                28.8%
Operating profit (loss) margin........                7.2%                   5.6%                 8.0%
Net earnings (loss) margin............                2.3%                   1.0%                 2.9%
EBITDA(i).............................      $      14,559             $    2,934           $    4,371


                                                                            AS OF MARCH 29, 1997
                                                                      --------------------------------
                                                                         ACTUAL       AS ADJUSTED(b)
                                                                      --------------------------------
                                                                           (dollars in thousands)
BALANCE SHEET DATA:
Working capital(j).................................                   $   11,201           $   11,201
Property, plant and equipment, net.................                       23,880               23,880
Intangible assets, net.............................                       28,060               28,060
Total assets.......................................                       92,131               92,131
Total debt, including capital lease obligations....                       53,951               35,751
Total stockholders' equity.........................                       15,583               33,783

                        (footnotes on following page)

     The following tables set forth the historical financial data of Selfix and Tamor. This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements of the Company (formerly Selfix) and Tamor and related notes thereto included elsewhere in this Prospectus.



                                                                            YEAR ENDED
                                          -------------------------------------------------------------------------------------
                                           DECEMBER 26,     DECEMBER 25,      DECEMBER 31,     DECEMBER 30,      DECEMBER 28,
                                               1992            1993              1994              1995              1996
                                          -------------    -------------      ------------     ------------      -------------
SELFIX                                                                     (dollars in thousands)
------
STATEMENT OF OPERATIONS DATA:
Net sales........................          $  35,209       $  39,711           $   40,985       $      41,039     $  38,200
Cost of goods sold...............             22,297          22,504               25,587              25,678        22,992
                                           ---------       ---------           ----------       -------------     ---------
 Gross profit....................             12,912          17,207               15,398              15,361        15,208

Operating expenses...............             13,501          14,214               18,185              17,385        13,843
Restructuring charges(k).........                ---             ---                1,701               2,051           ---
                                           ---------       ---------           ----------       -------------     ---------
 Operating profit (loss).........          $    (589)      $   2,993           $   (4,488)      $      (4,075)    $   1,365
                                           =========       =========           ==========       =============     =========
OTHER DATA:
Net sales growth (decrease)(h)(m)               (4.9)%          12.8%                 3.2 %               0.1 %        (6.9)%
Gross profit margin..............               36.7 %          43.3%                37.6 %              37.4 %        39.8 %
Operating profit (loss) margin...               (1.7)%           7.5%               (11.0)%              (9.9)%         3.6 %
EBITDA(i)........................          $   2,599       $   6,097           $     (659)      $        (280)    $   3,647

                                                                                             YEAR ENDED DECEMBER 31,
                                                                                 ----------------------------------------------
                                                                                      1994              1995          1996
                                                                                 ------------     -------------    -------------
TAMOR(l)                                                                                     (dollars in thousands)
--------
STATEMENT OF OPERATIONS DATA:
Net sales...................................................................      $   53,806      $     60,301     $    75,714
Cost of goods sold..........................................................          43,235            50,194          57,818
                                                                                 -----------      ------------    ------------
 Gross profit...............................................................          10,571            10,107          17,896
Operating expenses..........................................................           8,426             8,839          13,524
                                                                                 -----------      ------------    -------------
 Operating profit...........................................................      $    2,145      $      1,268     $     4,372
                                                                                 ===========      ============    =============
OTHER DATA:
Net sales growth(m).........................................................                              12.1%           25.6%
Gross profit margin.........................................................            19.6%             16.8%           23.6%
Operating profit margin.....................................................             4.0%              2.1%            5.8%
EBITDA(i)...................................................................      $    4,576      $      3,926     $     7,767


------------------
NOTES TO SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

(a) The pro forma (as adjusted) condensed combined financial data gives effect to the Tamor Acquisition, the Offering and the application of the estimated net proceeds therefrom and the other transactions referred to herein, as if each of the transactions had occurred on December 31, 1995. See "Unaudited Pro Forma Condensed Combined Financial Statements."


(b) The as adjusted condensed combined financial data for the thirteen weeks ended March 29, 1997, gives effect to the Offering and the application of the estimated net proceeds therefrom, as if the Offering had occurred on December 29, 1996. Pursuant to an agreement dated October 29, 1996, the Company, as of January 1, 1997, took operating and financial control of Tamor, assumed substantially all of the liabilities of Tamor and retained substantially all of the earnings from Tamor's operations. See "Unaudited Pro Forma Condensed Combined Financial Statements."



(c) The pro forma operating expenses reflect: (i) additional amortization expense resulting from the recording of goodwill with the Tamor Acquisition and (ii) net estimated cost savings as a result of the Tamor Acquisition, and (iii) additional costs associated with the Company's 401(k) and profit sharing plans and certain other fees.


(d) The 1995 restructuring charge is a result of the Company's decision to discontinue certain unprofitable product lines, close the Company's Canadian facility and move the Canadian operations to the Chicago manufacturing and distribution facilities.

(e) The pro forma (as adjusted) interest expense for the year ended December 28, 1996 and the thirteen weeks ended March 30, 1996 reflects the estimated net increase in interest expense as if the Tamor Acquisition, the Offering and the application of the estimated net proceeds therefrom and the other transactions referred to herein had occurred on December 31, 1995.


     The interest expense (as adjusted) for the thirteen weeks ended March 29, 1997 reflects the estimated decrease in interest expense as if the Offering and the application of the estimated net proceeds therefrom had occurred on December 29, 1996.


(f) Selfix's fiscal 1995 and fiscal 1996 historical income tax (expense) benefit differed significantly from the statutory rates as a result of foreign loss carryforwards and changes to the valuation allowance. See
     Note 10 of the Notes to Financial Statements of the Company for a further description.


     The pro forma (as adjusted) and the thirteen weeks ended March 29, 1997 (as adjusted) income tax (expense) benefit assumes all entities are taxed as C corporations and gives no benefit to the net operating loss carryforwards. These income tax expense amounts are computed by applying the estimated combined statutory rate of 40%.


(g) The pro forma (as adjusted) and the thirteen weeks ended March 29, 1997 (as adjusted) number of weighted average shares assumes the shares issued as a result of the Tamor Acquisition (480,000 shares), the Warrant and the Offering (2,000,000 shares) were outstanding as of the first day of the applicable periods presented.


(h) The reduction in Selfix sales in fiscal 1996 was a result of decisions made in fiscal 1995 to discontinue the sale of certain under-performing housewares products, which resulted in a significant decrease in stock keeping units (SKUs).



(i)  EBITDA is defined as the sum of (i) earnings (loss) before income taxes,
     (ii) interest expense, (iii) interest income, and (iv) depreciation and amortization. EBITDA is not presented as an alternative measure of operating results or cash flow from operations (as determined in accordance with generally accepted accounting principles), should not be considered by the reader as an alternative to net income as an indicator of the Company's operating results and is not indicative of cash flow available to fund all cash flow needs. EBITDA, as determined by the Company, may differ from that of other companies.



(j)  Working capital is computed as current assets less current liabilities.


(k) The fiscal 1994 restructuring charge relates to cost of severance and termination benefits paid or accrued for a change in the level and composition of employees, termination of existing employee arrangements, inventory adjustments and fixed asset writedowns related to product lines to be discontinued. See note (d) above regarding the 1995 restructuring charge.


(l) Financial statements for combined Tamor Corporation and Housewares Sales, Inc., its affiliated product distribution company, were not prepared for periods prior to December 31, 1994.


(m) Net sales growth (decrease) represents the percentage increase (decrease) in net sales from the corresponding period, presented on a comparable basis, in the prior year.



(n) Pursuant to an agreement dated October 29, 1996, the Company, effective as of January 1, 1997, took operating and financial control of Tamor, assumed substantially all of the liabilities of Tamor and retained substantially all of the earnings from Tamor's operations. Actual results are combined since the date of effective control although the purchase transaction did not close until February 28, 1997.

                                  RISK FACTORS

     Each prospective investor should carefully consider, in addition to the other information contained in this Prospectus, the following information in evaluating the Company and its business before purchasing the Common Stock offered hereby.

RISKS ASSOCIATED WITH ACQUISITION STRATEGY

     The Company's growth strategy includes the possible acquisition of other manufacturers of plastic houseware products and manufacturers of other home products. The Company's acquisition strategy is primarily based on identifying and acquiring selected companies either with product lines within the Company's markets or that will enable the Company to enter new product categories more rapidly and cost-effectively. The Company's ability to accomplish its strategy will depend upon a number of factors including, among other things, the Company's ability to identify acceptable acquisition candidates, to consummate such acquisitions on terms favorable to the Company, to retain, hire and train professional management and sale personnel at each such acquired business and to promptly and profitably integrate the acquired operations into the Company's operations. See "Business--Business Strategy." Acquiring additional businesses may require additional capital and the consent of the Company's lenders and may have a significant impact on the Company's financial position and results of operations. Any such acquisitions may involve the issuance of additional debt or the issuance of one or more classes or series of the Company's equity securities, which could have a dilutive effect on the then outstanding Common Stock of the Company. Acquisitions could result in substantial amortization charges to the Company from the accumulation of goodwill and other intangible assets which could reduce reported earnings. There can be no assurance that the Company will be successful in accomplishing its acquisition strategy or that any acquired operations will be profitable or will be successfully integrated into the Company or that any such future acquisitions will not materially and adversely affect the Company's financial condition or results of operations. Opportunities for growth through acquisitions, future operating results and the success of acquisitions may be subject to the effects of, and changes in, U.S. and foreign trade and monetary policies, laws and regulations, political and economic developments, inflation rates, and the effect of taxes and operating conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Capital Resources and Liquidity."

RISKS ASSOCIATED WITH THE TAMOR ACQUISITION

     In furtherance of the Company's growth strategy, the Company recently completed the Tamor Acquisition. See "Business--The Tamor Acquisition." The Company's future operating results will depend upon the continued profitably of Tamor's operations. However, there is no assurance that Tamor will continue to operate profitably. The failure of Tamor to operate profitably could have a material adverse effect on the Company's financial position and results of operations. The growth of Tamor's operation will be dependent upon the Company's ability to make significant capital expenditures to improve and expand Tamor's existing manufacturing equipment and facilities. See "Business--Facilities." There is no assurance that in the future the Company will have adequate financing on favorable terms to make such capital expenditures.

     As a result of the Tamor Acquisition, the Company has greater exposure to the risks of unfavorable changes in the costs of plastic resin, the primary raw material for the Company's products. Tamor uses significantly more plastic resin than the Company's other subsidiaries and operates at lower margins than the Company's other subsidiaries. Fluctuations in resin costs could, therefore have a material adverse effect on Tamor's results of operations which would have a material adverse effect on the Company's results of operations. See "Risk Factors--Increases in Cost of Plastic Resin." In addition, the Company is highly leveraged as a result of the Tamor Acquisition and will be more sensitive to fluctuations in interest rates. See "Risk Factors--Leverage; Restrictive Covenants."

ABILITY TO MANAGE GROWTH AND EXPANSION

     As a result of the Tamor Acquisition, the Company has experienced significant growth and will seek to continue to expand its operations through acquisitions. The management of the Company's growth, if any, will require continued expansion and refinement of the Company's control systems and a significant increase in the Company's development, manufacturing, quality control, marketing, logistics and service capabilities, all of which could place a significant strain on the Company's resources. There is no assurance that the Company will adequately anticipate all of the demands that its growth, if any, will impose on such control systems. If the Company's management is unable to manage growth effectively, then the quality of the Company's products, its ability to retain and hire key personnel and its financial condition and results of operations could be materially and adversely affected. Failure to integrate new personnel on a timely basis could also have an adverse effect on the Company.

INCREASES IN COST OF PLASTIC RESIN

     The primary raw materials used in plastic injection molding are various plastic resins - primarily polypropylene and its derivatives. The plastic resins used by the Company are produced from petrochemical intermediates which are, in turn, derived from natural gas liquids. Plastic resin prices may fluctuate as a result of natural gas and crude oil prices and capacity, supply and demand for resin and petrochemical intermediates from which they are produced. The automotive and housing industries are significant users of plastic resin. As a result, significant changes in the demand for automobiles or housing starts may cause significant fluctuations in the price of plastic resin. See "Business--Manufacturing and Raw Materials."

     The Company has no long-term supply contracts for the purchase of resin, although the Company generally maintains a 60-day supply of resin. For fiscal 1996, the cost of resin accounted for approximately 24% of the Company's total cost of goods sold on a pro forma basis. In the past, the Company has had limited ability to increase product pricing in response to plastic resin price increases. Any future increases in the price of plastic resins could have a material adverse effect on the Company's financial position and results of operation. The Company generally attempts to reduce its resin costs by purchasing off-prime grades of material primarily through brokers in secondary markets enabling the Company to buy resin at a discount. There is no assurance that the Company will continue to have available necessary quantities of resin at reasonable prices. See "Business--Manufacturing and Raw Materials."

RECENT LOSSES; SELFIX RESTRUCTURING

     The Company has incurred net losses in three of the last five fiscal years. The Company's net losses for fiscal years 1992, 1994 and 1995 were $0.8 million, $6.0 million and $4.0 million, respectively. Beginning in 1994, management of the Company restructured the Company's operations to improve its profitability by, among other things, eliminating unprofitable product lines, reducing overhead, upgrading financial controls and increasing international distribution capabilities. See "Business--Company Background." After implementing the restructuring, the Company had operating profits of $1.4 million in fiscal 1996.

     Although the Company has restructured its Selfix operations and returned to profitability in 1996, there is no assurance that the Company will be able to maintain profitability. The Company's ability to sustain profitability is dependent upon a number of factors, including the continued successful implementation of cost control measures, the successful integration of Tamor's operations into the Company's operations, maintenance of the Company's existing customer relationships at current levels of sales volume and various other factors beyond the Company's control, such as plastic resin price increases and the effect of general economic conditions. The failure of the Company to sustain profitability could hinder its ability to service its debt, to make capital expenditures or to take advantage of business opportunities, any one of which could have a material adverse effect on the Company's financial condition and results of operations.

LEVERAGE; RESTRICTIVE COVENANTS

     The Company incurred substantial indebtedness as a result of the Tamor Acquisition and will remain highly leveraged after the Offering. See "Business", "Description of the Credit Agreement and Other Debt" and "Capitalization." At March 29, 1997, the Company had approximately $54.0 million of total consolidated indebtedness. Subject to restrictions in its debt instruments, the Company may incur significant amounts of additional indebtedness in the future, particularly in connection with acquisitions.

     The Company's high degree of leverage could have important consequences to investors, including the following: (i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired in the future;
(ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to the Company for other purposes; (iii) certain of the Company's borrowings are and will continue to be at variable rates of interest, including borrowings under the Credit Agreement, which will expose the Company to interest rate fluctuations and consequently an increase in interest expense which could have a material adverse impact on the Company's results of operations; (iv) the Company may be substantially more leveraged than certain of its competitors, which may place the Company at a competitive disadvantage; and (v) the Company's substantial degree of leverage may limit its flexibility to adjust to changing market conditions, reduce its ability to withstand competitive pressures and make it more vulnerable to a downturn in general economic conditions or its business. See "Description of the Credit Agreement and Other Debt."

     If the Company is unable to generate sufficient cash flow from operations in the future to service its indebtedness, it may be required to refinance all or a portion of its existing indebtedness or to obtain additional financing. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained. The inability to obtain additional financing could have a material adverse effect on the Company.

     The Company's instruments and agreements governing its indebtedness contain numerous covenants, including financial and operating covenants, certain of which are quite restrictive. In particular, certain financial covenants under the Credit Agreement with GECC become more restrictive over time in anticipation of scheduled debt amortization and improved operating results. For a description of such covenants, see "Description of the Credit Agreement and Other Debt." The ability of the Company to comply with such provisions will depend on its future performance, which will be subject to, among other things, then prevailing economic, financial and business conditions. The failure of the Company to comply with such provisions could result in a default or an event of default under the Credit Agreement which would have a material adverse effect on the Company's financial position and results of operations.

     The failure to comply with the obligations contained in the Credit Agreement, if not cured, or waived, could permit acceleration of the indebtedness under the Credit Agreement and acceleration of indebtedness under other instruments that contain cross-acceleration or cross-default provisions. If the Company were obligated to repay all or a significant portion of its indebtedness, there can be no assurance that the Company would have sufficient cash to do so or that the Company could successfully refinance such indebtedness. In addition, the obligations of the Company and its subsidiaries under the Credit Agreement are secured by substantially all of their respective assets. If an event of default occurs under the Credit Agreement, the lenders would be entitled to exercise the remedies available to a secured lender under applicable law, including foreclosure. See "Description of the Credit Agreement and Other Debt."

DEPENDENCE ON LARGE SALES VOLUME

     The Company derives substantially all of its revenues from products which are sold at relatively low prices. These products must be sold in relatively large volumes in order to maintain profitability at current or higher levels and to achieve the manufacturing and logistical efficiencies that are necessary to enable the Company to price its products competitively and to maintain and expand its customer base. There can be no assurance that the Company can continue to sell its products in current or increased volumes and its failure to do so could have a material adverse effect on the Company's financial position and results of operations.

CUSTOMER CONCENTRATION/CONSOLIDATING CUSTOMER BASE

     During fiscal 1996, on a pro forma basis, Wal-Mart/Sam's Club, Kmart and Target accounted for approximately 21%, 8%, and 5%, respectively, of the Company's net sales. During fiscal 1996, no other customer represented 5% or more of the net sales ($5.7 million on a pro forma basis) of the Company. Although the Company believes that its relationships with Wal-Mart, Kmart, Target and its other large customers are good, it does not have long-term purchase agreements or other contractual assurances as to future sales to these customers. If any significant customer substantially reduces its level of purchases from the Company, the Company's financial position and results of operations would be adversely affected. Moreover, continued consolidation within the retail industry may result in an increasingly concentrated customer base. To the extent such consolidation continues to occur, the Company's revenues and profitability may be increasingly sensitive to a significant deterioration in the financial condition of or other adverse developments in its relationships with one or more customers. From time to time, the Company has experienced credit losses due to customers seeking protection under bankruptcy or similar laws. Although such credit losses have not had a material adverse effect on the Company to date, there can be no assurance that future credit losses will not have a material adverse effect on the Company. See "Business--Marketing and Distribution."

RETAIL INDUSTRY; ECONOMIC CONDITIONS

     The Company sells its products through retailers, including mass merchandisers, supermarkets, hardware stores, specialty stores and other retail channels. See "Business--Marketing and Distribution." Retail sales depend, in part, on general economic conditions. A significant decline in such conditions could have a negative impact on sales by retailers of products sold by the Company and consequently could have an adverse effect on the Company's sales, profitability and cash flows. Retail environments which are poor or perceived to be poor, whether due to economic or other conditions, may lead houseware manufacturers and marketers, including the Company, to increase their discounting and promotional activities. Such activities could have an adverse effect on the Company's profit margins and, consequently, its results of operations. The Company may also not be able to fully offset the impact of inflation through price increases due to the unfavorable retail environment.

RISKS ASSOCIATED WITH DEVELOPING NEW PRODUCTS

     In order to remain competitive, the Company is developing and introducing new products and intends to continue to develop and introduce other new products in the future. The development, production and marketing of new products require significant investment of financial resources. Despite such investment, there is no assurance that the Company will achieve market acceptance of any new products. The Company's future growth and profitability will in part be dependent on achieving market acceptance of its new products and the Company's ability to market such products. Although management intends to introduce and develop new products which are complementary to the Company's existing products, the Company may encounter production and marketing obstacles which would have a material adverse effect on sales of these new products and
the Company's results of operations.   See "Business--Product and Research
Development."  See "Business--Business Strategy."

COMPETITION

     The market for the Company's products is highly competitive. The Company competes with a significant number of smaller privately held companies and a few public companies, some of which have greater name/brand recognition, larger customer bases and/or significantly greater financial resources than the Company, such as Rubbermaid Inc. There are no substantial regulatory or other barriers to entry of new competitors into the Company's industries. A supplier that is able to maintain, or increase, the amount of retail space allocated to its product may gain a competitive advantage in that product market. There can be no assurance that the Company will be able to compete successfully against current and future sources of competition or that the current and future competitive pressures faced by the Company will not adversely affect its profitability or financial performance. See "Business--Competition."

     A number of the Company's products are similar in design and/or function to competitor's products. There can be no assurance that third parties will not assert infringement or misappropriation claims against the Company in the future with respect to current or future products. Any such claims or litigation, whether with or without merit, could be costly and could have a material adverse effect on the Company's financial position and results of operations. See "Business--Patents, Trademarks and Licenses" and "--Legal Proceedings."

ENVIRONMENTAL COMPLIANCE

     The operations of the Company are subject to environmental laws and regulations that impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid and hazardous wastes. Although the Company has not historically been required to make significant capital expenditures for environmental compliance, there can be no assurance that changes in environmental requirements or the technological processes used by the Company will not result in the Company incurring significant costs in the future to comply with environmental
requirements.   See "Business--Environmental Matters."

DEPENDENCE ON KEY PERSONNEL

     The Company's success depends, in large part, upon the efforts and abilities of its executive officers and key employees, particularly James R. Tennant, the Company's Chief Executive Officer, and Leonard J. Tocci, the Chief Executive Officer of Tamor. The loss of the services of Mr. Tennant or Mr. Tocci or one or more of the Company's other key employees could have a material adverse effect on the Company's business. Mr. Tennant and Mr. Tocci have entered into employment agreements with the Company, containing certain noncompetition provisions. See "Management--Employment Agreements." The Company does not carry key man life insurance on Mr. Tennant or on Mr. Tocci. See "Management."

ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS

     The Company's Certificate of Incorporation authorizes the issuance of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by the Company's board of directors (the "BOARD OF DIRECTORS"). See "Management--Anti-Takeover Provisions." Accordingly, the Board of Directors is empowered, without shareholder approval, to issue such preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Common Stock. Issuance of "blank check" preferred stock could be utilized under certain circumstances as a method of discouraging, delaying or preventing a change in control of the Company. The issuance of such preferred stock could materially and adversely affect the voting powers and other rights of the holders of Common Stock and could be used to discourage an unsolicited acquisition proposal. See "Description of Company's Securities--Preferred Stock."


     The Board of Directors has approved the implementation of a stockholders rights plan (the "RIGHTS PLAN"). See "Management--Shareholders Rights Plan." The Rights Plan may have the effect of delaying, discouraging, inhibiting, preventing or rendering more difficult an attempt to obtain control of the Company by means of a tender offer, business combination, proxy contest or otherwise. The issuance of rights to purchase preferred stock under the Rights Plan could make the acquisition of a substantial block of the Company's Common Stock more difficult or limit the price that investors might be willing to pay in the future for shares of the Company's Common Stock. See "Management--Stockholder Rights Plan."


     In addition, certain provisions of Delaware law applicable to the Company could delay or make more difficult a merger, tender offer or proxy contest involving the Company. See "Management--Anti-Takeover Provisions."

SHARES ELIGIBLE FOR FUTURE SALE


     The sale, or availability for sale, of substantial amounts of Common Stock in the public market subsequent to this Offering may adversely affect the prevailing market price of Common Stock and may impair the Company's ability to raise additional capital by the sale of its equity securities. The Company will have 6,322,922 shares of Common Stock outstanding immediately following the Offering (assuming the Underwriters do not exercise the over-allotment option), of which 956,300 shares will be held by executive officers and directors of the Company. In addition, as of the date of this Prospectus, a total of 1,356,998 shares of Common Stock are reserved for issuance under the Stock Option Plans and 170,570 shares are reserved for issuance under the Stock Purchase Plan. In connection with the Subordinated Note, the Company, on February 27, 1997, issued the Warrant to GECC to purchase 79,204 shares of Common Stock. See "Description of Credit Agreement and Other Debt." The Company, its directors, executive officers and certain shareholders, including the Selling Shareholders, have agreed that for a period of 180 days from the date of this Prospectus they will not, without the prior written consent of EVEREN Securities, Inc., directly or indirectly offer for sale, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, subject to certain exceptions. See "Description of Company's Securities," "Shares Eligible For Future Sale" and "Underwriting."


LIMITED HISTORICAL TRADING VOLUME IN THE COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE

     While the Common Stock has been publicly traded since 1988 and is listed on The Nasdaq National Market(SM) under the symbol "HPII", the Common Stock has historically experienced low trading volume due, in part, to substantial holdings by the estates of the founders of the Company, and certain trusts of which the adult children of the founders are beneficiaries. Quarterly and annual operating results of the Company, variations between such results and the results expected by investors and analysts, changes in general economic conditions, loss of significant customers, fluctuations in the price of plastic resin or developments in the retail housewares industry could cause the market price of the Common Stock to fluctuate substantially. In addition, the stock market from time to time experiences extreme price and volume fluctuations that have particularly affected the market price for many companies and that often have been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. See "Price Range of Common Stock."

LABOR RELATIONS

     The Company employed approximately 499 people at March 29, 1997 (including persons employed by Tamor) in the United States. Approximately 92 of such people are hourly employees at its Leominster, Massachusetts facility, covered by a collective bargaining agreement which expires March, 1999; 151 are hourly employees at its Chicago, Illinois facilities, covered by a collective bargaining agreement which expires January, 1998. There can be no assurance that the Company will successfully renegotiate the labor contracts when they expire without work stoppages. However, the Company does not anticipate having problems renegotiating any contracts that would materially affect its results of operations. See "Business--Employees."

     Although the Company believes its relationship with its employees is good, there can be no assurance that the Company will not experience significant work stoppages in the future or that its relations with employees will continue to be satisfactory.

                                USE OF PROCEEDS


     The net proceeds to be received by the Company from the sale of the Common Stock are estimated to be approximately $16.4 million ($20.8 million if the Underwriters' over-allotment option is exercised in full) after deducting the estimated underwriting discounts and offering expenses. The net proceeds from the Offering will be used (i) to repay $9.4 million of the outstanding $40.0 million principal amount of the Term Loans, and (ii) to repay in full the $7.0 million Subordinated Note. The Company used the proceeds of the portion of the Term Loans being repaid and the proceeds of the Subordinated Note and Warrant to fund a portion of the purchase price of Tamor. The Company will not receive any of the proceeds from the sale of the shares of Common Stock being sold by the Selling Shareholders.


     After completion of this Offering, the Company may borrow under the Revolving Credit Facility and incur other debt as necessary from time to time for general corporate purposes and to fund acquisitions; however, no general corporate purpose has been specifically identified by the Company at this time and the Company has no arrangements, agreements or understandings concerning specific acquisitions.

     The Subordinated Note matures in February, 2005 (subject to earlier maturity in certain circumstances) and Term Loans A and B have a final maturity in August, 2002 and August, 2004, respectively. As of March 29, 1997, the Subordinated Note bears interest at the rate of 13.5% per annum and Term Loans A and B bear interest at the rate of 10.00% and 10.50%, respectively, per annum. See "Description of the Credit Agreement and Other Debt."

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is traded on The Nasdaq National Market(SM) under the symbol "HPII." The following table sets forth for the periods indicated the high and low bid quotations for the Common Stock as reported on The Nasdaq National Market(SM). The prices reported do not include retail mark-up, mark-down or commissions and may not reflect actual transactions.
See "Risk Factors--Limited Historical Trading Volume in Common Stock; Possible Volatility of Stock Price."




                                                  HIGH             LOW
                                                  ----             ---
Fifty-two Weeks Ended December 30,1995:
  First Quarter.............................    $  5.25          $  4.00
  Second Quarter............................    $  5.25          $  4.25
  Third Quarter.............................    $  5.75          $  4.25
  Fourth Quarter............................    $  5.875         $  4.75
Fifty-two Weeks  Ended December 28,1996:
  First Quarter.............................    $  5.625         $  4.125
  Second Quarter............................    $  5.125         $  4.125
  Third Quarter.............................    $  5.00          $  4.50
  Fourth Quarter............................    $  8.625         $  4.25
Fifty-two Weeks  Ended December 27,1997:
  First Quarter.............................    $  12.75         $  8.00
  Second Quarter (through May 27, 1997).....    $  10.50         $  8.625



     On May 27, 1997, the last reported sale price of the Common Stock on The Nasdaq National Market(SM) was $8.625.


     As of March 26, 1997, there were 156 holders of record and the Company believes that the total number of beneficial owners of the Company's Common Stock is in excess of 590.

                                 CAPITALIZATION

     The following table sets forth the Company's consolidated capitalization as of March 29, 1997 (i) on a historical basis and (ii) on an as adjusted basis, giving effect to the Offering (assuming net proceeds of $16.4 million and assuming the Underwriters do not exercise the over-allotment option) and the application of the net proceeds therefrom. This data should be read in conjunction with the financial statements of the Company included elsewhere in this Prospectus.



                                                                         MARCH 29, 1997
                                                                  ------------------------
                                                                  ACTUAL       AS ADJUSTED
                                                                  ------       -----------
                                                                 (dollars in thousands)
Total debt, including capital lease obligations(a)......         $   53,951       $  37,551
Stockholders' equity(b):
  Preferred Stock - authorized, 500,000 shares, $0.01
    par value; none issued..............................                 --              --
  Common Stock - authorized, 15,000,000 shares, $0.01
    par value: 4,381,684 shares issued; 6,381,684,
    shares issued, as adjusted..........................                 44              64
Additional paid-in capital..............................             13,669          30,049
Retained earnings.......................................              2,328           2,328
Currency translation adjustments........................              (194)           (194)
Common Stock held in treasury  -- at cost
  (58,762 shares).......................................              (264)           (264)
                                                                  ---------       ---------
Total stockholders' equity..............................             15,583          31,983
                                                                  ---------       ---------
Total capitalization....................................          $  69,534       $  69,534
                                                                  =========       =========



(a) Includes current maturities of long-term debt and long-term capital lease obligations. See Notes 8 and 15 of Notes to Financial Statements of the Company for a description of the Company's long-term obligations.


(b) Excludes 1,356,998 shares of Common Stock reserved for issuance under the Stock Option Plans. There are currently 965,017 options outstanding under the Stock Option Plans, each of which entitles the holder thereof to purchase one share of Common Stock. See "Management--Stock Option Plans." The weighted average exercise price for all of the options currently outstanding under the Stock Option Plans is $6.79 per share. Also excludes 170,570 shares of Common Stock reserved for issuance under the Stock Purchase Plan and 79,204 shares reserved for issuance pursuant to the Warrant issued in connection with the financing of the Tamor Acquisition.

                                DIVIDEND POLICY

     The Company has never declared or paid any dividends on its Common Stock. The payment of dividends by the Company is currently not permitted under the Credit Agreement. The Company anticipates that all future earnings, if any, will be retained for use in the Company's business and it does not anticipate paying any cash dividends. Payment of future dividends, if any, will be as permitted under the Credit Agreement and at the discretion of the Board of Directors after taking into account various factors, including the Company's financial condition, operating results, current and anticipated cash needs and plans for expansion. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Capital Resources and Liquidity," "Risk Factors--Leverage; Restrictive Covenants," and "Description of the Credit Agreement and Other Debt."

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS


     The following Unaudited Pro Forma Condensed Combined Statement of Operations for fiscal 1996 gives effect to the Tamor Acquisition, the Offering and the application of the estimated net proceeds therefrom, as if each had occurred on December 31, 1995. The Unaudited Pro Forma Condensed Combined Statement of Operations for the thirteen weeks ended March 29, 1997, gives effect to the Offering and the application of the estimated net proceeds therefrom, as if the Offering had occurred on December 29, 1996.


     The Unaudited Pro Forma Condensed Combined Financial Statements should be read in conjunction with the "Use of Proceeds," "Capitalization," "Selected Historical Financial Data of Selfix," "Selected Historical Financial Data of Tamor" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus. The pro forma data do not purport to represent what the Company's actual results of operations or financial position would have been had such transactions in fact occurred on such dates. The pro forma statement of operations also does not purport to project the results of operations of the Company for the current year or for any other period.

                       HOME PRODUCTS INTERNATIONAL, INC.

                         UNAUDITED PRO FORMA CONDENSED
                        COMBINED STATEMENT OF OPERATIONS








                                                                        TAMOR           PRO                PRO
                                                       SELFIX         HISTORICAL       FORMA              FORMA
                                                     HISTORICAL        DECEMBER     ACQUISITION          OFFERING
                                                  DECEMBER 28, 1996     31, 1996    ADJUSTMENTS         ADJUSTMENTS      TOTAL
                                                  -----------------   -----------   ------------        -----------    ----------
                                                               (dollars in thousands except per share amounts)
Net sales......................................       $  38,200      $   75,714    $      ---            $    ---      $  113,914

Cost of goods sold.............................          22,992          57,818           ---                 ---          80,810
                                                      ---------      ----------    ----------            --------      ----------

  Gross profit.................................          15,208          17,896           ---                 ---          33,104

Operating expenses.............................          13,843          13,524           642 (a)             ---          24,864
                                                                                      (3,145) (b)
                                                      ---------      ----------    ----------            --------      ----------
  Operating profit.............................           1,365           4,372         2,503                 ---           8,240

Interest expense...............................           (707)         (1,191)       (4,430) (c)           1,628 (g)     (4,700)

Other income - net.............................             148             494           205 (d)             ---             847
                                                      ---------      ----------    ----------            --------      ----------

  Earnings before income taxes.................             806           3,675       (1,722)               1,628           4,387

Income tax expense.............................             ---           (160)         (943) (e)           (651) (h)     (1,754)
                                                      ---------      ----------    ----------            --------      ----------

Net earnings (loss)............................       $     806      $    3,515    $  (2,665)            $    977      $    2,633
                                                      =========      ==========    ==========            ========      ==========

Net earnings per common and
  common equivalent share......................       $    0.21             ---           ---                 ---      $     0.41
                                                      =========      ==========    ==========            ========      ==========

Number of weighted average common
  and common equivalent shares
  outstanding..................................       3,853,502             ---       519,602 (f)       2,000,000 (i)   6,373,104
                                                      =========      ==========    ==========            ========      ==========


                                                             THIRTEEN WEEKS ENDED
                                                               MARCH 29, 1997
                                                   -----------------------------------------

                                                                      PRO
                                                    COMPANY          FORMA
                                                   HISTORICAL     ADJUSTMENTS        TOTAL
                                                   -----------    -----------     ----------

Net sales......................................     $   31,738     $    ---       $   31,738

Cost of goods sold.............................         22,610          ---           22,610
                                                    ----------    ---------       ----------

  Gross profit.................................          9,128         ----            9,128

Operating expenses.............................          6,602          ---            6,602

                                                    ----------    ---------       ----------

  Operating profit.............................          2,526          ---            2,526

Interest expense...............................         (1,532)         407 (g)       (1,125)

Other income - net.............................            155          ---              155
                                                    ----------    ---------       ----------

  Earnings before income taxes.................          1,149          407            1,556

Income tax expense.............................           (117)        (505)(h)         (622)
                                                    ----------    ---------       ----------

Net earnings (loss)............................     $    1,032     $   (98)       $      934
                                                    ==========    =========       ==========

Net earnings per common and
  common equivalent share......................     $     0.23          ---       $     0.14
                                                    ==========    =========       ==========
Number of weighted average common
  and common equivalent shares
  outstanding..................................      4,513,683    2,000,000 (i)    6,513,683
                                                    ==========    =========       ==========

                       HOME PRODUCTS INTERNATIONAL, INC.
      NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS




      (a) Reflects the additional amortization expense resulting from the recording of goodwill associated with the Tamor Acquisition. Goodwill is amortized over 40 years.



      (b) Reflects estimated cost savings as a result of the Tamor Acquisition as follows:



                                                                                         (in thousands)
                                                                                         --------------
                 Commission payments to related parties of Housewares
                   under commission agreement terminated in connection
                   with the Tamor Acquisition...............................           $       (1,194)

                 Former owners' compensation and other benefits, including
                   pension, life insurance, travel and auto allowances
                   paid during 1996, net of compensation expense
                   under new contracts to be paid subsequent to the
                  Tamor Acquisition.........................................                   (1,536)

                 Change in control agreement payment made to the former
                   president of Tamor in 1996 because of the Tamor
                   Acquisition..............................................                     (330)

                 Change in Compensation Arrangements:
                   Special bonus payments discontinued under the
                      Company's compensation policies subsequent to the
                      Tamor Acquisition.....................................                     (265)

                 Additional costs associated with the Company's 401(k)
                      and profit sharing plans and certain other fees to
                      be incurred subsequent to the Tamor Acquisition........                     240

                 Non-recurring accounting and legal expenses incurred by
                   Housewares' former owners in 1996 in connection with the
                   Tamor Acquisition.........................................                     (60)
                                                                                       --------------
                                                                                       $       (3,145)
                                                                                       ==============




      (c) Reflects the estimated net increase in interest expense as if the Tamor Acquisition had occurred on December 31, 1995. The pro forma adjustment to interest expense is comprised of the following:



                                                                                        (in thousands)
                                                                                        --------------
                 Interest expense on the estimated weighted
                   average amounts outstanding under Term Loan
                   A and Term Loan B in the principal amount of
                   $47.0 million with an effective interest rate of 9.4%.....          $        4,427

                 Amortization of deferred financing fees.....................                     557

                 Amortization of debt discount created from issuance of
                   Warrant...................................................                     400

                 Facility and Letter of Credit fees..........................                     237
                 Less interest expense related to retired Tamor obligations                    (1,191)
                                                                                       --------------
                     Net adjustments.........................................          $        4,430
                                                                                       ==============




      (d) Reflects the estimated increase in interest income as a result of an average $3.7 million in proceeds on the Term Loans not used in connection with the Tamor Acquisition and earning interest at an assumed rate of 5.5%.

      (e)  Tamor was taxed as an S corporation prior to the Tamor
           Acquisition. Selfix's fiscal 1996 historical results of operations reflected no income tax expense as a result of net operating loss carryforwards. The pro forma income tax expense assumes all entities are taxed as C corporations and gives no benefit to the net operating loss carryforwards. The pro forma income tax expense is computed by applying an estimated combined statutory rate of 40%.



      (f) Reflects the assumed increase in the weighted average common and common equivalent shares outstanding as a result of the Tamor Acquisition (480,000 shares) and the Warrant.



      (g) Reflects the estimated decrease in interest expense as if the Offering and the application of the estimated $16.4 million of net proceeds had occurred as of the beginning of the applicable fiscal year. The proceeds are assumed to be used to repay a portion of the outstanding principal amount of the Term Loans, as well as to repay in full the Subordinated Note pursuant to the terms of the Credit Agreement and Subordinated Note as follows:




                                                                                   (in thousands)
                                                                                   --------------
                  Repayment of Subordinated Note.........................       $           7,000
                  Partial repayment of Term Loan A.......................                   4,700
                  Partial repayment of Term Loan B.......................                   4,700
                                                                                -----------------
                      Net proceeds from the Offering.....................       $          16,400
                                                                                =================



      (h) Reflects an increase in income tax expense assuming all entities are taxed as C corporations and gives no benefit to the net operating loss carryforwards. The pro forma income tax expense is computed by applying an estimated combined statutory rate of 40%.



      (i) Reflects the assumed increase in the weighted average common and common equivalent shares as a result of the Offering.

                  SELECTED HISTORICAL FINANCIAL DATA OF SELFIX

     The following selected historical financial data should be read in conjunction with the financial statements and related notes of the Company (formerly Selfix) and other financial data included elsewhere in this Prospectus. The balance sheet data and the statement of operations data presented below are derived from the audited financial statements of the Company (formerly Selfix).





                                                                                          YEAR ENDED
                                                                          ----------------------------------------------
                                                                          DECEMBER 26,    DECEMBER 25,      DECEMBER 31,
                                                                            1992              1993             1994
                                                                          ------------    ------------      ------------
                                                                         (dollars in thousands except per share amounts)
STATEMENT OF OPERATIONS DATA:
Net sales..........................................................     $   35,209        $   39,711        $   40,985
Cost of goods sold.................................................         22,297            22,504            25,587
                                                                        ----------        ----------        ----------
    Gross profit...................................................         12,912            17,207            15,398
Operating expenses.................................................         13,501            14,214            18,185
Restructuring charges(a)...........................................            ---               ---             1,701
                                                                        ----------        ----------        ----------
    Operating profit (loss)........................................           (589)            2,993            (4,488)
Interest expense...................................................         (1,038)           (1,066)             (999)
Other income (expense)-net.........................................            192               126              (295)
                                                                        ----------        ----------        ----------
    Earnings (loss) before income taxes............................         (1,435)            2,053            (5,782)
Income tax (expense) benefit(b)....................................            654              (574)             (221)
                                                                        ----------        ----------        ----------
    Earnings (loss) before the cumulative
        effect of a change in accounting for
        income taxes...............................................           (781)            1,479            (6,003)
Cumulative effect of a change in income
    tax accounting.................................................            ---                36               ---
                                                                        ----------        ----------        ----------
Net earnings (loss)................................................     $     (781)       $    1,515        $   (6,003)
                                                                        ==========        ==========        ==========
Net earnings (loss) per common and
    common equivalent share........................................     $    (0.23)       $     0.43        $    (1.70)
                                                                        ==========        ==========        ==========
Number of weighted average common and
    common equivalent shares outstanding...........................      3,448,267         3,511,100         3,538,758

OTHER DATA:
Net sales growth (decrease)(c)(f)..................................           (4.9) %           12.8 %             3.2  %
Gross profit margin................................................           36.7  %           43.3 %            37.6  %
Operating profit (loss) margin.....................................           (1.7) %            7.5 %           (11.0) %

EBITDA(d)..........................................................     $    2,599        $    6,097        $     (659)

                                                                            AS OF             AS OF             AS OF
                                                                         DECEMBER 26,       DECEMBER 25,      DECEMBER 31,
                                                                             1992              1993              1994
                                                                         ------------     --------------    --------------
BALANCE SHEET DATA:
Working capital(e).................................................     $   11,599        $   12,752        $   11,026
Property, plant and equipment, net.................................         10,154            11,524            10,466
Intangible assets, net.............................................          3,828             2,941             1,536
Total assets.......................................................         32,828            35,354            30,761
Total debt, including capital lease obligations....................         11,884            12,033            10,413
Total stockholders' equity.........................................         17,715            19,326            13,623

                                                                                   YEAR ENDED
                                                                         ----------------------------

                                                                         DECEMBER 30,    DECEMBER 28,
                                                                            1995            1996
                                                                         ------------    ------------
(dollars in thousands except per share amounts)
STATEMENT OF OPERATIONS DATA:
Net sales..........................................................      $   41,039         $  38,200
Cost of goods sold.................................................          25,678            22,992
                                                                         ----------         ---------
    Gross profit...................................................          15,361            15,208
Operating expenses.................................................          17,385            13,843
Restructuring charges(a)...........................................           2,051               ---
                                                                         ----------         ---------
    Operating profit (loss)........................................          (4,075)            1,365
Interest expense...................................................            (896)             (707)
Other income (expense)-net.........................................             688               148
                                                                         ----------         ---------
    Earnings (loss) before income taxes............................          (4,283)              806
Income tax (expense) benefit(b)....................................             273               ---
                                                                         ----------         ---------
    Earnings (loss) before the cumulative
        effect of a change in accounting for
        income taxes...............................................          (4,010)              806
Cumulative effect of a change in income
    tax accounting.................................................             ---               ---
                                                                         ----------         ---------
Net earnings (loss)................................................      $   (4,010)        $     806
                                                                         ==========         =========
Net earnings (loss) per common and
    common equivalent share........................................      $    (1.11)        $    0.21
                                                                         ==========         =========
Number of weighted average common and
    common equivalent shares outstanding...........................       3,616,924         3,853,502

OTHER DATA:
Net sales growth (decrease)(c)(f)..................................             0.1  %           (6.9) %
Gross profit margin................................................            37.4  %           39.8  %
Operating profit (loss) margin.....................................            (9.9) %            3.6  %

EBITDA(d)..........................................................      $     (280)        $   3,647

                                                                             AS OF              AS OF
                                                                           DECEMBER 30,      DECEMBER 28,
                                                                              1995              1996
                                                                         ---------------    -------------
BALANCE SHEET DATA:
Working capital(e).................................................      $    6,712         $   7,152
Property, plant and equipment, net.................................           8,453             7,934
Intangible assets, net.............................................           2,693             2,527
Total assets.......................................................          24,976            24,705
Total debt, including capital lease obligations....................           7,914             7,022
Total stockholders' equity.........................................          10,847            11,709

NOTES TO SELECTED HISTORICAL FINANCIAL DATA OF SELFIX


(a) The fiscal 1994 restructuring charge relates to costs of severance and termination benefits paid or accrued for a change in the level and composition of employees, termination of existing employee arrangements, inventory adjustments and fixed asset writedowns related to product lines to be discontinued.


    The fiscal 1995 restructuring charge is a result of the Company's decision to discontinue certain unprofitable product lines, close the Company's Canadian facility and move the Canadian operations to the Chicago manufacturing and distribution facilities.


(b) Selfix's historical income tax (expense) benefit differed significantly from the statutory rates as a result of foreign loss carryforwards and changes to the valuation allowance. See Note 10 of the Notes to Financial Statements of the Company for a further description.


(c) The reduction in Selfix net sales in fiscal 1996 was a result of decisions made in fiscal 1995 to discontinue the sale of certain under-performing housewares products.



(d)  EBITDA is defined as the sum of (i) earnings (loss) before income taxes,
     (ii) interest expense, (iii) interest income, and (iv) depreciation and amortization. EBITDA is not presented as an alternative measure of operating results or cash flow from operations (as determined in accordance with generally accepted accounting principles), should not be considered by the reader as an alternative to net income as an indicator of Selfix's operating results and is not indicative of cash flow available
     to fund all cash needs.   EBITDA, as determined by Selfix, may differ from
     that of other companies.



(e)  Working capital is computed as current assets less current liabilities.

(f) Net sales growth (decrease) represents the percentage increase (decrease) in net sales from the corresponding period, presented on a comparable basis, in the prior year.

                  SELECTED HISTORICAL FINANCIAL DATA OF TAMOR

     The following selected historical financial data should be read in conjunction with the financial statements and related notes of Tamor and other financial data included elsewhere in this Prospectus. The balance sheet data and statement of operations data presented below are derived from the audited financial statements of Tamor.





                                                                        YEAR ENDED DECEMBER 31,
                                                             -------------------------------------------------
                                                               1994               1995                1996
                                                             ---------        -----------          ----------
                                                                            (dollars in thousands)
STATEMENT OF OPERATIONS DATA(a):
Net sales............................................        $  53,806        $    60,301          $   75,714
Cost of goods sold...................................           43,235             50,194              57,818
                                                             ---------        -----------          ----------
    Gross profit.....................................           10,571             10,107              17,896
Operating expenses...................................            8,426              8,839              13,524
                                                             ---------        -----------          ----------
    Operating profit.................................            2,145              1,268               4,372
Interest expense.....................................             (531)            (1,140)             (1,191)
Other income - net...................................              225                 98                 494
                                                             ---------        -----------          ----------
    Earnings before income taxes.....................            1,839                226               3,675
Income tax (expense) benefit(b)......................              (93)                25                (160)
                                                             ---------        -----------          ----------
Net earnings.........................................        $   1,746        $       251          $    3,515
                                                             =========        ===========          ==========
OTHER DATA:
Net sales growth(e)..................................                                12.1%               25.6%
Gross profit margin..................................             19.6%              16.8%               23.6%
Operating profit margin..............................              4.0%               2.1%                5.8%

EBITDA(c)............................................        $   4,576        $     3,926          $    7,767

                                                                                     AS OF DECEMBER 31,
                                                                              -------------------------------
                                                                                  1995                 1996
                                                                              -----------           ---------
                                                                                    (dollars in thousands)
BALANCE SHEET DATA:
Working capital(d)...................................                         $     6,079          $      963
Property, plant and equipment, net...................                              12,908              16,905
Intangible assets, net...............................                                  --                  --
Total assets.........................................                              29,377              34,096
Total debt, including capital lease obligations......                              13,516              11,781
Total stockholders' equity...........................                               7,397               8,182

NOTES TO SELECTED HISTORICAL FINANCIAL DATA OF TAMOR


(a) Financial statements for combined Tamor Corporation and Housewares Sales, Inc., its affiliated product distribution company, were not prepared for periods prior to December 31, 1994.


(b) Tamor's historical income tax (expense) benefit differed significantly from the statutory rates as Tamor was taxed as an S corporation prior to the Tamor Acquisition.



(c)  EBITDA is defined as the sum of (i) earnings (loss) before income taxes,
     (ii) interest expense, (iii) interest income, and (iv) depreciation and amortization. EBITDA is not presented as an alternative measure of operating results or cash flow from operations (as determined in accordance with generally accepted accounting principles), should not be considered by the reader as an alternative to net income as an indicator of Tamor's operating results and is not indicative of cash flow available
     to fund all cash needs.   EBITDA, as determined by Tamor, may differ from
     that of other companies.



(d)  Working capital is computed as current assets less current liabilities.


(e) Net sales growth (decrease) represents the percentage increase (decrease) in net sales from the corresponding period, presented on a comparable basis, in the prior year.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of financial condition and results of operations should be read in conjunction with the financial statements and notes thereto included elsewhere in this Prospectus and includes forward-looking statements the realization of which may be impacted by certain important factors discussed under "Forward Looking Statements."

GENERAL

     The Company designs, manufactures and markets diversified housewares products through its three wholly-owned operating subsidiaries, Tamor, Selfix and Shutters. In February, 1997, the Company became the holding company for, and successor registrant under the Exchange Act of 1934 (the "1934 ACT") to Selfix, and Selfix and Shutters became wholly-owned subsidiaries of the Company. Selfix, founded in 1952, manufactures and markets bath and shower organizers, hooks and home helpers, home/closet organizers and juvenile organization products. Shutters, acquired by Selfix in 1987, manufactures and markets durable, plastic exterior shutters. Tamor, acquired by the Company effective as of January 1, 1997, manufactures and markets, among other things, plastic storage containers, hangers, hooks and juvenile organization products.


     In 1994, the Company began to restructure its operations to improve its profitability. As part of the restructuring, the Company eliminated unprofitable product lines, reduced its overhead, refocused its sales and marketing efforts, increased its international distribution capabilities and upgraded its financial controls. The Company incurred operating losses of approximately $4.5 million in 1994 and $4.1 million in 1995 as a result of the costs of the restructuring. During 1996, the Company significantly improved its operating results and had operating profits of $1.4 million. See "Risk Factors--Recent Losses; Selfix Restructuring."



     The Company acquired Tamor for a total purchase price of $41.9 million, consisting of approximately $27.8 million in cash, $2.4 million of Common Stock (480,000 shares) and the repayment of $11.7 million of Tamor's long-term debt, including long-term capital lease obligations. Pursuant to an agreement dated October 29, 1996, the Company, effective as of January 1, 1997, took operating and financial control of Tamor, assumed substantially all of the liabilities of Tamor and retained substantially all of the earnings from Tamor's operations. See "Business--The Tamor Acquisition." In connection with the Tamor Acquisition, the Company entered into the Credit Agreement with GECC, as agent. The financing facilities under the Credit Agreement consisted of the Revolving Credit Facility and the Term Loans which provided a total of $60.0 million of available financing. The proceeds of the Term Loans, the Subordinated Note and the Warrant were used to finance the Tamor Acquisition, to repay certain indebtedness of Tamor and to pay transaction costs related thereto. See "Description of the Credit Agreement and Other Debt" contained in this Prospectus for a description of the terms of the Credit Agreement, the Subordinated Note and the Warrant.



     After giving effect to the Tamor Acquisition, on a pro forma basis, the Company would have had record net sales and record operating profit for fiscal 1996 of $113.9 million and $8.2 million, respectively. For the fiscal quarter ended March 29, 1997, the Company reported record quarterly net sales and record quarterly operating profit of $31.7 million and $2.5 million, respectively.


     Management believes that the future financial and operating performance of the Company will be significantly impacted by the financial and operating performance of Tamor and the Company's ability to successfully integrate Tamor. See "Risk Factors--Risks Associated with the Tamor Acquisition." The
Company's business strategy contemplates that the Company will pursue other potential acquisitions. See "Business--Business Strategy." The Company currently has no agreements or understandings with respect to any acquisitions and there can be no assurance that the Company will be successful in completing other acquisitions. The financing costs and other costs associated with this strategy of growth through acquisitions and the process of integrating acquired companies into the Company's operations could significantly impact the Company's financial and operating performance. Further, restrictive covenants in the Credit Agreement may limit the Company's ability to pursue its acquisition strategy. See "Risk Factors--Risks Associated with Acquisitions Strategy."

     In connection with its acquisition of Tamor, the Company capitalized as goodwill the amount of $25.7 million, representing the excess of the purchase price over the net assets acquired, and will amortize such goodwill over a period of 40 years. The Company will have annual expense of $0.6 million reflecting such goodwill amortization (or approximately $0.10 per share after giving effect to the Offering).

     The Company reports on a 52-53 week year ending on the last Saturday of December. References to fiscal 1994, 1995 and 1996 are for the fifty-three weeks ended December 31, 1994, fifty-two weeks ended December 30, 1995 and the fifty-two weeks ended December 28, 1996, respectively. The favorable impact on net sales of the fifty-third week in fiscal 1994 was offset by additional salaries and operating expenses of the additional week. Management, therefore, believes the fifty-third week had no meaningful impact on fiscal 1994 results or on comparisons between years.

     The following discussion and analysis of financial condition and results of operations will compare (i) the Company's thirteen weeks ended March 29, 1997 to the thirteen weeks ended March 30, 1996, (ii) Selfix's fiscal 1996 to fiscal 1995, (iii) Selfix's fiscal 1995 to fiscal 1994, (iv) Tamor's fiscal 1996 to fiscal 1995 and (v) Tamor's fiscal 1995 to fiscal 1994.

COMPANY-RESULTS OF OPERATIONS


     The following table sets forth certain historical and pro forma information for the thirteen weeks ended March 30, 1996 and the thirteen weeks ended March 29, 1997. The historical data for the thirteen weeks ended March 30, 1996 has been derived from the Company's (formerly Selfix) unaudited financial statements. The data for the pro forma thirteen weeks ended March 30, 1996, has been prepared on a basis consistent with the Unaudited Pro Forma Condensed Combined Statement of Operations of the Company appearing elsewhere in this Prospectus. The data for the pro forma thirteen weeks ended March 30, 1996 gives effect to the Tamor Acquisition and related financing as if each of the transactions had occurred on December 31, 1995. The data for the thirteen weeks ended March 29, 1997, has been derived from the Company's unaudited financial statements. Operating results for the thirteen weeks ended March 29, 1997, may not be indicative of the results that may be expected for fiscal 1997 or any future period.






                                                                            PRO FORMA(a)
                                                    THIRTEEN WEEKS         THIRTEEN WEEKS      THIRTEEN WEEKS(g)
                                                        ENDED                  ENDED                 ENDED
                                                    MARCH 30, 1996         MARCH 30, 1996        MARCH 29, 1997
                                                    ----------------       --------------      -----------------
                                                            (dollars in thousands except per share amounts)
STATEMENT OF OPERATIONS DATA:
Net sales.....................................       $       8,625          $   27,389            $   31,738
Cost of goods sold............................               5,767              19,154                22,610
                                                     -------------          ----------            ----------
    Gross profit..............................               2,858               8,235                 9,128
Operating expenses(b).........................               3,826               6,707                 6,602
                                                     -------------          ----------            ----------
    Operating profit (loss)...................                (968)              1,528                 2,526
Interest expense(c)...........................                (180)             (1,556)               (1,532)
Other income (expense)-net....................                  32                  64                   155
                                                     -------------          ----------            ----------
    Earnings (loss) before income taxes.......              (1,116)                 36                 1,149
Income tax (expense) benefit(d)...............                 ---                 (58)                 (117)
                                                     -------------          ----------            ----------
Net earnings (loss)...........................       $      (1,116)         $      (22)           $    1,032
                                                     =============          ==========            ==========
Net earnings (loss) per common
    and common equivalent share...............       $       (0.29)         $    (0.01)           $     0.23
Number of weighted average common and
    common equivalent shares
    outstanding(e)............................           3,817,181           4,336,783             4,513,683

OTHER DATA:
Net sales growth (decrease)(h)(i).............               (19.7)%                                    15.9%
Gross profit margin...........................                33.1 %              30.1 %                28.8%
Operating profit (loss) margin................               (11.2)%               5.6 %                 8.0%
Net earnings (loss) margin....................               (12.9)%              (0.1)%                 3.3%

EBITDA(f).....................................       $        (337)         $    2,934            $    4,371


-------------------
(a) The pro forma condensed combined financial data gives effect to the Tamor Acquisition, and related financing, as if each of the transactions had occurred on December 31, 1995. See "Unaudited Pro Forma Condensed Combined Financial Statements."


(b) The pro forma operating expenses reflects (i) additional amortization expense resulting from the recording of goodwill associated with the Tamor Acquisition and (ii) net estimated cost savings as a result of the Tamor Acquisition.


(c) The pro forma interest expense reflects the estimated net increase in interest expense as if the Tamor Acquisition and related financing had occurred on December 31, 1995.

(d) The Company's historical income tax (expense) benefit differed significantly from the statutory rates as a result of foreign loss carryforwards and changes to the valuation allowance.

(e) The pro forma number of weighted average shares assumes the shares issued as a result of the Tamor Acquisition (480,000 shares) and the Warrant were outstanding as of December 31, 1995.


(f)  EBITDA is defined as the sum of (i) earnings (loss) before income taxes,
     (ii) interest expense, (iii) interest income, and (iv) depreciation and amortization. EBITDA is not presented as an alternative measure of operating results or cash flow from operations (as determined in accordance with generally accepted accounting principles), should not be considered by the reader as an alternative to net income as an indicator of the Company's operating results and is not indicative of cash flow available to fund all cash flow needs. EBITDA, as determined by the Company, may differ from that of other companies.



(g) Pursuant to an agreement dated October 29, 1996, the Company, effective as of January 1, 1997, took operating and financial control of Tamor, assumed substantially all of the liabilities of Tamor and retained substantially all of the earnings from Tamor's operations. Actual results are combined since the date of effective control although the purchase transaction did not close until February 28, 1997.


(h) The reduction in Selfix net sales in 1996 was a result of decisions made in 1995 to discontinue the sale of certain under-performing housewares products, which resulted in a significant decrease in stock keeping units
     (SKUs).

(i) Net sales growth (decrease) represents the percentage increase (decrease) in net sales from the corresponding period, presented on a comparable basis, in the prior year.

THIRTEEN WEEKS ENDED MARCH 29, 1997 COMPARED TO THE THIRTEEN WEEKS ENDED MARCH 30, 1996


     General. The Tamor Acquisition and the related financing significantly impacted the Company's operating results for the first quarter of 1997. The acquisition of Tamor substantially improved the Company's net earnings from a net loss of $1.1 million in the first quarter of fiscal 1996 to net earnings of $1.0 million for the first quarter of fiscal 1997. The improved earnings were also the result of significant improvements in the financial performance of Selfix and Shutters. Tamor contributed $1.2 million of pre-tax earnings in the quarter, net of related financing expenses, transaction costs and goodwill amortization. Selfix and Shutters had an operating loss of $0.05 million in the first quarter of fiscal 1997 as compared to a $1.0 million loss in the first quarter of fiscal 1996. The improved results at Selfix and Shutters were also due to higher gross profit margins and reduced operating expenses consistent with management initiatives implemented in 1996.


     The following discussion and analysis compares the results for the first quarter of fiscal 1997 to the pro forma results for the first quarter of fiscal 1996 as if the Tamor Acquisition had occurred as of December 30, 1995. Management believes that such a comparison is necessary to meaningfully analyze the changes occurring in such quarters.

     Net sales. Net sales of $31.7 million in the first quarter of fiscal 1997 increased $4.3 million, or 16%, from net sales of $27.4 million in the first quarter of fiscal 1996. The increase was primarily the result of increased distribution and the introduction of new Tamor plastic storage products. Sales increases occurred primarily in home/closet organization and storage containers product lines. Sales of Tamor home/closet organization products increased 13.1% as a result of increased distribution of hanger products. Sales of Tamor storage containers increased 26.5% due to new product introductions (66% of the growth in the category) and additional distribution of existing products.
Sales of Shutters home improvement products increased 24% due to several new customers.


     Gross profit. Gross profit increased 10% from $8.2 million in the first quarter of fiscal 1996 to $9.1 million in the first quarter of fiscal 1997, as a result of the increased sales described above. Gross profit margins decreased from 30.1% in the first quarter of fiscal 1996 to 28.8% in the first quarter of fiscal 1997, due primarily to increases in the cost of plastic resin. The cost of plastic resin increased approximately 11.9% between quarters resulting in a 3% drop in gross profit margin. Partially offsetting the increase in plastic resin costs were improvements in capacity utilization. During the first quarter of 1997, the Company was able to increase the use of excess capacity at its Selfix and Shutters manufacturing facilities for molding and packaging products for Tamor, which allowed Tamor to reduce outside molding costs and Selfix and Shutters to reduce per unit overhead costs.



     Operating expense. Operating expenses in the first quarter of 1997 of $6.6 million were essentially the same as compared to the first quarter of 1996. Selling expenses decreased from 17% of net sales in the first quarter of fiscal 1996 to 14.5% of net sales in the first quarter of fiscal 1997. Warehousing and customer service costs in the first quarter of fiscal 1997 were reduced by the 1996 closing of Selfix's Canadian facility in March, 1996. The 1996 decision to outsource certain product design services resulted in further personnel related savings.


     Administrative expenses also declined as a percentage of net sales from 6.6% in 1996 to 5.7% in the first quarter of fiscal 1997. The decrease in administrative expenses as a percentage of sales was the result of increases in sales that were achieved while holding administrative costs flat as compared to 1996.


     Amortization of intangibles decreased slightly from 0.8% of net sales in the first quarter of fiscal 1996 to 0.6% in the first quarter of fiscal 1997. The decrease was the result of a higher sales base.

     Operating profit. As a result of improved sales, operating profit increased $1.0 million, or 65%, to $2.5 million in the first quarter of 1997 from $1.5 million in the first quarter of 1996. In the first quarter of 1997, operating profit was 8% of net sales as compared to 5.6% of net sales in the first quarter of 1996.


     Interest expense. Interest expense of $1.5 million in the first quarter of fiscal 1997 was essentially unchanged from the first quarter of fiscal 1996. Both periods reflect amortization of debt discount related to the Subordinated Note. The debt discount of $0.4 million is being amortized over the 7 month period of time the Subordinated Note is expected to be outstanding. Both periods also reflect approximately $0.1 million of amortization related to fees and expenses incurred in connection with the Credit Agreement.

     Other income. Other income increased $0.1 million from 1996 to 1997 as a result of the reversal of excess accruals related to the 1996 closing of the Company's Canadian distribution facility.

     Income tax (expense) benefit. The income tax expense recorded in the first quarter of fiscal 1997 reflects tax expenses for state income taxes in states where the Company does not have tax loss carryforwards. No carryforwards are available in Massachusetts, Tamor's primary state of business. The Company does not expect to record a material federal tax expense during fiscal 1997 as a result of tax loss carryforwards. Accordingly, no federal tax expense was recorded in the first quarter of fiscal 1997.


     The Company decreased the valuation allowance for net deferred tax assets by $0.4 million to $3.1 million. The Company carries the remaining allowance because although the Company has restructured its Selfix operations and returned to profitability in 1996, the Company has not yet been able to conclude that it is more likely than not that it will be able to realize its deferred tax assets. The Company has based this determination on its historical results of operations and the uncertainty of several other factors, including the successful integration of Tamor's operations into the Company's operations, the impact of the substantial indebtedness incurred in connection with the Tamor Acquisition, the maintenance of the Company's existing customer relationships at current levels of sales volume, the continued successful implementation of cost control measures and various other factors beyond the Company's control, such as plastic resin price increases and the effect of general economic conditions. (See "Risk Factors"). However, if the results of operations for the remainder of fiscal 1997 remain profitable and the Offering is completed, the Company expects to be able to reduce or eliminate the valuation allowance in the fourth quarter of fiscal 1997.


     Net earnings (loss). Net earnings increased to $1.0 million in the first quarter of 1997 from the first quarter of 1996 net loss of $0.02 million. Earnings per share increased to $0.23 in the first quarter of fiscal 1997 based on 4,513,683 weighted average shares outstanding as compared to the first quarter of 1996 loss per share of $0.01 based on 4,336,783 weighted average shares outstanding. If the Company had incurred a tax expense using a tax rate of 40% assuming no federal or state tax loss carryforwards, net earnings in the first quarter of 1997 would have been $0.7 million, or $0.15 per share based on 4,513,683 weighted average shares outstanding.

     HOUSEWARES

     First quarter 1997 performance in the housewares segment was significantly improved as compared to the first quarter of 1996 on a pro forma basis. Net sales increased 15% from $25.1 million, on a pro forma basis, in the first quarter of 1996 to $30.0 million in the first quarter of 1997 as a result of new product introductions and expanded distribution. Operating profit increased 27% from $2.0 million (7.8% of net sales) on a pro forma basis in the first quarter of 1996 to $2.6 million, 8.5% of net sales, in the first quarter of 1997. Increased profitability was a result of the increased sales as well as decreased operating expenses both in absolute dollars and as a percent to sales. Decreases in operating expenses were related to personnel reductions initiated in the second and third quarters of 1996 together with the March 31, 1996 closing of the Company's Canadian distribution facility.

     HOME IMPROVEMENT PRODUCTS

     First quarter 1997 sales and operating profit increased substantially from the first quarter of 1996. Net sales increased 38% from $1.3 million in the first quarter of 1996 to $1.8 million in the first quarter of 1997. The increase in sales was a result of new customers. Net sales in the first quarter are traditionally lower than the second and third quarter as sales are impacted by weather conditions which are generally better in the late spring, summer and early fall. The 1997 first quarter operating loss of $0.03 million was significantly decreased from the 1996 first quarter operating loss of $0.5 million. The reduction in the loss was a result of the increased sales and a $0.2 million decrease in operating expenses. The decrease in operating expenses was due to personnel cutbacks and less spending on marketing brochures.

SELFIX--RESULTS OF OPERATIONS

     The following table sets forth certain historical information for Selfix for fiscal years 1994, 1995 and 1996.



                                                                                              YEAR ENDED
                                                                         --------------------------------------------------
                                                                         DECEMBER 31,       DECEMBER 30,       DECEMBER 28,
                                                                             1994               1995               1996
                                                                         ------------       ------------       ------------
                                                                           (dollars in thousands except per share amounts)
STATEMENT OF OPERATIONS DATA:
Net sales.......................................................         $   40,985         $    41,039       $  38,200
Cost of goods sold..............................................             25,587              25,678          22,992
                                                                         ----------         -----------       ---------
    Gross profit................................................             15,398              15,361          15,208
Operating expenses..............................................             18,185              17,385          13,843
Restructuring charges(a)........................................              1,701               2,051             ---
                                                                         ----------         -----------       ---------
    Operating profit (loss)......................................            (4,488)             (4,075)          1,365
Interest expense................................................               (999)               (896)           (707)
Other income (expense)-net......................................               (295)                688             148
                                                                         ----------         -----------       ---------
    Earnings (loss) before income taxes.........................             (5,782)             (4,283)            806
Income tax (expense) benefit(b).................................               (221)                273             ---
                                                                         ----------         -----------       ---------
Net earnings (loss).............................................         $   (6,003)        $    (4,010)      $     806
                                                                         ==========         ===========       =========
Net earnings (loss) per common
    and common equivalent share.................................         $    (1.70)        $     (1.11)      $     0.21
Number of weighted average common and common
    equivalent shares outstanding...............................          3,538,758           3,616,924        3,853,502

OTHER DATA:
Net sales growth (decrease)(c)(e)...............................                3.2 %               0.1 %           (6.9)%
Gross profit margin.............................................               37.6 %              37.4 %           39.8 %
Operating profit (loss) margin..................................              (11.0)%              (9.9)%            3.6 %
EBITDA(d).......................................................         $     (659)        $      (280)      $    3,647


(a) The fiscal 1994 restructuring charge relates to costs of severance and termination benefits paid or accrued for a change in the level and composition of employees, termination of existing employee arrangements, inventory adjustments and fixed asset writedowns related to product lines to be discontinued.

     The fiscal 1995 restructuring charge is a result of the Company's decision to exit certain unprofitable product lines, close the Company's Canadian facility and move the Canadian operations to the Chicago manufacturing and distribution facilities.

(b) Selfix's historical income tax (expense) benefit differed significantly from the statutory rates as a result of foreign loss carryforwards and changes to the valuation allowance. See Note 10 of the Notes to Financial Statements of the Company for a further description.

(c) The reduction in Selfix net sales in fiscal 1996 was a result of decisions made in fiscal 1995 to discontinue the sale of certain under-performing housewares products.


(d)  EBITDA is defined as the sum of (i) earnings (loss) before income taxes,
     (ii) interest expense, (iii) interest income, and (iv) depreciation and amortization. EBITDA is not presented as an alternative measure of operating results or cash flow from operations (as determined in accordance with generally accepted accounting principles), should not be considered by the reader as an alternative to net income as an indicator of Selfix's operating results and is not indicative of cash flow available
     to fund all cash flow needs.   EBITDA, as determined by Selfix, may differ
     from that of other companies.


(e) Net sales growth (decrease) represents the percentage increase (decrease) in net sales from the corresponding period, presented on a comparable basis, in the prior year.

FISCAL 1996 COMPARED TO FISCAL 1995

     General. Fiscal 1996 results began to reflect the positive benefits of the restructuring actions taken during fiscal years 1994 and 1995. Selfix's net earnings in fiscal 1996 of $0.8 million reflect reduced operating expenses, improved manufacturing efficiencies and increased gross profit margins.

     Overhead reductions and operating initiatives which were implemented in 1994 and 1995 directly benefited 1996 results as follows: (i) a 24% reduction in the workforce; (ii) the elimination of unprofitable product lines; (iii) the closing of three facilities; (iv) a reduction in outside warehousing costs; (v) a 29% reduction of gross inventory; and (vi) the reduction of operating expenses below amounts spent in fiscal 1993.




     Net sales. Net sales of $38.2 million in 1996 decreased $2.8 million, or 7%, from net sales in 1995 of $41.0 million. The reduction in sales was a direct result of decisions made in 1995 to discontinue the sale of certain under performing housewares products. Discontinued products, accounting for $3.3 million of 1995 net sales, were across all of the housewares product lines but were greatest in the hooks and home helpers and home organization product lines. Home bathwares sales increased 3% from 1995 as a result of an expanded line of shower organizers. Juvenile products sales increased 10% as Selfix had a full year in which to sell the child safety product line acquired in October, 1995. Home improvement products increased 5% as a result of increased placement with remodeling distributors.



     Gross profit. Gross profit margins in 1996 were 39.8% of net sales, a slight increase from margins in 1995 of 37.4% of net sales. Increased gross profit margins were attributable to a slight decrease in the cost of plastic resin but more significantly to the impact of decisions made in 1995 and the selling of fewer lower margin products. Plastic resin costs declined about 9% during 1996 to an average cost of $0.48 per pound from an average cost of $0.53 per pound for plastic resin during 1995. Selfix used approximately seven million pounds of plastic resin resulting in a cost savings of $0.3 million as compared to 1995 cost levels. The declines in resin costs were a reflection of plastic resin market factors and not as a result of any change in Selfix's buying practices.



     Operating expenses. Selling expenses decreased from 25.5% of net sales in 1995 to 23.7% of net sales in 1996. Warehousing and customer service costs were reduced by the first quarter closing of Selfix's Canadian facility. All Canadian business is now serviced from Selfix's manufacturing and distribution facilities in Chicago. The closing resulted in personnel reductions and reduced warehousing costs. In addition, management decided that the Company was better served by outsourcing certain product design services. This resulted in further personnel related savings.



     Administrative expenses also decreased as a percent of net sales. Administrative expenses were 12.0% of net sales in 1996 as compared to 15.7% in
1995.   Management efforts to evaluate and reduce spending successfully reduced personnel costs, professional fees and nearly all other administrative items. Costs related to the search and evaluation of acquisition targets were significantly decreased in 1996. Management devoted the majority of its attention to cost reduction efforts, manufacturing efficiencies, and managing the impact of selling a reduced number of product lines. Fourth quarter costs in 1996 of approximately $0.2 million related to the Tamor Acquisition were capitalized. In addition, 1995 included an increase in the allowance for doubtful accounts of $0.4 million to address the uncertain financial condition of several retailers. Further, management decided in 1995 to outsource its management information department and incurred $0.4 million of charges for related severance payments and equipment write-offs.


     Amortization of intangibles decreased from 1.2% of net sales in 1995 to 0.5% in 1996. The decrease in amortization is the result of 1995 write-offs of previously capitalized patents and trademarks related to discontinued product lines.

     Restructuring charge. Restructuring charges totaling $2.1 million were recorded in 1995 related to discontinuing certain unprofitable product lines, closing Selfix's Canadian facility and moving the Canadian operations to Chicago. Such charges included severance benefits, the write-off of Canadian fixed assets, early lease termination charges on the Canadian building lease and the write-off of inventory and intangibles related to discontinued product lines. The charges for the closing and relocation of the Canadian operation totaled $1.0 million including severance benefits of $0.2 million covering all of the Canadian employees. The relocation of the Canadian operation was completed in the first half of 1996. The remaining $1.1 million of restructuring charges related to product lines Selfix decided to discontinue and the write-off of related product molds, inventory and patents. The after tax and per share impact of the write-off of depreciable assets in connection with the 1995 restructuring charge was $0.8 million and $0.23, respectively.


     Interest income; Interest expense. In December, 1995, Selfix used excess cash to pay down a $1.5 million note payable to a bank. In addition, $0.8 million of installment payments on variable rate demand bonds were made. As a result of these payments, Selfix's interest income in 1996 decreased $0.15 million as compared to 1995 and interest expense was reduced $0.2 million. Changes in interest rates had no significant impact on interest income or expense between years.


     Other Income. 1996 other income of $0.1 million was significantly less than the $0.5 million of other income in 1995. Other income in 1995 was positively impacted by the favorable settlement of a non-compete and consulting agreement. The favorable settlement allowed $0.3 million of related accruals to be reversed into 1995 earnings.


     Income taxes. Selfix was able to use tax losses from prior years to reduce current year tax provisions to zero. In 1995 and 1994, however, Selfix was unable to record a significant tax benefit on pre-tax losses because of the unavailability of tax loss carrybacks. An income tax benefit of $0.3 million was recorded in 1995 through the utilization of alternative minimum tax carrybacks. Selfix has about $6.5 million of book tax losses to shelter future reported pre-tax earnings.


     Net earnings (loss). Net earnings in 1996 were $0.8 million or $0.21 per share, based on 3,853,502 weighted average common shares outstanding. This compares to a net loss of $4.0 million in 1995 or $1.11 loss per share based on 3,616,924 weighted average common shares outstanding. The $4.8 million turnaround in profitability was due to the operating improvements achieved over the past few years and the $2.1 million decrease in restructuring charges. The increase in common shares and common share equivalents was the result of stock issued in connection with the Company's Employee Stock Purchase Plan and the dilutive impact of stock options. The increase in the Company's year end stock price from $5.625 to $8.625 caused several previously issued stock option grants to be treated as dilutive for purposes of the common share equivalent determination.

FISCAL 1995 COMPARED TO FISCAL 1994


     General. During 1994, management began a restructuring of operations and analysis of market trends which resulted in the decision to discontinue certain product lines, consolidate facilities and take actions to reduce fixed costs. Restructuring charges were incurred in both 1995 and 1994 as more fully described below.



     Net sales. Net sales during 1995 of $41.0 million were unchanged from the net sales during 1994 of $41.0 million. During the year, however, Selfix identified certain products to discontinue primarily in the home organization category. As a result, product sales of this category declined 15%. Further, juvenile products declined 19% as a result of reduced trade channel fill-in of initial product offerings. These reductions were offset by healthy improvements (up 4%) in Selfix's stronger categories of home bathwares and hooks, where Selfix has larger market shares. Increased sales of these products were driven by a 16% increase in domestic sales to Selfix's largest customer due to improved distribution and new product offerings. Sales of Selfix's home improvement products increased 7% as a result of increased penetration of the home center retail market and also through increased volume with remodeling distributors. Penetration of the home center retail market was supported by Selfix's make to order program allowing consumers to customize both the color and size of their shutters. Net sales in 1994 were reduced by a provision for returns and allowances of $0.8 million to reflect current market pricing trends and potential product warranty claims.



     Gross profit. Gross profit declined slightly from 37.6% of net sales in 1994 to 37.4% of net sales in 1995. The decrease in gross profit margins was primarily the result of cost increases related to plastic resin, Selfix's primary raw material. During 1995, Selfix's cost of plastic resin increased 34%, causing gross profit margins to decline by 2.6%. Plastic resin costs declined in the third and fourth quarters from their mid year highs. Gross profit margins were also impacted by Canadian sales mix shifts away from high margin core product categories to the lower margin hanging hardware product line. Selfix concluded it could not effectively and profitably compete in hanging hardware and decided to discontinue this product line. The related costs to exit this product line are included in the 1995 restructuring charge. Offsetting the year-to-year gross profit margin decline caused by plastic resin cost increases and Canadian sales mix shifts, were actions taken in 1994 to identify excess inventory items and non-performing fixed assets. Inventory reserves were increased $1.0 million to address slow moving and obsolete finished goods and packaging. In addition, fixed asset write-offs of $0.4 million were recorded for assets that were not used and obsolete.



     Operating expenses. Selling expenses were 25.5% of net sales as compared to 26.8% in 1994. The decrease was a result of Selfix's consolidation of its Chicago warehousing facilities from four to two. This action was taken to improve customer service, increase operating efficiencies and reduce costs. Selfix's ability to consolidate warehouses was also a direct result of actions taken in 1994 and 1995 to reduce stock keeping units (SKUs) and inventory. Selfix's restructuring actions in 1994 to reduce headcount also had a favorable impact on selling expenses.



     Administrative expenses increased from 14.1 % of net sales in 1994 to 15.7% in 1995. The increase is attributable to costs incurred related to Selfix's search for strategic acquisitions, the decision to outsource the management information department and the increased cost of management incentive plans. During 1995, Selfix evaluated several acquisition targets and incurred legal, audit and investment banking fees during the evaluation and negotiation process. Fees and costs related to acquisition activities are expensed as incurred unless a transaction is completed. During 1995, management decided to outsource its management information department to improve overall responsiveness and reduce costs, and a $0.4 million charge was incurred for the related severance payments and equipment write-offs. Administrative expenses also increased as a result of Selfix's management incentive plans. Expenses for such plans increased as a result of Selfix achieving its operating budget in 1995. The operating budget was not achieved in 1994 and no management incentive costs were incurred.

     Amortization of intangibles decreased from 3.4% of sales in 1994 to 1.2% in 1995. 1994 results included a write-off of $0.6 million related to intangible assets from previous acquisitions. The write-off recognized projected sales declines on the related product lines acquired. The write-off of these assets resulted in reduced amortization in 1995. Further, some of Selfix's intangibles reached the end of their respective amortization periods during early 1995 further reducing amortization expense as compared to 1994.



     Restructuring charge. Restructuring charges were incurred in both 1995 and 1994, Such charges increased from $1.7 million in 1994 to $2.1 million in 1995. In 1994, Selfix's new senior management team began a restructuring of operations, analysis of customer and market trends, assessment of product lines, SKUs and customers served together with a review of operating strategies. In 1994, Selfix recorded a $1.7 million restructuring charge related to the analysis and assessments completed at that time. The 1994 charge related to cost of severance and termination benefits paid or accrued for a change in level and composition of employees at Selfix's Chicago facilities, as well as inventory adjustments and fixed asset writedowns related to product lines to be discontinued The after tax and per share impact of the write-off of depreciable assets in connection with the 1994 restructuring charge was $0.2 million and $0.07, respectively. In the fourth quarter of 1995, Selfix announced its intent to further consolidate facilities and discontinue additional product lines. The 1995 restructuring charge was a result of Selfix's decision to discontinue certain unprofitable product lines, close Selfix's Canadian facility and move the Canadian operations to the Chicago manufacturing and distribution facilities. The restructuring charges for these initiatives totaled $2.1 million. The charges for the closing and relocation of the Canadian operation totaled $1.0 million including severance benefits of $0.2 million covering all of the Canadian employees. The relocation of the Canadian operation was completed in the first quarter of 1996. The remaining $1.1 million of restructuring charges pertains to product lines Selfix decided to discontinue and the write-off of related product molds, inventory and patents.


     Interest income; Interest expense. Interest income was essentially unchanged from the prior year. Interest expense declined $0.1 million as a result of lower debt levels. Changes in interest rates between years had no significant impact on interest income or expense. Other income, net of the 1995 and 1994 unusual items discussed above, increased $0.3 million as a result of gains on sales of fixed assets and a franchise tax refund from prior years.


     Other income (expense). Other expense in 1994 of $0.5 million was significantly impacted by several items. Other expense was increased $0.5 million related to the write-off of future benefits from non-compete and consulting agreements arising from a previous acquisition; $0.3 million related to the investigation and remediation of an environmental matter, and $0.1 million for losses on fixed assets sold. Partially offsetting these additional expenses was $0.5 million of income for the favorable settlement of a patent infringement lawsuit. Other income in 1995 of $0.5 million was positively impacted by the favorable settlement of a non-compete and consulting agreement. The favorable settlement allowed $0.3 million of related accruals to be reversed into 1995 earnings.


     Income tax (expense) benefit. An income tax benefit of $0.3 million was recorded in 1995 through the utilization of alternative minimum tax carrybacks. This compares to income tax expense in 1994 to $0.2 million related to foreign income taxes. During 1995, Selfix ceased operation of its United Kingdom and Hong Kong subsidiaries and, as a result, did not generate any foreign taxed earnings or losses of significance. Selfix was unable to record a significant tax benefit on the 1995 or 1994 pre-tax losses because of the unavailability of tax loss carrybacks. The losses from both years will be available to reduce future taxable income.

     Net loss. The net loss in 1995 decreased by 33% to $4.0 million or $1.11 per share based on 3,616,924 weighted average common shares and common share equivalents from the net loss of $6.0 million in 1994, or $1.70 per share based on 3,538,758 of weighted average common shares and common share equivalents. The increase in common shares and common share equivalents in 1995 was the result of stock issued in connection with the acquisition of Mericon Child Safety Products and the partially offsetting impact of treasury shares acquired during the year.



OPERATING RESULTS BY INDUSTRY SEGMENT



     The Company operates in two industry segments: housewares products and home improvement products. The housewares segment sells its products under the Selfix brand and operates as Selfix, Inc. The home improvement products segment is operated as Shutters, Inc.



     Although both segments use plastic resin as the primary raw material, the products of each segment are quite different and are sold through different trade channels. The two segments operate independently with separate management teams.



HOUSEWARES



     The housewares segment significantly improved its profitability in 1996. Operating profits of $0.9 million were achieved as compared to an operating loss of $4.9 million in 1995. The improvement resulted from higher gross profit margins, reduced operating expenses and the $2.1 million decrease in restructuring charges. The majority of the operating initiatives and cost cutting measures of the past three years benefited the housewares segment. The Selfix line of products has been significantly streamlined from over 2,000 SKUs in 1994 to under 700 as of the end of 1996. The reduction in SKUs has allowed management to concentrate on selling more profitable products, allocate capital resources accordingly and cutback personnel. The reduction in expense base and the improved margins on items sold, has positioned the segment for continued profitability.



     The 1995 operating loss of the housewares segment, was $4.9 million as compared to an operating loss of $3.9 million in 1994. The increased operating loss was partially the result of higher resin costs. Other factors impacting results were the decline in gross profit margins due to Canadian sales mix shifts to a lower margin hardware product line, the costs associated with Selfix's search for strategic acquisitions, the decision to outsource the management information department, the additional costs of new management incentive plans and increased restructuring charges.



HOME IMPROVEMENT PRODUCTS



     Operating profits of the home improvement segment declined in 1996 to $0.5 million from $0.8 million in 1995. The decline in profitability occurred primarily in the first quarter when sales were significantly constrained by weather conditions in the midwest and northeast. Late winter storms deferred the start of the building season. This resulted in missed sales and significant unabsorbed fixed manufacturing costs. Although sales caught up later in the year, the unabsorbed manufacturing costs could not be recovered. In addition, operating expenses increased 11% to support new product introductions and to pursue new trade channel opportunities. During the fourth quarter, management initiated a series of changes to permanently reduce manufacturing costs and operating expenses. This resulted in a fourth quarter profit as compared to historical fourth quarter losses. Further, these changes positioned the home improvement segment for improved profitability in 1997.



     Operating profits in 1995 of $0.8 million increased $1.3 million as compared to 1994's operating loss of $0.5 million. 1994's operating loss was due to charges related to potential warranty claims, the write-off of unutilized fixed assets and the bankruptcy of a significant customer. Such charges totaled $0.8 million and did not recur in 1995. In addition, increased profitability was the result of improved manufacturing efficiencies through reduced turnover of personnel and improved work flows. These cost efficiencies offset the increased cost of plastic resins. Additional savings occurred in operating expenses related to new product development costs and amortization of intangibles. Amortization expenses were reduced as a result of the expiration of non-compete and consulting agreements arising from the 1988 acquisition of Shutters by Selfix.



TAMOR--RESULTS OF OPERATIONS

     The following table sets forth certain historical information for Tamor for the years ended December 31, 1994, 1995 and 1996.


                                                                YEAR ENDED DECEMBER 31,
                                                   ----------------------------------------------

                                                     1994              1995              1996
                                                   ---------         ---------         ----------
                                                              (dollars in thousands)
STATEMENT OF OPERATIONS DATA:
Net sales...............................           $  53,806         $   60,301        $   75,714
Cost of goods sold......................              43,235             50,194            57,818
                                                   ---------         ----------        ----------
    Gross profit........................              10,571             10,107            17,896
Operating expenses......................               8,426              8,839            13,524
                                                   ---------         ----------        ----------
    Operating profit....................               2,145              1,268             4,372
Interest expense........................                (531)            (1,140)           (1,191)
Other income-net........................                 225                 98               494
                                                   ---------         ----------        ----------
    Earnings before income taxes........               1,839                226             3,675
Income tax (expense) benefit(a).........                 (93)                25              (160)
                                                   ---------         ----------        ----------
Net earnings............................           $   1,746         $      251        $    3,515
                                                   =========         ==========        ==========
OTHER DATA:
Net sales growth(c)....................                                    12.1%             25.6%
Gross profit margin....................                 19.6%              16.8%             23.6%
Operating profit margin................                  4.0%               2.1%              5.8%
EBITDA(b)..............................            $   4,576         $    3,926        $    7,767

------------------
(a) Tamor's historical income tax (expense) benefit differed significantly from the statutory rates as Tamor was taxed as an S corporation prior to the Tamor Acquisition.


(b)  EBITDA is defined as the sum of (i) earnings (loss) before income taxes,
     (ii) interest expense, (iii) interest income, and (iv) depreciation and amortization. EBITDA is not presented as an alternative measure of operating results or cash flow from operations (as determined in accordance with generally accepted accounting principles), should not be considered by the reader as an alternative to net income as an indicator of Tamor's operating results and is not indicative of cash flow available
     to fund all cash flow needs.   EBITDA, as determined by Tamor, may differ
     from that of other companies.



(c) Net sales growth (decrease) represents the percentage increase (decrease) in net sales from the corresponding period, presented on a comparable basis, in the prior year.

FISCAL 1996 COMPARED TO FISCAL 1995

     Net sales. Net sales in 1996 of $75.7 million increased $15.4 million, or 25.6%, from net sales in 1995 of $60.3 million. The sales increase was driven by new product introductions, particularly in the storage container product line. The introduction of the 20-gallon and 33-gallon storage totes, both with high-dome hinged lids for increased capacity, contributed $15.0 million of new product sales. This represented a 53% growth in the storage product category. Volume growth in this area is being driven by consumer demands for larger, lower cost means by which to store seasonal items like clothing and seasonal decorations. The success of the new storage container products also benefited sales of existing product lines. Hangers in particular benefited from the additional vendor exposure created by the storage container new product introduction. Hanger sales increased $3.5 million (10%) as compared to 1995.

     Gross profit. Gross profit margins in 1996 were 23.6% of net sales up significantly from margins of 16.8% of net sales in 1995. The margin improvement was a direct result of declines in the cost of Tamor's primary raw material, plastic resin. Tamor's average cost of plastic resin dropped from $0.425 per pound in 1995 to $0.357 per pound in 1996. Tamor used 48.2 million pounds of plastic resin in 1995 and as such received savings of approximately $3.3 million as compared to 1995. This savings represents 4.4% of 1996 net sales. Margins were also favorably impacted by changes in the mix of products sold. Closet organization products, primarily plastic hangers, accounted for 33% of net sales in 1996, down from 38% in 1995. Plastic hangers are among the lower margin products sold by Tamor due to their commodity nature and selling price sensitivity. The increase in sales of higher margin storage container products from 38% of net sales in 1995 to 48% in 1996 helped improve overall gross profit margins. Tamor was also able to reduce its costs by adding production capacity at its Missouri and Georgia facilities. The addition of productive capacity allowed Tamor to bring production in-house which had been previously outsourced to contract injection molders.

     Operating expenses. Selling and warehouse expenses increased to 13.1% of net sales in 1996 from 10.9% in 1995. The increase relates to salaries and commissions paid to the previous owners of Tamor. The increases in 1996 are not indicative of future spending levels and will be significantly reduced in 1997.


     General and administrative expenses were 4.7% of sales in 1996, up from 3.8% in 1995. The increase relates to wages and bonuses paid to the previous owners as well as the reversal in 1995 of accruals totaling $0.3 million related to the realizability of life insurance cash surrender values. The increase in wages and bonus is not indicative of future spending levels and the Company anticipates such costs will be significantly reduced in 1997.


     Interest expense. Interest expense of $1.2 million in 1996 is essentially unchanged from 1995. Tamor was able to finance operations and capital spending from operating cash flows until the fourth quarter. Additional lease financing was obtained at that time and certain trade payables were extended.

     Net earnings. Net earnings increased by $3.2 million in 1996 to $3.5 million from $0.3 million in 1995. Increased profitability was driven by reduced plastic resin costs and additional sales volume. Offsetting the $7.8 million gain in gross profit was a $4.7 million increase in operating expenses primarily related to salaries and bonuses paid to the prior owners.

FISCAL 1995 COMPARED TO FISCAL 1994

     Net sales. Net sales of $60.3 million increased $6.5 million, or 12.1%, from net sales of $53.8 million in 1994. The increase of 12.1% was driven by new product introductions in the storage container product line and by increased distribution of plastic hanger products.

     Gross profit. Gross profit of $10.1 million decreased slightly in 1995 from $10.6 million in 1994. Despite higher sales, gross profits declined as a result of increased product costs and the resulting unfavorable impact on gross profit margins. Gross margins were 16.8% in 1995 as compared to 19.6% in 1994. Tamor's average cost of plastic resin increased from $.34 per pound in 1994 to $.425 per pound in 1995 as a result of price increases from vendors. Tamor used 33.8 million pounds of plastic resin in 1994 but its plastic resin costs increased by $2.9 million from 1993 when Tamor used a comparable amount of plastic resin. In addition, margins on incremental sales were lower due to the higher costs. Partially offsetting the increased cost of plastic resin was an overall improvement in product mix resulting from the sales growth of higher margin storage container products.


     Operating expenses. Selling and warehouse expenses decreased to 10.9% of net sales from 11.6% in 1994. The decrease was a result of lower sales commission in reaction to the decrease in gross profit margins. General and administrative expenses were 3.8% of net sales in 1995, down slightly from 4.1% in 1994. The decrease as a percent of sales is a function of the relatively fixed nature of these costs. 1995 was also favorably impacted by the reversal of accruals totaling $0.3 million related to the realizability of life insurance cash surrender values.


     Net earnings. Tamor's net earnings in 1995 decreased $1.4 million to $0.3 million from $1.7 million in 1994.




QUARTERLY RESULTS

     The information set forth below is derived from unaudited quarterly results of operations of the Company for each quarter of fiscal 1996 and the first quarter of fiscal 1997. The pro forma data for each quarter of fiscal 1996 has been prepared in a manner consistent with fiscal 1996 quarterly results, except for the assumption that the Tamor Acquisition occurred on December 31, 1995. The data has been prepared by the Company on a basis consistent with the Consolidated Financial Statements included elsewhere in this Prospectus. These operating results are not necessarily indicative of the Company's future performance.

                                                                  QUARTERS ENDING
                                  -------------------------------------------------------------------------
                                                  (dollars in thousands except per share amounts)
                                   3/30/96          6/29/96         9/28/96        12/28/96        3/29/97
                                  ---------       ----------       ---------       ---------      ---------
1996 AND 1997
-------------
Net sales....................     $    8,625       $  10,155        $  10,728       $   8,692      $  31,738
Gross profit.................          2,858           4,311            4,388           3,651          9,128
Net earnings (loss)..........         (1,116)            709              764             449          1,032
Earnings (loss) per share....          (0.29)           0.19             0.20            0.11           0.23

1996 AND 1997
PRO FORMA (AS ADJUSTED)(a)(b)
-----------------------------
Net sales....................     $   27,389       $  28,227        $  32,123       $  26,175      $  31,738
Net earnings(c)..............            266             771            1,316             280            934
Earnings per share(d)........           0.04            0.12             0.21            0.04           0.14


---------------------
(a) The pro forma (as adjusted) condensed combined financial data for 1996 and 1997 gives effect to the Tamor Acquisition and related financing, the Offering and the application of the estimated net proceeds therefrom and the other transactions referred to herein, as if each of the transactions had occurred on December 31, 1995.

     The as adjusted condensed combined financial data as and for the thirteen weeks ended March 29, 1997 gives effect to the Offering and the application of the estimated net proceeds therefrom, as if the Offering had occurred on December 29, 1996.

(b) The pro forma (as adjusted) and the thirteen weeks ended March 29, 1997 (as adjusted) income tax (expense) benefit assumes all entities are taxed as C corporations and gives no benefit to net operating loss carryforwards. The pro forma (as adjusted) and the thirteen weeks ended March 29, 1997 (as adjusted) income tax (expense) benefit is computed by applying the estimated combined statutory rate of 40%.


(c) The pro forma (as adjusted) net earnings (loss) for 1996 reflects (i) additional amortization expense resulting from the recording of goodwill associated with the Tamor Acquisition (ii) net estimated cost savings as a result of the Tamor Acquisition, (iii) estimated net increase in interest expense as if the Tamor Acquisition, the Offering and the application of the estimated net proceeds therefrom and the other transactions referred to herein had occurred on December 31, 1995 and (iv) income tax (expense) benefit computed as discussed in Note (b) above.


     The as adjusted net earnings for the thirteen weeks ended March 29, 1997 reflects (i) the estimated decrease in interest expense as if the Offering and the application of the estimated net proceeds therefrom had occurred on December 29, 1996 and (ii) income tax (expense) benefit computed as discussed in Note (b) above.

(d) The pro forma (as adjusted) and the thirteen weeks ended March 29, 1997 (as adjusted) number of weighted average shares utilized in the computation of pro forma (as adjusted) and the thirteen weeks ended March 29, 1997 (as adjusted) earnings per share assumes the shares issued as a result of the Tamor Acquisition (480,000 shares), the Warrant (79,204 shares) and the Offering (2,000,000 shares) were outstanding as of the first day of the applicable years presented.


SEASONALITY


     Revenues of the Company are slightly lower in the first and fourth quarters of each fiscal year because of the seasonality of the Company's businesses. Operating expenses are higher in the first quarter of each fiscal year due, in part, to the Company's attendance at annual trade shows.


CAPITAL RESOURCES AND LIQUIDITY


     Cash and cash equivalents at December 28, 1996, were $2.9 million, as compared to $3.0 million at December 30, 1995. The Company's cash flow from operating activities of $1.8 million was sufficient to fund operations, pay down debt of $0.9 million and acquire new fixed assets totaling $1.6 million.
In fiscal 1996, pro forma combined EBITDA was $14.6 million.   In the first
quarter of fiscal 1997, cash flow from operating activities was $0.3 million and EBITDA was $4.4 million. See Note (i) of "Summary Historical and Pro Forma Financial Data."

     The required borrowings for the Tamor Acquisition have significantly changed the Company's financial structure. To fund the acquisition, financing facilities were provided by commercial lenders to replace and augment the financing facilities in place at December 28, 1996. The financing facilities consist of $40.0 million of term notes and a $20.0 million revolving line of credit under the Credit Agreement and the $7.0 million Subordinated Note. See "Description of the Credit Agreement and Other Debt." At March 29, 1997, the Company had total short and long term debt outstanding of $54.0 million and unused availability under the revolving line of credit of $12.2 million.
During 1997, $2.5 million of debt will come due. At March 29, 1997, there were no borrowings outstanding under the revolving line of credit.

     The Company's ability to make scheduled principal or interest payments or to refinance its indebtedness will depend upon its future operating performance and cash flow, which are subject to prevailing economic conditions, prevailing interest rate levels, and financial, competitive, business and other factors, many of which are beyond its control, as well as the availability of borrowings under the Credit Agreement or successor facility. See "Risk Factors--Retail Industry; Economic Condition."

     The Company's capital spending needs in 1997 are expected to be $8.5 million. Most of the spending relates to new injection molding presses and molds to support Tamor's sales growth and new product development. Also included in the capital spending forecast is approximately $2.4 million to expand Tamor's Missouri manufacturing and warehouse facility. The Company believes that its existing financing facilities together with its cash flow from operations will provide sufficient capital to fund operations, make the required debt repayments and meet anticipated capital spending needs.

     There can be no assurance, however, that the Company will continue to generate sufficient cash flow at or above current levels. If the Company is unable to generate sufficient cash flow from operations in the future to service its indebtedness, it may be required to refinance all or a portion of its existing indebtedness or to obtain additional financing. There is no assurance that any such refinancing would be possible or that any additional financing could be obtained at all or on favorable terms. See "Risk Factors--Leverage; Restrictive Covenants."

INFLATION

     Inflation has historically not had a material effect on the Company's operations.

FORWARD-LOOKING STATEMENTS


     This Prospectus, including "Business," "Legal Proceedings" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements within the meaning of the "safe-harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements. Such factors and uncertainties include, but are not limited to:
(i) the anticipated effect of the Tamor Acquisition on the Company's sales and earnings; (ii) the impact of the level of the Company's indebtedness; (iii) restrictive covenants contained in the Company's various debt documents; (iv) general economic conditions and conditions in the retail environment; (v) the Company's dependence on a few large customers; (vi) price fluctuations in the raw materials used by the Company, particularly plastic resin; (vii) competitive conditions in the Company's markets; (viii) the Company's ability to execute its acquisition strategy; (ix) fluctuations in the stock market; (x) the extent to which the Company is able to retain and attract key personnel;
(xi) relationships with retailers; and (xii) the impact of federal, state and local environmental requirements (including the impact of future environmental claims against the Company). As a result, the Company's operating results may fluctuate, especially when measured on a quarterly basis.

                                    BUSINESS

     The following discussion contains certain forward-looking statements. Actual results could differ materially. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Forward Looking Statements."

GENERAL

     Home Products International, Inc. designs, manufactures and markets a broad range of quality consumer houseware products. The Company is a leading supplier to large national retailers of value-priced storage and organization products including storage containers, bath and shower organization products, hooks, hangers, home/closet organization products and juvenile organization products. The Company holds a significant market share in the United States in its key product categories of plastic storage containers, plastic hangers and bath and shower organization products. The Company's products are sold in the United States through most of the large national retailers, including Wal-Mart, Target, Kmart, Home Depot, Toys 'R Us, Walgreens and Bed Bath & Beyond. The Company also sells its products internationally in over 40 countries. The Company is comprised of three operating subsidiaries, Tamor, which was acquired in February, 1997, effective as of January 1, 1997, Selfix and Shutters. After giving effect to the Tamor Acquisition, on a pro forma basis, the Company would have had record net sales and record operating profit for fiscal 1996 of $113.9 million and $8.2 million, respectively. For the fiscal quarter ended March 29, 1997, the Company reported record quarterly net sales and record quarterly operating profit of $31.7 million and $2.5 million, respectively.

COMPANY BACKGROUND


     The Company was founded as Selfix in 1952 as a privately held manufacturer and distributor of plastic hooks. After being acquired in 1962 by Meyer and Norma Ragir, the Company expanded the number of product categories it offered, as well as the product lines within each category, resulting in increased net sales and net earnings. In fiscal 1987, Selfix acquired Shutters, a manufacturer and marketer of home improvement products, primarily durable plastic exterior shutters. Selfix became a public company following an initial public offering of its Common Stock in fiscal 1988. Although net sales had increased to approximately $40.0 million in fiscal 1993, Selfix's operating profits were marginal primarily due to under performing products, some of which were acquired in two unsuccessful acquisitions in the early 1990's, and the death of the Company's chief executive officer in 1992 which caused a void in management. In addition, a lack of management controls resulted in sales of many under performing products and a significant increase in operating expenses attributable primarily to increased overhead expenses.


     In April, 1994, Selfix hired James Tennant, then a member of its Board of Directors with substantial marketing and management experience, to be Chairman of the Board of Directors and Chief Executive Officer. Mr. Tennant set out to restructure the Company's operations and improve its profitability. As part of this restructuring, the Company replaced its entire senior management group, focused its sales and marketing efforts, increased its distribution capabilities, upgraded its financial and systems controls, eliminated under performing product lines which resulted in a significant decrease of SKUs and reduced overhead expenses. The Company incurred operating losses of approximately $4.5 million in fiscal 1994 and $4.0 million in fiscal 1995, resulting primarily from the costs of this restructuring. The restructuring, completed in fiscal 1995, contributed to operating profits of $1.4 million in fiscal 1996 and net earnings of $0.8 million.

     Once the restructuring was completed, Selfix began to aggressively pursue a strategy of disciplined growth through acquisition. This strategy has initially focused on acquiring companies manufacturing products within the Company's existing product categories and, in the future, will expand to acquiring companies that will enable it to enter new related product categories more rapidly and cost-effectively. Effective January 1, 1997, the Company completed the acquisition of Tamor and its affiliated product distribution company, Housewares. The Company believes that the Tamor Acquisition will result in significant increases in fiscal 1997 net sales and operating profits. After giving effect to the Tamor Acquisition, on a pro forma basis in fiscal 1996, the Company's net sales would have almost tripled and its operating profit would have increased more than six-fold. Selfix, in anticipation of the Tamor Acquisition and to position itself for future growth, established a holding company organizational structure in February, 1997. Home Products International, Inc. is the new holding company for its direct wholly-owned operating subsidiaries, Tamor, Selfix and Shutters.

THE TAMOR ACQUISITION

     On February 28, 1997, pursuant to a Stock Purchase Agreement among the Company and the stockholders of Tamor (the "Tamor Shareholders"), and an Agreement and Plan of Merger among the Company, Housewares Sales, Inc., and the stockholders of Housewares Sales, Inc., effective as of January 1, 1997, Housewares was merged into a wholly-owned acquisition subsidiary of the Company and the Company, through the same acquisition subsidiary, acquired 100% of the outstanding capital stock of Tamor. The acquisition subsidiary then merged into Tamor and Tamor became a wholly-owned direct subsidiary of the Company. Tamor, a privately held company founded in 1947, designs, manufactures and markets quality plastic housewares products, including storage totes, hooks, and juvenile organization products.


     The Company acquired Tamor for a total purchase price of $41.9 million, consisting of approximately $27.8 million in cash, $2.4 million of Common Stock (480,000 shares) and the repayment of $11.7 million of Tamor's long-term debt, including long-term capital lease obligations. Pursuant to an agreement dated October 29, 1996, the Company, effective as of January 1, 1997, took operating and financial control of Tamor, assumed substantially all of the liabilities of Tamor and retained substantially all of the earnings from Tamor's operations. Tamor's 1996 EBITDA was $7.8 million. See Note (i) to "Summary Historical and Pro Forma Financial Data." On a pro forma basis, Tamor's 1996 EBITDA would have been $10.9 million (calculated based in $3.1 million net adjustment to reflect cost savings resulting from the Tamor Acquisition). See Note (b) to "Unaudited Pro Forma Condensed Combined Financial Statements."


     The Stock Purchase Agreement contains certain customary representations, warranties and covenants. The Stock Purchase Agreement requires the Tamor Shareholders to indemnify the Company and its affiliates for inaccuracies in the representations and warranties in the Stock Purchase Agreement, and for the failure of any such party to comply with covenants made in the Stock Purchase Agreement. Subject to certain exceptions, the indemnification obligations of the Shareholders with respect to inaccuracies in representations and warranties and breaches of covenants are subject to a deductible of $75,000 and an aggregate maximum liability of $10.0 million. The Tamor Shareholders have placed $1.1 million in escrow to (i) secure certain environmental clean up or other remedial work at Tamor's Leominster, Massachusetts facility and (ii) to secure the indemnity obligations of the Tamor Shareholders. See "Environmental Matters." The Company is obligated to place a letter of credit in the amount of $1.5 million in escrow to secure certain tax indemnity obligations to the Tamor Shareholders.

     The Company believes the completion of the Tamor Acquisition is a significant first step in the Company becoming a major diversified houseware products company through its strategy of disciplined growth through
acquisition.    The Company believes the increased credibility and visibility resulting from the Tamor Acquisition will position the Company to aggressively pursue its strategy of disciplined growth through acquisition as smaller suppliers are pressured by large national retailers to consolidate. See "Risk Factors--Risks Associated with the Tamor Acquisition."

INDUSTRY


     The Company plans to take advantage of consolidation opportunities in the housewares industry, a large market comprised of a highly fragmented supplier base. The majority of the Company's products are classified in the "plastic storage" segment of the market for housewares products. The home organization category, which includes the plastic storage segment, has been a strong performer for retailers who are committing an increasing amount of shelf space to the storage category. According to an industry source, the plastic storage market accounted for 50% of total 1996 retail sales of the $1.85 billion home organization market. The plastic storage market grew 7.0% from 1995 to 1996 (versus 6.0% for the wire storage category) and, according to an industry source, is expected to remain strong for the foreseeable future as consumers look for easy, durable, inexpensive ways to solve storage problems. In addition to the popularity of large-capacity totes, the market is driven by a movement away from generic products toward items designed to perform specific functions. In particular, juvenile storage systems, bathroom wire and plastic organizers using suction cups for mounting and storage and organization products catering to the home office boom continue to create opportunities for growth in this market.



     To improve margins and operating efficiencies, the Company believes large national retailers are continuing to reduce the number of suppliers of storage and other housewares products. These retailers are forming key partnerships with suppliers that can provide complete product lines within product categories, profitable fast-turning products, timely delivery and merchandising support. With its numerous product lines and strong relationships with these retailers, the Company believes it is well positioned to continue to meet their needs.


     To provide complete product lines to national retailers, suppliers of housewares products have begun to consolidate. The Company believes that there are a number of excellent acquisition candidates because the suppliers of consumer houseware products are highly fragmented with no single supplier accounting for more than 5% of the total sales. For example, the National Housewares Manufacturers Association consists of 2,000 members of which approximately 25% participate in the Company's product categories. The Company believes it is well-positioned to pursue its strategy of growth through acquisition given its access to the capital markets and its increased visibility from the recent acquisition of Tamor.

BUSINESS STRATEGY

     The Company believes that its competitive strengths, combined with the following strategies, will enable the Company to continue its growth, increase its profitability and gain market share.

     Pursue Additional Strategic Acquisitions. The Company intends to aggressively pursue a strategy of disciplined growth through acquisition. This strategy will initially focus on acquiring companies which manufacture products within the Company's existing product categories and, in the future, will expand to acquiring companies that will enable the Company to enter new related product categories more rapidly and cost effectively. By consolidating product lines and customers bases through acquisitions, the Company believes it can successfully gain market share and increase sales in its key product categories of plastic storage containers, plastic hangers and bath and shower organization products.

     Leverage Market Share Position. The Company holds a significant market share in the United States in its key product categories of plastic storage containers, plastic hangers and bath and shower organization products. Using its aggressive new product development program, the Company intends to leverage its market presence, particularly in core product categories such as storage containers and bath and shower organizers, to increase sales in all of its product categories.

     The Company's strategy is to be a leading supplier to major retailers of opening price point products in its key product categories. The Company believes that being the leading supplier of opening price point products in more of its existing product categories will increase the likelihood that the Company will be selected by retailers as a preferred single source vendor.

     Capitalize on Tamor Acquisition Synergies. The Company believes that it will be able to capitalize on certain marketing and operational synergies that exist between Selfix and Tamor. The Tamor Acquisition has enabled the Company to expand the number of product categories and product lines offered within existing product categories as well as increase its distribution network and international sales. Selfix's largest selling product categories, bath and shower organizers and hooks and home helpers, complement Tamor's largest selling product categories, storage containers and hangers. Currently, Tamor sells its products primarily through major discount retailers and has very limited international sales. Although Selfix also has the major discount retailers as customers, it also sells more of its products through hardware/home centers and has increasing international sales. The Tamor Acquisition has also enabled the Company to use excess manufacturing capacity at the Selfix and Shutters facilities for production of Tamor products which would otherwise be outsourced resulting in a more efficient use of fixed costs and increased gross profit margins.

     Continue To Be A Low Cost Producer. The Company remains focused on continuous cost reduction and productivity improvement in its effort to become the lowest cost houseware products producer. The Company, as a result of the Tamor Acquisition, has five manufacturing facilities using similar manufacturing processes and injection molding technology as well as similar raw materials. The Company's objective is to maximize the use of each operating facility and leverage its purchasing power to achieve certain economies of scale in the purchase of plastic resin and other materials. Before the Tamor Acquisition, Tamor was operating over capacity at its manufacturing facilities which constrained its growth and forced it to outsource a substantial portion of its production while Selfix's and Shutter's manufacturing facilities were operating at less than full capacity. Following the Tamor Acquisition, the Company shifted some of Tamor's outsourced production to the Selfix and Shutters facilities which enabled the Company to achieve full manufacturing capacity at all of its facilities.


     Introduce High-Value Low-Cost New Products. The Company intends to continue to leverage its design capabilities and know-how in plastics to create new products and launch new product lines that respond to consumer preferences and market trends. The Company intends to continue developing new and innovative products that are attractively designed with consumer driven features and benefits. The Company has established a target of achieving at least 10% of annual net sales from new products introduced in the prior year. By developing and introducing new products, the Company believes it is well positioned to maintain, and expand on, its existing allocation of shelf space, to secure additional shelf space and to be selected as a single-resource vendor by major discount retailers. The Company also believes that the development and introduction of new products leads to increased sales. In 1993, Tamor identified a market opportunity to introduce quality storage containers at opening price-points. In 1996, storage containers accounted for 48.1% of Tamor's net sales and were primarily responsible for Tamor's 21% compounded annual growth rate in net sales from 1993 through 1996. The Company has established minimum margin levels for all of its new products and actively eliminates under performing product lines.


     Emphasize Customer Service through Operational and Information System Infrastructure. The Company has developed and implemented a multi-faceted customer service program to address the requirements of its major discount retail, mass market and hardware/home center customers. Through its state-of-the-art retail information technology, such as Electronic-Data-Interchange (EDI) order transmission and planogram (shelf space management techniques) technology, the Company is in a position to immediately respond to the demands of its retail customers. Because houseware retailers place considerable value on the customer service provided by their vendors, the Company anticipates continually updating its customer service program in the future in order to respond to the needs of its customers.

     Expand Merchandising Relationships with Key Customers. The Company maintains close and interactive relationships with its retailers and distributors by engaging in a continuing dialogue concerning new product and merchandising ideas. The Company continually works to strengthen such relationships and develop relationships with other major retailers and distributors in order to provide them with timely and innovative solutions to their merchandising requirements. Key customers of the Company include Wal-Mart, Kmart, Target, Toys 'R Us, Home Depot, Walgreens and Bed Bath & Beyond. By offering retail customers a broad line of product offerings, the Company can create cross-company promotional programs to gain shelf space over smaller competitors. Additionally, the Company can merchandise specially selected items from one or more operating companies to win seasonal promotions. For example, a Tamor storage container can be filled with a selection of Selfix hooks and bathwares as a special promotion.

     Increase Penetration in International Markets. The Company intends to continue to expand its international market penetration, by emphasizing further penetration in Western Europe, Mexico and Latin America and by cross-marketing newly acquired product lines through existing international channels. The Company, through its international distribution network, currently sells its products in over 40 countries.

PRODUCTS

     Storage Containers. The Company offers a variety of plastic home storage containers under the "Tamor" brand name. These range in size from shoe boxes to
jumbo (48 gallon) totes, and include specialty seasonal containers.   These
products range in retail price from $2.00 to $20.00 and contain a variety of product attributes, including removable wheels and domed-top lids which increase storage capacity. Management believes these features are key to obtaining and maintaining shelf space and competing in the market. This is the fastest growing segment for Tamor, and management believes it holds a significant market share in the plastic storage container market.

     Key products in this category include:

     -    Jumbo storage containers
     -    Under-bed storage containers
     -    Hampers and laundry baskets
     -    Waste baskets
     -    Refuse containers

     Home/Closet Organization Products. The Company offers a variety of products for general home organization, under both the "Selfix" and "Tamor" brand names. This category is comprised primarily of plastic clothes hangers, which represented 60% of this category's pro forma gross dollar sales in 1996. Due to the commodity nature of the hanger segment, margins in this category are inherently lower, while unit volumes are substantially higher. Management believes that Tamor is among the nation's leading suppliers of plastic clothes hangers and that its broad product offering gives it a competitive advantage over other hanger manufacturers.

     Key products in this category include:

     -    Tubular plastic hangers
     -    Wood hangers
     -    Acrylic hangers
     -    Shirt and slack hangers
     -    Shoe racks

     Also included in this category are other plastic organizers, closet and clothing care products, recycling containers, plastic kitchen organizers and housewares products, and vinyl coated wire kitchen organizers.

     Bath and Shower Products. The Company markets a broad line of value-priced plastic bath accessories and organizers, primarily under the brand name "Selfix." In January, 1997, Selfix launched Suction-Lock(R) Organizers, a major line extension in the Bath and Shower Products category. The Company believes it is a leading producer of opening price-point plastic bath and shower accessories.

     Key products in this category include:

     -    Shower caddies
     -    Toothbrush, tissue and soap holders
     -    Fogless shave mirrors
     -    Vanity-top accessories
     -    Bath and shower shelving
     -    Towel bars
     -    Hand-held shower spray

     Hooks. The Company markets a complete line of over 150 hooks, primarily made of plastic, under the brand name "Selfix." The original product marketed by Selfix was a plastic hook, unique in that it employed a proprietary adhesive mounting system. Selfix has expanded its offering of these patented, self-adhesive hooks, and the Company offers a complete line of hooks in the opening price point segment. Augmenting the plastic hooks are a line of metal picture hooks, sold to the same customer base.

     Key products in this category include:

     -    Patented self-adhesive hooks
     -    Closet hooks
     -    Utility area hooks


     Also included in this category are home helpers such as faucet sprays, line traps, suction clips, magnetic clips and towel grips.

     Juvenile Products. The Company, through Selfix and Tamor, markets a line of quality children's organization products, under the brand names Tidy Kids(R), Kidtivity(R) and Lil' Helpers(TM). These include closet extenders, hook racks, storage cubes, clothes hangers, and under-the-bed storage trolleys. These products are sold in the juvenile or housewares departments of its largest retail customers, and also through specialty juvenile retailers like Toys `R Us and Baby Superstores. The Company believes it created a market niche of children's organization products in the development and successful sales of its Tidy Kids(R) and Lil Helpers(TM) products and that it offers the premier children's organization program in the industry. The Company also markets child safety products under the licensed Fisher-Price(R) brand, which are sold in the same channels as the Company's other juvenile products.

     Key products in this category include:

     -    Under-bed storage containers
     -    Toy chest
     -    Shoe racks
     -    General storage containers
     -    Wall racks
     -    Closet organizers
     -    Homework organizers

     Home Improvement Products. Through Shutters, the Company markets a unique line of plastic exterior shutters to the construction trades and consumer home improvement catalogs. Because of a patented design, the shutters are assembled from components, rather than formed in a single piece. This allows the shutters to be configured in the largest variety of sizes and colors in the industry. Shutters markets the shutters in component form to remodeling distributors, and in finished form to home center retailers. In both cases, the key competitive advantage is customization of size and color, and quick turnaround service. In early 1997, Shutters entered a new market segment with "fixed-size" shutters, utilizing existing trade channels.

     Key products in this category include:

     -           Plastic shutters
     -           Wood shutters
     -           Exterior housing trim
     -           Exterior millwork

     Pro Forma Sales by Product Category


     The following table sets forth the amounts and percentages of the Company's pro forma sales for its product categories for the periods indicated.



                                                                              THIRTEEN
                                                          YEAR                  WEEKS
                                                         ENDED                  ENDED
                                                   DECEMBER 28, 1996       MARCH 29, 1997
                                                   -----------------       --------------
Storage Containers.............................              32%                 35%
Home/Closet Organization Products..............              33                  35
Bath and Shower Products.......................              13                  11
Hooks and Home Helpers.........................               5                   5
Juvenile Products..............................               9                   9
                                                            ----                ----
  Housewares Products..........................              92                  95
  Home Improvement Products....................               8                   5
                                                            ----                ----
    Total Gross Sales..........................             100%                100%
                                                            ====                ====


MARKETING AND DISTRIBUTION

     The Company's housewares products are sold through national and regional discount, variety, supermarket, drug, hardware/home center, and specialty stores. Selfix and Tamor both sell directly to major retail customers through internal sales management personnel. Selfix and Tamor also sell to approximately 3,000 other customers, through a network of approximately 50 independent manufacturers representatives. During fiscal 1996, including Tamor on a pro forma basis, Wal-Mart/Sam's Club, Kmart and Target represented approximately 21%, 8% and 5% respectively, of the Company's net sales. During fiscal 1996, no other customer represented 5% or more of the net sales. See "Risk Factors--Customer Concentration/Consolidating Customer Base."

     Key channels include the following:




                                     FOOD/
MASS MERCHANT   HOME/HARDWARE     DRUG STORES    JUVENILE          SPECIALTY RETAIL
-------------  ---------------  ---------------  --------          -----------------
Wal-Mart/      Home Depot       Walgreens        Toy-R-Us          Bed Bath & Beyond
 Sam's Club
Kmart          Lowes            Kroger           Baby Superstores  Linens 'n Things
Target         Builders Square  Rite-Aid
               Ace Hardware     Thrifty/Payless
               True Value


     The Company's primary marketing strategy is to design innovative products with consumer features and benefits, and focus on marketing the product to its retail selling partners. Management believes that one of its competitive advantages is prompt and reliable product delivery of value-priced high-volume products, allowing customers to maintain minimal inventories. The Company believes that the customer specific merchandising programs it offers enable retailers to achieve a higher return on the Company's products than the products of many of its competitors. To that end, both Selfix and Tamor offer customers a variety of retail support services, including customized merchandise planogramming, small shipping packs, point-of-purchase displays, EDI, and just-in-time (JIT) product delivery designed to continue their growth with volume retailers.

     Shutters markets its products in component form to remodeling distributors, and in finished form to home center retailers.

     Including Tamor on a pro forma basis, the Company's 1996 sales outside the United States accounted for 5% of its total net sales primarily in Canada, Australia, Argentina, Brazil, United Kingdom and Mexico.

PRODUCT RESEARCH AND DEVELOPMENT


     At April 1, 1997, the Company employed ten people in Product Research and Development and uses computer-aided design (CAD) systems to enhance its product development efforts. New products have been the critical stimulus to the Company's sales growth. The Company has established a target of achieving at least 10% of annual net sales from new products introduced in the prior year. Although the historical accounting records do not separately present research and development expenses, the Company estimates that for 1994, 1995 and 1996, expenses associated with research and development were $436,000, $501,000 and $330,000, respectively.


MANAGEMENT INFORMATION SYSTEMS

     The Company's retail information technology allows it to be online with any customer who requires EDI (electronic data interchange). With the Company's largest customers, Kmart, Wal-Mart, Target and Toys 'R Us, all orders are transmitted via EDI. Additionally, these customers are on VMR (vendor management replenishment) and E-Mail. Finally, with Kmart and Wal-Mart, the Company's POS (point-of-sale) technology allows it to access daily sales activity directly from retail cash register point of sale information.

     Internally, the manufacturing process is guided by a state-of-the art MRP (manufacturing resource planning) system. This computerized planning infrastructure allows the Company to plan its manufacturing, purchasing and labor resources and make revisions on a daily basis in reaction to ever-changing sales activity.

COMPETITION

     The market for the Company's products is highly competitive. The Company believes it is recognized as a strong competitor in the marketplace based on its innovative yet value-priced products and reliable, timely volume delivery. However, the Company competes with a significant number of smaller privately held companies and a few public companies, some of which have greater name/brand recognition, larger customer bases and/or significantly greater financial resources than the Company, such as Rubbermaid Inc. There are no substantial regulatory or other barriers to entry of new competitors into the Company's industries. A supplier that is able to maintain, or increase, the amount of retail space allocated to its product may gain a competitive advantage in that product market. There can be no assurance that the Company will be able to compete successfully against current and future sources of competition or that the current and future competitive pressures faced by the Company will not adversely affect its profitability or financial performance.

MANUFACTURING AND RAW MATERIALS

     The Company manufactures the majority of its products at its five manufacturing facilities using injection molding and extrusion processes. The Company's production processes utilize fully automated raw material handling systems and high speed packaging equipment. Many of the injection molding and extrusion operations are also automated and are supported by incentive based, manually performed secondary operations.

     The Company works closely with subcontractors which use the Company's molds to manufacture, assemble and package some of its products. By outsourcing a portion of manufacturing to such subcontractors, the Company has been able to devote its resources to product development and marketing while maintaining control over production quality. As a result of the Tamor Acquisition, the Company has shifted some of Tamor's outsourced manufacturing to Company facilities.

     The primary raw material used in the Company's plastic injection molding operations is plastic resin, primarily polypropylene. Plastic resin is a commodity with pricing parameters tied to supply and demand characteristics beyond the Company's control. As a result of the Tamor Acquisition, the Company is now a significant user of plastic resin. In total, the Company used
75.4 million pounds of plastic resin on a pro forma basis in 1996. Because of the large amount of plastic resin used and the relative inability to pass cost increases along to its retail customers, the Company is highly susceptible to changes in plastic resin pricing. See "Risk Factors--Increases in Cost of Plastic Resin."

     Plastic resin prices can vary widely from year to year and are very difficult to predict beyond a few months. Tamor's plastic resin cost history is illustrative of the swings that can occur in resin pricing. Tamor, which uses about 90% of the Company's resin requirements, experienced average price increases from 1993 to 1994 of 26%, from 1994 to 1995 of another 25% but then experienced a price decrease from 1995 to 1996 of 16%. See "Risk Factors--Increases in Cost of Plastic Resin."

     Due to the nature of its products, the Company is able to use off-prime grades of resin. As a result, it does not purchase its plastic resin directly from manufacturers but rather is able to buy through brokers in a secondary market. This enables the Company to buy at a discount. Buying off-prime material at a discount gives the Company a cost advantage over some of its larger competitors but does not alleviate the pricing risks inherent with buying a commodity raw material. Plastic resin is in demand by a number of different industries, many of which are quite different from the Company's primary housewares business. For example, the automobile and housing industries are very large users of plastic resin.

Demand changes in the automobile industry or the number of new housing starts can have an impact on plastic resin pricing. See "Risk Factors--Increases in Cost of Plastic Resin."

     There is no futures market for plastic resin, and as a result, the Company cannot lock in its costs without purchasing significant quantities beyond its immediate manufacturing needs. The Company has no long-term supply contracts for the purchase of resin, however, the Company generally maintains a 60-day supply of resin.

EMPLOYEES

     As of March 29, 1997, the Company employed 499 persons in the United States. The Company believes its relationship with its employees is good. Approximately 91 are hourly employees at its Leominster, Massachusetts facility, covered by a collective bargaining agreement which expires in March, 1999; 151 are hourly employees at its Chicago, Illinois facilities, covered by
a collective bargaining agreement which expires in January, 1998.   See "Risk
Factors--Labor Relations."

FACILITIES

     At March 29, 1997, the Company maintained facilities with an aggregate of approximately 877,000 square feet of space for its operations. The Company considers all of its facilities to be in good operating condition. Currently, all of the Company's manufacturing facilities are operating at or near approximately full capacity. The following table summarizes the principal physical properties, both owned and leased, used by the Company in its operations:



                                                APPROXIMATE
                                                  SQUARE                          LEASE
   LOCATION                 USE                   FOOTAGE    OWNED/LEASED    EXPIRATION DATE
-----------------  --------------------------   -----------  ------------    ----------------

TAMOR
Leominster, MA     Manufacturing                   100,000      Owned
Louisiana, MO      Manufacturing/Distribution      180,000      Leased        February 9, 1999(1)
Thomasville, GA    Manufacturing/Distribution       45,000      Owned
Fitchburg, MA      Distribution                    220,000      Leased        March 31, 1998
SELFIX
Chicago, IL        Manufacturing/Distribution      186,000      Leased        July, 2010
Chicago, IL        Storage/Distribution             83,505      Leased        September, 1997
SHUTTERS
Hebron, IL         Manufacturing/Distribution       62,500      Owned

---------------

(1) The Company has a commitment to construct an addition to this facility at an estimated cost of $2,400,000. The Company has the option through September, 1998 to purchase the building for $1,500,000.

     During 1997, the Company plans to make capital expenditures in the amount of up to $8.5 million to expand Tamor's manufacturing facility in Missouri and acquire new machinery and molds for all of its facilities. The Company's manufacturing facilities are currently being used at or near full capacity, and, as a result, During the first quarter of fiscal 1997, the Company sent approximately 25-30% of its production to various other manufacturers. See "Business--Manufacturing and Raw Materials."

     Tamor's and Selfix's backlog at March 29, 1997 was approximately one month's sales and one week's sales, respectively. Consequently, the Company does not believe that backlog is indicative of the Company's results of operations or prospects.

PATENTS, TRADEMARKS AND LICENSES

     Selfix, Tamor, and Shutters own a number of trademarks and approximately 100 United States mechanical and design patents relating to various products and manufacturing processes. The Company believes that in the aggregate its patents enhance its business, in part by discouraging competitors from adopting patented features of its products. No single patent, trademark or license is material to the business of the Company.

     Through the acquisition of Mericon Child Safety Products in 1995, Selfix entered into a licensing agreement with Fisher-Price, Inc. of East Aurora, N.Y. The agreement requires the Company to pay a percentage-based royalty to Fisher-Price, a minimum of $100,000 for calendar year 1997, for sales by Selfix of Fisher-Price brand products, which are designed, manufactured and marketed by Selfix. The agreement, which calls for certain conditions to be met by both parties, is in effect through December 31, 1997.

ENVIRONMENTAL MATTERS

     An environmental report obtained in connection with the Tamor Acquisition indicated that certain remedial work relating to ground contamination of Tamor's Leominster, Massachusetts facility was required. The former shareholders of Tamor escrowed $1.1 million to pay for, among other things, any required remediation at the Leominster, Massachusetts facility. The Company believes that the remediation can be completed for less than the amount of the escrow.


     Except as described above, the Company believes that its properties and facilities are in compliance, in all material respects, with applicable Federal, state and local laws, ordinances and regulations concerning the presence of hazardous substances and that continued compliance with such laws, ordinances and regulations will not have a material effect on the Company's capital expenditures, earnings or competitive position.


     No assurances can be given that (i) future laws, ordinances or regulations will not require or impose any material expenditures or liabilities in connection with any environmental conditions on the Company's facilities, (ii) the current environmental condition of the Company's properties will not be affected by the condition of properties in the vicinity of the Company's facilities or by third parties unrelated to the Company and (iii) prior owners of any of the Company's properties and facilities did not create environmental problems of which the Company is not aware. See "Risk Factors--Environmental Compliance."

LEGAL PROCEEDINGS

     The Company is not subject to or involved in, nor is the Company aware of, any pending or threatened litigation which could be material to the financial position or results of operations of the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors, executive officers and certain other key employees of the Company, and their respective ages and principal positions as of March 29, 1997, are as follows:

          NAME             AGE                     POSITION
-------------------------  ---  ----------------------------------------------
James R. Tennant.........  44   Chairman of the Board, Chief Executive
                                Officer of Home Products and Chief Executive
                                Officer of Selfix
James E. Winslow.........  42   Executive Vice President, Chief Financial
                                Officer and Secretary of Home Products and
                                Executive Vice President of Selfix
Leonard J. Tocci.........  55   Chief Executive Officer of Tamor
Dennis M. Gerrard........  44   President of Tamor
Jeffrey R. Dolan.........  40   Senior Vice President - Sales and Marketing
                                of Selfix
David E. Limanni.........  48   Vice President - Manufacturing of Tamor
Peter L. Graves..........  40   Vice President - Product Marketing of Selfix
Robert Holz..............  48   Vice President - International Sales of Selfix
Richard M. Tocci.........  48   Vice President - Operations of Tamor
Michael J. Ricard........  57   Vice President - General Manager of Shutters
Charles R. Campbell(1)(2)  57   Director
Marshall Ragir(2)........  52   Director
Jeffrey C. Rubenstein(1).  55   Director
Daniel B. Shure(2).......  38   Director
Joel D. Spungin..........  59   Director

----------------
(1)  Member of the Audit Committee
(2)  Member of the Compensation Committee

     James R. Tennant joined the Company as Chairman of the Board and Chief Executive Officer in April, 1994. Mr. Tennant was elected a Director of the Company in December, 1992, and was a member of the Company's Compensation Committee until April, 1994. From 1982 to 1994, Mr. Tennant was President of Foote, Cone & Belding/Direct, an international marketing services company. From 1979 to 1982, he was employed by Young and Rubicam, an advertising agency, his final position being Senior Vice President.


     James E. Winslow was named Executive Vice President and Chief Financial Officer of the Company in October, 1996. Mr. Winslow joined the Company as Senior Vice President and Chief Financial Officer in November, 1994. In 1994, Mr. Winslow was Executive Vice President and Chief

Financial Officer of Stella Foods, Inc. From 1983 to 1994, Mr. Winslow was employed by Wilson Sporting Goods Co. in various capacities, his final position being Vice President and Chief Financial Officer.


     Leonard J. Tocci joined the Company as Chief Executive Officer of Tamor in February, 1997. From 1988 until 1997, Mr. Tocci was President of Tamor. From 1977 to 1986, Mr. Tocci owned and operated American Hanger, Inc. Leonard
J. Tocci is the brother of Richard M. Tocci.

     Dennis M. Gerrard joined the Company as President of Tamor in February, 1997. From 1995 to 1996, Mr. Gerrard was Vice President of Marketing - Plastics of EKCO Housewares. From 1993 to 1995, he was Vice President of Sales and Marketing for Tamor. From 1985 to 1993, Mr. Gerrard was employed by Whitney Productions, Inc., a supplier of corrugated storage products, with his final position being President.

     Jeffrey R. Dolan joined the Company as Senior Vice President - Sales of Selfix in August, 1995. In 1996, Mr. Dolan was named Senior Vice President - Sales and Marketing of Selfix. From 1982 to 1995, Mr. Dolan was employed by Rubbermaid, Inc., in various sales management capacities, his final position being Vice President National Accounts.

     David E. Limanni joined the Company as Vice President - Manufacturing of Tamor in February, 1997. From 1994 to 1997, Mr. Limanni was Director of Operations Midwest region for Tamor. From 1993 to 1994, Mr. Limanni was Operations Manager - West Coast for Syroco, Inc. From 1991 to 1993, Mr. Limanni was General Manager of Alpha Plastics. From 1989 to 1991, Mr. Limanni was General Manager of Syroco, Inc. From 1983 to 1989, Mr. Limanni was Vice President of Operations for Beacon Plastics.

     Peter L. Graves has been Vice President - Product Marketing of Selfix since October, 1994. Mr. Graves joined the Company in 1981 as a copywriter and has served in various sales and marketing positions in the Company, with his previous position in the Company being Manager of Sales and Marketing Administration of Selfix.

     Robert Holz has been Vice President - International Sales of Selfix since 1996. Mr. Holz joined the Company as Director of International Sales in 1995. From 1993 to 1995, he was Director of Sales for Sunbeam/Oster International. From 1987 to 1993, Mr. Holz was Sales Manager for Frigidaire. From 1984 to 1987, Mr. Holz was Sales Manager for H.R. Johnson.

     Richard M. Tocci joined the Company as Vice President - Operations of Tamor in February, 1997. From 1988 to 1997, Mr. R. M. Tocci was Treasurer and Vice President - Operations of Tamor. From 1977 to 1987, he was employed by American Hanger, Inc., with his final position being Vice President of Operations. Richard M. Tocci is the brother of Leonard J. Tocci.

     Michael J. Ricard has been Vice President and General Manager of Shutters since September, 1996. From October, 1995, to September, 1996, he was Vice President - Sales of Shutters. Mr. Ricard joined the Company in 1988 as Product Development Manager of Selfix. He became National Sales Manager of Shutters in 1989. From 1986 to 1988, he was employed by Cedco as General Manager. From 1983 to 1986, he was Vice President - Sales of Superior Plastics.

     Charles R. Campbell has been a Director of the Company since September, 1994. Mr. Campbell has been President of C. R. Campbell & Associates, a management consulting firm, since January, 1995. From 1985 to 1995, Mr. Campbell was Senior Vice President, Chief Financial and Administrative Officer of Federal Signal Corporation, a diversified manufacturer of capital goods. From 1982 to 1985, he was Vice President and Chief Financial Officer of the Masonite Corporation, a manufacturer of building products. Mr. Campbell is a member of the Compensation Committee and Audit Committee.

     Marshall Ragir has been a Director of the Company since July, 1995. Since 1991, Mr. Ragir has been President and Chief Executive Officer of Know Business Inc., a venture capital and investment company. Mr. Ragir is a member of the Compensation Committee. Mr. Ragir is a director of several charitable foundations and non-profit agencies.

     Jeffrey C. Rubenstein has been a director of the Company since September, 1986. Since 1991, Mr. Rubenstein has been a partner in the law firm of Much Shelist Freed Denenberg Ament Bell & Rubenstein, P.C., an Illinois professional corporation, which is counsel to the Company. From January, 1989 until June, 1991, Mr. Rubenstein was of counsel to the law firm of Sachnoff & Weaver, Ltd., an Illinois professional corporation, and of which he had been a principal prior to July, 1988. From March, 1988 until January, 1989, Mr. Rubenstein was President of Medical Management of America, Inc. ("MMA"), a management services company for health care providers. Mr. Rubenstein is a member of the Company's Audit Committee. Mr. Rubenstein is a director of Miller Building Systems, Inc., Vita Food Products, Inc. and a number of privately held firms. Mr. Rubenstein is the executor of the estate of Norma L. Ragir (the "Ragir Estate") and in such capacity exercises voting and investment power with respect to the shares of Common Stock beneficially owned by the Ragir Estate. Mr. Rubenstein is co-trustee of the MJR/ NLR Gift Trust - Judith Ragir Separate Trust, the MJR/NLR Gift Trust - Robert Ragir Separate Trust and the MJR/NLR Gift Trust - Marshall Ragir Separate Trust (collectively, the "Ragir Gift Trusts") and, in such capacities, exercises shared voting and investment power with respect to the shares of Common Stock beneficially owned by the Ragir Gift Trusts. Mr. Rubenstein is also co-trustee of the Meyer J. Ragir Family Irrevocable Trust - Judith Ragir Separate Trust and the Meyer J. Ragir Family Irrevocable Trust - Marshall Ragir Separate Trust (collectively, the "Ragir Family Trusts") and, in such capacities, exercises shared voting and investment power with respect to the shares of Common Stock beneficially owned by the Ragir Family Trusts. The Ragir Gift Trusts and the Ragir Family Trusts Estates are collectively referred to as the "Ragir Trusts." Mr. Rubenstein, as executor of the Ragir Estate and co-trustee of the Ragir Trusts, exercises either sole or shared voting and investment power with respect to 2,083,358 shares of Common Stock or 48% of the outstanding shares of Common Stock as of March 26, 1997.

     Daniel B. Shure has been a director of the Company since December, 1994. Since 1988, Mr. Shure has been President and Chief Executive Officer of Strombecker Corporation, an international toy manufacturer and distributor. From 1987 to 1988, he was Vice President of Giftco, Inc., a wholesaler and distributor of non-durable products. From 1986 to 1987, Mr. Shure was Executive Vice President of North American Bear Company, a toy manufacturer. Mr. Shure is a member of the Compensation Committee. He is also a director of a number of privately held firms.

     Joel D. Spungin has been director of the Company since September, 1996. Mr. Spungin is managing Partner of DMS Enterprises, L.P., a consulting and management advisory partnership. Mr. Spungin was formerly Chairman and Chief Executive Officer of United Stationers and since 1994, he has been Chairman Emeritus of United Stationers, Inc. Mr. Spungin is also a director of AAR Corporation and a number of privately-held firms.

     Officers serve at the discretion of the Board of Directors, except as provided in the employment agreements of Mr. Tennant, Mr. Leonard Tocci and Mr. Richard Tocci. See "Management--Employment Agreements."

     The Company's Bylaws provide that the Board of Directors of the Company shall consist of six directors. The number of authorized directors may be increased or decreased from time to time by either the Board of Directors or the affirmative vote of a majority of the Company's shareholders. Directors are elected annually to serve until the next annual meeting of shareholders and until their successors are elected and qualified. Executive officers are appointed annually by the Board of Directors and serve at the Board's discretion, subject to any written employment agreements with the Company. See "Management--Employment Agreements."

BOARD COMMITTEES

     The Audit Committee is comprised of directors Charles R. Campbell and Jeffrey C. Rubenstein. The Audit Committee oversees the activities of the Company's independent auditors. The Compensation Committee is comprised of directors Charles R. Campbell, Marshall Ragir and Daniel B. Shure. This Committee reviews and makes recommendations to the Board of Directors with regard to the salaries, incentive compensation and related benefits of corporate officers and other employees.

COMPENSATION OF DIRECTORS

     Directors who are employees of the Company are not separately compensated for serving on the Board of Directors. Non-employee directors are paid an annual retainer of $2,500. In addition, they receive a fee of $1,750 for each board meeting attended. Non-employee directors who are members of board committees also receive $500 for each committee meeting attended. During 1996, one non-employee director was granted options to purchase 5,000 shares of Common Stock at an exercise price of $4.625 per share, the fair market value as defined in the 1994 Plan, on the date of grant.

EXECUTIVE COMPENSATION

     The following table shows certain information concerning the compensation of the Chief Executive Officer and each other executive officer of the Company where aggregate compensation for services in all capacities rendered during the year ended December 31, 1996, exceeded $100,000 (collectively the "NAMED EXECUTIVE OFFICERS").

                          SUMMARY COMPENSATION TABLE



                                                                                       LONG-TERM
                                                                                      COMPENSATION
                                                                                   -------------------
                                                      ANNUAL COMPENSATION                 AWARDS
                                                      -------------------          -------------------
                                                                                        SECURITIES          ALL OTHER
NAME AND PRINCIPAL POSITION                  YEAR       SALARY       BONUS(1)      UNDERLYING OPTIONS     COMPENSATION(1)
---------------------------                 -----     ----------   ----------      ------------------     ---------------
James R. Tennant..........................   1996     $  250,000   $  125,000          200,000              $   13,161
  Chairman of the Board and                  1995        250,000      100,000          350,000  (2)              4,243
   Chief Executive Officer of                1994        175,769          -0-          350,000                     -0-
   Home Products and Chief
   Executive Officer of Selfix, Inc.

James E. Winslow..........................   1996        173,262       60,000           25,000                  10,576
  Executive Vice President, Chief            1995        170,000      118,000  (3)      60,000  (2)              4,141
   Financial Officer and Secretary of
   Home Products and Executive
   Vice President of Selfix, Inc.

Jeffrey R. Dolan..........................   1996        131,292       20,000            - 0 -                   3,443
  Senior Vice President - Sales
   and Marketing of Selfix, Inc.

Peter L. Graves...........................   1996        102,865       15,000            6,000                   8,298
  Vice President - Product Marketing         1995        102,865       34,254           10,000  (4)              7,141
   of Selfix, Inc.

Michael J. Ricard.........................   1996        104,120       12,000            - 0 -                   6,375
  Vice President - General Manager           1995        100,732       32,786           20,000                   6,570
   of Shutters, Inc.

---------
(1) Reflects amounts contributed by the Company to the Company's Profit Sharing /401(k) Plan and Trust (including elective 401(k) deferrals).

(2) Reflects replacement options granted in fiscal 1995 to these executive officers. During 1995, the Company's Board of Directors cancelled options to purchase 460,000 shares of Common Stock held by various members of senior management at exercise prices ranging from $7.50 to $12.00 per share and issued replacement options to purchase the same number of shares of Common Stock at prices ranging from $6.00 to $8.00 per share which exceeded the fair market value, as defined in the 1994 Stock Option Plan, on the date of grant. The options were cancelled and repriced to provide a more realistic and attainable incentive based on the market price of the Common Stock ($4.25) on the date of grant. No other options were granted to these executive officers in fiscal 1995.

(3) Includes a $50,000 contingent payout pursuant to Mr. Winslow's continued employment by the Company.

(4) Reflects replacement options granted in fiscal 1995 to replace cancelled options that were also granted in fiscal 1995.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

     The following table provides information on option exercises in fiscal 1996 by the Named Executive Officers and the value of such officers' unexercised options at fiscal 1996 year-end.


                                                    NUMBER OF UNEXERCISED                  VALUE OF UNEXERCISED IN THE
                                                        OPTIONS AT                               MONEY OPTIONS AT
                                                     FISCAL YEAR-END(1)                         FISCAL YEAR-END(2)
                                                    ---------------------                  ----------------------------
                         SHARES
                      ACQUIRED ON     VALUE
      NAME              EXERCISE     REALIZED    EXERCISABLE     UNEXERCISABLE        EXERCISABLE          UNEXERCISABLE
      ----            -----------    --------    -----------     -------------        -----------          -------------
James R. Tennant.......  -0-         $   -0-           5,000           550,000        $  10,625            $  1,318,750
James E. Winslow.......  -0-             -0-             -0-            85,100              -0-                 192,313
Jeffrey R. Dolan.......  -0-             -0-             -0-            30,100              -0-                  49,138
Peter L. Graves........  -0-             -0-           1,629            16,100            6,840                  40,689
Michael J. Ricard......  -0-             -0-           1,117            20,100            2,779                  32,938

(1) Future exercisability is subject to vesting and the optionee remaining employed by the Company.


(2) Value is calculated by subtracting the exercise price from the assumed fair market value of the securities underlying the option at fiscal year-end and multiplying the result by the number of in-the-money options held. There is no guarantee that if and when these options are exercised they will have this value. Fair market value was calculated based on the last reported sale price per share of the Common Stock as reported on The NASDAQ National MarketSM on December 28, 1996 ($8.625).

OPTION GRANTS IN LAST FISCAL YEAR

     The following table provides information on option grants in fiscal 1996 to the Named Executive Officers.




                                                  INDIVIDUAL GRANTS
                    ---------------------------------------------------------------------------------
                                                                                                          POTENTIAL REALIZABLE
                                                                                                            VALUE AT ASSUMED
                                                                                                          ANNUAL RATES OF STOCK
                                              PERCENTAGE OF TOTAL                                           PRICE APPRECIATION
                    NUMBER OF SECURITIES       OPTIONS GRANTED TO                                           FOR OPTION TERM(2)
                    UNDERLYING OPTIONS             EMPLOYEES          EXERCISE PRICE      EXPIRATION      -----------------------
NAME                    GRANTED (1)               IN YEAR (3)           ($/SHARE)           DATE            5%             10%
----                ---------------------     --------------------    --------------      -----------     -------       ---------
James R. Tennant....     200,000 (4)               80.3%                $ 5.00             12/31/99       $70,803       $231,175
James E. Winslow....      10,000                    4.0%                  4.625            02/08/06        29,086         73,711
                          15,000                    6.0%                  5.00             11/07/06        86,871        182,753
Jeffrey R. Dolan....         ---                    ---                    ---                 ---           ---            ---
Peter L. Graves.....       6,000                    2.4%                  4.625            02/08/06        17,452         44,226
Michael J. Ricard...         ---                    ---                    ---                 ---           ---            ---

----------

(1) All options (with the exception of options granted to Mr. Tennant) have a ten year term and become exercisable in equal annual increments over a three year vesting period beginning three years from the date of grant.
(2) Potential realizable value is based on an assumption that the stock price of the Common Stock appreciates at the annual rate shown (compounded annually) from the date of grant until the end of the option term. These numbers are based on the requirements of the Securities and Exchange Commission and do not reflect the Company's estimate of future stock price performance.

(3) The Company granted options representing 231,000 shares in 1996 to persons named in the table above. The Company granted options representing 17,900 shares in 1996 to persons other than those named in the table above.

(4) The options became exercisable in equal annual increments over a three year vesting period beginning January 1, 1997.

EMPLOYMENT AGREEMENTS


     James R. Tennant is employed as Chairman of the Board and Chief Executive Officer of the Company pursuant to an employment agreement dated as of January 1, 1997. Such employment agreement expires on December 31, 1999, with automatic one year extensions thereafter unless cancelled by either parties.
The employment agreement provides for an annual base salary of $275,000. Mr. Tennant is also entitled to receive a discretionary bonus, based on the Company's financial performance. If the Company does not renew Mr. Tennant's employment agreement for any renewal year after December 31, 1999, Mr. Tennant will be entitled to receive a severance payment of $250,000, payable in twelve monthly installments, and may exercise options which have vested prior to such date. If Mr. Tennant's employment is terminated after a change in control of the Company, Mr. Tennant is entitled to receive a $500,000 severance payment and all of his stock options will immediately vest. In the event that the Company is sold for a price of $5.50 per share or more in a stock sale or asset sale and Mr. Tennant is employed by the Company on the closing of any such event, Mr. Tennant will be entitled, at his option, to (i) receive a $1,000,000 payment from the Company or (ii) exercise all stock options he holds as if they were then available and vested. Mr. Tennant's employment agreement also restated the terms of the 350,000 replacement stock options previously granted by the Board of Directors. These replacement options were granted at prices ranging from $6.00 to $8.00 and expire December 31, 1999. The expiration date of these options can be extended for a period of five years if the trading price of the Common Stock exceeds $10.00 per share for the entire month of December, 1999. During 1995, the Company's Board of Directors cancelled options to purchase 350,000 shares of Common Stock held by Mr. Tennant at exercise prices ranging from $7.50 to $12.00 per share and issued replacement options to purchase the same number of shares of Common
Stock at prices ranging from $6.00 to $8.00 per share which exceeded the fair market value, as defined in the 1994 Stock Option Plan, on the date of grant. The options were cancelled and repriced to provide a more realistic and attainable incentive based on the market price of the Common Stock ($4.25) on the date of grant. He was also granted additional stock options for 200,000 shares at a price of $5.00 per share, which vest in equal increments over a three year period. These options may be extended until April 30, 2005, under the same conditions as the other options. The principal terms of Mr. Tennant's employment agreement, including the grant of additional stock options at an exercise price of $5.00 per share, were included in an agreement between the Company and Mr. Tennant dated September 19, 1996. The last reported sale price of the Company's Common Stock on The Nasdaq National Market(SM) on September 19, 1996 was $5.00 per share.



     Leonard J. Tocci is employed as Chief Executive Officer of Tamor pursuant to an employment agreement, which commenced February 26, 1997, and expires on February 26, 2000, with automatic one year extensions thereafter unless canceled by either party. The employment agreement provides for an annual base salary of $300,000. Mr. Tocci is also entitled to receive a discretionary bonus, based on Tamor's financial performance. In addition, Mr. Tocci is entitled to receive from Tamor an amount equal to 100% of his base salary then in effect and exercise all stock options he holds as if they were then available and vested, if a change in control of Company ownership, as defined in the employment agreement, occurs and Mr. Tocci's full-time employment with Tamor terminates within 180 days after such change in control. Pursuant to his employment agreement, Mr. Tocci was also granted options to purchase 50,000 shares of Common Stock at an exercise price of $4.375 per share which vest over a three year period commencing February 26, 1998 and expire on December 31, 2003. The principal terms of Mr. Tocci's employment agreement, including the grant of stock options at an exercise price of $4.375 per share, were included in the agreement between the Company and Tamor dated October 29, 1996. The last reported sale price of the Company's Common Stock on The Nasdaq National
Market(SM) on October 29, 1996 was $4.375 per share.   See "Risk
Factors--Dependence on Key Personnel."


STOCK OPTION PLANS

     The Company's 1994 Stock Option Plan (the "1994 PLAN") was adopted by the Board of Directors in April, 1994, and approved by the shareholders in July, 1994. The Company also has a 1987 Stock Option Plan and a 1991 Stock Option Plan, the terms of which are substantially similar to the 1994 Stock Option Plan (the 1987, 1991 and 1994 Stock Option Plans are collectively referred to as the "STOCK OPTION PLANS"). The purpose of the Stock Option Plans are to attract and retain qualified personnel, to provide additional incentives to employees of the Company and to promote the success of the Company's business. A total of 1,475,000 shares of Common Stock have been reserved for issuance under the Stock Option Plans, of which, as of April 21, 1997, 118,002 have been issued and 1,356,998 remain in reserve. The Stock Option Plans provides for the granting to key employees and key non-employees of incentive stock options and/or nonstatutory stock options. As of April 21, 1997, key employees and certain key nonemployees have been granted options to purchase up to 965,017 shares of Common Stock under the Stock Option Plans, as amended.

     The Stock Option Plans are administered by either the Board of Directors or a committee of the Board of Directors ("ISO COMMITTEE"), whose members are not entitled to receive options. The ISO Committee has complete discretion to select the optionees, the exercise price and payment terms and to establish the terms and conditions of each option, subject to the provisions of the Stock Option Plans and applicable laws and regulations. The ISO Committee also has the authority to interpret the Stock Option Plans. Options granted may or may not be "incentive stock options" as defined by the Internal Revenue

Code of 1986 ("QUALIFIED INCENTIVE OPTIONS") depending upon the terms established by the ISO Committee at the time of grant. The exercise price of incentive stock options granted under the Stock Option Plans is determined by the Board of Directors at the time of grant, but in the case of Qualified Incentive Options, the exercise price may not be less than 100% of the fair market value of the Common Stock subject to the option on the date of grant (110% if the optionee owns more than 10% of the Company's Common Stock). The exercise price may be paid in any form of consideration if authorized by the Board of Directors in connection with the grant of an option. Qualified Incentive Options may not be granted for a term greater than 10 years (five years if the optionee owns more than 10% of the Company's Common Stock).

     The Stock Option Plans may be amended at any time by the Board of Directors, although certain amendments would require stockholder approval. The Board of Directors may terminate any of the Stock Option Plans at any time.

1995 EMPLOYEE STOCK PURCHASE PLAN


     The Company's 1995 Employee Stock Purchase Plan (the "STOCK PURCHASE PLAN") was adopted by the Board of Directors in December, 1994, and was approved by the shareholders in July, 1995. A total of 200,000 shares of Common Stock has been authorized for issuance to eligible employees under the Stock Purchase Plan. As of March 29, 1997, 29,430 shares have been purchased under the Stock Purchase Plan. The Stock Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended (the "CODE"), is administered by the 1995 Employee Stock Purchase Plan Committee. Members of the Committee are selected by the Board of Directors and cannot satisfy the eligibility requirements to participate in the Stock Purchase Plan. Under the Stock Purchase Plan, an employee shall be entitled to elect to have between 2% and 12% of his salary withheld from each paycheck. Any employee who has been continuously in the employment of the Company for six months and is not a member of the union collective bargaining agreement will be eligible to participate in the Stock Purchase Plan; provided, however, an employee who owns more than 5% of the outstanding Common Stock is not eligible to participate in the Stock Purchase Plan. The first purchase period under the Stock Purchase Plan commenced on July 1, 1995, and continued for the six months immediately following such date. New six-month purchasing periods commence thereafter on December 31 and July 1 (individually, a "Purchase Date" and collectively, the "Purchase Dates"). In the event of a change in control of the Company, including a merger or sale of substantially all of the Company's assets, where the Company survives, the employee may receive the number of shares for which he would have been entitled to receive had he purchased the shares before the event. If the Company is not the survivor, the employee shall be entitled to receive the number of shares which he would have been entitled to pursuant to the terms of the merger, if he had held such shares prior to the merger. The price at which Common Stock will be purchased under the Stock Purchase Plan is the lesser of 85% of the fair market value of the Common Stock on the first day of the applicable purchase period or the fair market value of the Common Stock on the last day of such purchase period adjusted to the nearest 1/8 point. Employees may end their participation in the Offering effective on the next succeeding Purchase Date and participation ends automatically on termination of employment with the Company. No person may purchase shares under the Stock Purchase Plan to the extent such person would own stock with a fair market value (determined at the beginning of each six month purchasing period) in excess of $25,000 in any calendar year. The Board of Directors may terminate the Stock Purchase Plan at any time. The Stock Purchase Plan will terminate on December 31, 1999, unless terminated earlier by the Board of Directors.


PROFIT SHARING PLAN

     The Company's Profit Sharing and 401(k) Plan and Trust, as amended and restated as of May 1, 1995 (the "PROFIT SHARING PLAN"), is a qualified profit sharing plan with a 401(k) feature which covers all full-time employees of the Company (other than employees whose employment is covered by collective bargaining agreements) who have completed six months of service in the Company's employ and attained age 21. In addition, the Company may contribute an amount to the Profit Sharing Plan each year based on its net profits for such year, and all covered employees who have met the eligibility requirements may share in the Company's contribution for a given year according to a prescribed allocation formula.
The amount of the Company's contribution is determined at the discretion of the Board of Directors. Subject to adjustments based upon regulatory provisions, each participant's share of Company profit sharing contributions vests at the rate of 20% per year, beginning after two full years of employment, and the employee becomes fully vested after six years. During fiscal 1996, the Company contributed $201,000 under the Profit Sharing Plan. Because additional profit sharing contributions in the future will be contingent on future profits and are at the discretion of the Board of Directors, the amount of benefits that will be payable to the executive officers named is impossible to predict.

LIMITATIONS ON DIRECTORS' AND OFFICERS' LIABILITY AND INDEMNIFICATION

     The Company's Certificate of Incorporation, as amended, limits the personal liability of directors to the fullest extent permitted by Delaware law. Under the Company's Certificate of Incorporation and as permitted under Delaware law, directors are not personally liable for monetary damages for breach of their fiduciary duties of care as directors. Such provision does not, however, affect liability for any breach of a director's duty of loyalty to the Company or its shareholders, for acts or omissions not in good faith or which involve intentional misconduct, fraud or a knowing violation of law or unlawful payments of dividends or for any transaction in which the director received an improper personal benefit. Such limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. In addition, the Company's Certificate of Incorporation and By-laws provide that the Company shall to the fullest extent permitted by Delaware law, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any and all expenses, liabilities or other matters referred to or covered by Delaware law, which were reasonably incurred by such person. This indemnification is in addition to any other rights of indemnification to which such persons may be entitled under the Company's By-laws, any agreement or vote of shareholders or disinterested directors. The Company's Certificate of Incorporation and By-laws also permit it to secure insurance on behalf of any director, officer, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether Delaware law, the Certificate of Incorporation or By-laws would permit indemnification.

     At present there is no pending litigation or proceeding involving a director or officer of the Company in which indemnification is required or permitted, and the Company is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification. The Company believes that the indemnification provisions in its Certificate of Incorporation and By-laws are necessary to attract and retain qualified persons as directors and officers. The Company does not have any separate indemnification agreements with its directors or officers.

ANTI-TAKEOVER PROVISIONS

     The Company is subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in a business combination (as defined therein) with an "interested stockholder" (defined generally as any person who beneficially owns 15% or more of the outstanding voting stock of the Company or any person affiliated with such person) for a period of three years following the date that such stockholder became an interested stockholder, unless (i) prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which the employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

STOCKHOLDER RIGHTS PLAN


     The Board of Directors has approved the implementation of a stockholders rights plan (the "RIGHTS PLAN"). The Company currently anticipates that the Rights Plan will become effective on or about June 6, 1997. To implement the Rights Plan, the Board of Directors declared a dividend of one preferred stock purchase right (individually, a "RIGHT" and collectively, the "RIGHTS") for each outstanding share of Common Stock at the close of business on a to be determined record date (the "RECORD DATE") and with respect to each share of Common Stock which shall become outstanding after the Record Date and prior to the earlier of the Redemption Date and the Final Expiration Date (as such terms are defined in the Rights Agreement referred to below). The Rights, exercisable only in certain circumstances, will trade together with the Common Stock until the Distribution Date (as defined below). Under the terms of the rights agreement between the Company and the rights agent (the "RIGHTS AGREEMENT"), each Right, when it becomes exercisable, will entitle the holder to purchase one one-hundredth of a share (a "UNIT") of Series B Junior Participating Preferred Stock, $0.01 par value ("PREFERRED STOCK"), of the Company at a purchase price of $40.00 per Unit (the "PURCHASE PRICE"), subject to the conditions set forth in the Rights Agreement.



     Until the earlier of (a) 10 business days following a public announcement that a person or a group of affiliated persons (an "ACQUIRING PERSON") has acquired beneficial ownership of 15% or more of the shares of Common Stock then outstanding or (b) 10 business days after the commencement of, or the first public announcement of the intention of a tender or exchange offer the consummation of which would result in beneficial ownership by a person or group of 15% or more of the shares of Common Stock then outstanding (the earliest of the dates specified in clauses (a) and (b) being hereinafter called the "DISTRIBUTION DATE"), the Rights are not exercisable. Prior to the Distribution Date, the Rights will be evidenced, with respect to any certificate for Common Stock outstanding as of the Record Date by such certificate, together with a Summary of Rights.



     On the Record Date, the Company mailed a copy of the Summary of Rights to the holders of record of the Common Stock on the Record Date. The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be transferred with and only with the Common Stock , (ii) new Common Stock certificates issued after the Rights Record Date will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will constitute a transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable after the Distribution Date, the Company shall deliver separate certificates evidencing the Rights ("RIGHTS CERTIFICATES") and the Rights Certificates will evidence the Rights.



     The Rights will expire in 2007, unless extended or unless the Rights are redeemed or exchanged by the Company, in each case described below.


     The purchase price payable and the number of shares of Preferred Stock or other securities or property issuable upon the exercise of the Rights are subject to adjustment from time to time to prevent dilution (a) in the event of a stock dividend on, or a subdivision, combination, or reclassification of the shares of Preferred Stock, (b) upon the grant to the holders of shares of Preferred Stock of certain rights or warrants to subscribe for or purchase shares of Preferred Stock at a price less than the then-current market price of the Preferred Stock, or securities convertible into shares of Preferred Stock or (c) upon the distribution to holders of shares of Preferred Stock of evidences of indebtedness or assets (excluding regularly periodic cash dividends) or of subscription rights or warrants (other than those referred to above).


     If any person becomes an Acquiring Person, each holder of a Right, other than the Acquiring Person, will thereafter have the right to receive, upon the exercise thereof and payment of an amount equal to the then-current Purchase Price of a Right, that number of shares of Common Stock that, at the time of such transaction, will have a market value of two times the Purchase Price of a Right. If the Company is acquired in a merger or other business combination or 50% or more of its consolidated assets or earning power is sold, each holder of a Right will thereafter have the right to receive, upon the exercise thereof and payment of an amount equal to the then-current Purchase Price of a Right, that number of shares of Common Stock of the Acquiring Person that, at the time of the transaction, will have a market value of two times the Purchase Price of a Right.

     Under certain circumstances, after a person becomes an Acquiring Person, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person, which are void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

     At any time before a person has become an Acquiring Person, the Company may redeem the rights in whole, but not in part, at a price of $0.01 per Right, subject to adjustment ("Redemption Price"). Immediately upon the action of the Board of Directors to redeem the Rights, the Company will announce the redemption, the right to exercise the Rights will terminate, and the only right of the holders of Rights will be to receive the Redemption Price. The Company may, at its option, pay the Redemption Price in cash, shares of Common Stock based on fair market value, or any other form of consideration deemed appropriate by the Board of Directors.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.


     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired and under certain circumstances the Rights beneficially owned by such a person or group may become void. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company since the Board of Directors may, at its option, redeem all but not less than all, of the then outstanding Rights at the Redemption Price.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company leases its principal office and the Selfix manufacturing and distribution facility in Chicago, Illinois from the Ragir Gift Trusts.
Marshall Ragir is a director of the Company and is the brother of Judith Ragir and Robert Ragir. The Company made aggregate payments to the Ragir Gift Trusts under the lease of $467,139 during fiscal 1996 and $491,417 during fiscal 1995. Rent payments are subject to adjustment every three years to reflect increases in the Consumer Price Index. The lease expires in July, 2010. The Company believes that the rent paid to the Ragir Gift Trusts under the lease represents fair market value and that the other terms and conditions are commercially reasonable.


     The Company entered into three exclusive patent licensing agreements with Meyer J. Ragir, two in 1971 and one in 1981, relating to patented manufacturing processes used to produce wood insert molded products and the patented design of certain suction lock and shower organizer products, which in each case was developed by Mr. Ragir. The licensing agreements also cover any improvements which Mr. Ragir developed with respect to such patents. The licensing agreements provide for payment of royalties based upon unit sales of licensed products subject to annual minimum royalties in the aggregate amount of $8,500. Pursuant to the licensing agreements, the Company accrued approximately
$47,194 for fiscal 1996 payable to Mr. Ragir's estate (the "MEYER J. RAGIR ESTATE") and paid $71,868 to the Meyer J. Ragir Estate for fiscal 1995. The Meyer J. Ragir Estate beneficially owns more than 5% of the outstanding shares of the Company's Common Stock.


     Certain legal matters in connection with the validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Shareholders by Much Shelist Freed Denenberg Ament Bell & Rubenstein, P.C., Chicago, Illinois which serves as the Company general counsel. Jeffrey C. Rubenstein, a principal of Much Shelist Freed Denenberg Ament Bell & Rubenstein, P.C., as executor of the Ragir Estate, and co-trustee of the Ragir Trusts, exercises either sole or shared voting and investment power with respect to 2,083,358 shares of Common Stock or 48% of the outstanding shares of Common Stock as of March 26, 1997. Mr. Rubenstein is also a director of the Company. The Company's principal office and the Selfix manufacturing and distribution facility in Chicago, Illinois is owned by the Ragir Gift Trusts of which Mr. Rubenstein serves as co-trustee.

     In fiscal 1996, Tamor purchased raw materials and packaging from vendors whose ownership was, or related, to officers of the Company. Such transactions were as follows: (i) raw materials totaling $1.9 million were purchased from a vendor which is owned by the brother of Leonard and Richard Tocci, and (ii) packaging totaling $1.9 million was purchased from a vendor which is 50% owned by Richard Tocci's father-in-law. Management believes the transactions were conducted on an arm's length basis at competitive prices.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of March 26, 1997, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, for
(i) each person or entity who is known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each of the Selling Shareholders,
(iii) each Named Executive Officer (iv) each director of the Company, and (v) all directors and executive officers of the Company as a group.





     NAME AND ADDRESS OF                                   BENEFICIAL OWNERSHIP                       BENEFICIAL OWNERSHIP AFTER
      BENEFICIAL OWNER                                      PRIOR TO OFFERING                                 OFFERING
      -----------------                                    ---------------------                      --------------------------
                                                                                     NUMBER OF
                                                         NUMBER OF                  SHARES BEING      NUMBER OF
                                                          SHARES         PERCENT      OFFERED          SHARES        PERCENT
                                                         ---------       -------    ------------      ---------      -------
Estate of Norma L. Ragir(1)(8).......................    1,489,001        34.4%      1,050,000        439,001          6.9%
  200 North LaSalle Street
  Suite 2100
  Chicago, Illinois 60606
  Leonard Tocci......................................      379,200         8.8              --        379,200          6.0
4501 West 47th Street
Chicago, Illinois 60632
MJR/NLR Gift Trust - Judith Ragir
  Separate Trust(1)(3)...............................      157,623          *          142,434         15,189           *
MJR/NLR Gift Trust - Robert Ragir
  Separate Trust(1)(3)...............................      145,123          *          131,138         13,985           *
MJR/NLR Gift Trust - Marshall Ragir
  Separate Trust(1)(3)...............................      157,624          *          142,434         15,190           *
Meyer J. Ragir Family Irrevocable
  Trust - Judith Ragir Separate Trust(1).............       66,994          *           33,994         33,000           *
Meyer J. Ragir Family Irrevocable Trust -
  Marshall Ragir Separate Trust(1)...................       66,993          *               --         66,993           *
Jeffrey C. Rubenstein(1)(2)..........................       25,550          *               --         25,550           *
Lowell L. Ruffer(3)..................................            0          *               --              0           *
James R. Tennant(4)..................................      197,486         4.6              --        197,486          3.1
Charles R. Campbell..................................        6,000          *               --          6,000           *
Daniel B. Shure......................................        6,400          *               --          6,400           *
Marshall Ragir(5)....................................       67,093         1.6              --         67,093          1.1
James E. Winslow.....................................        8,477          *               --          8,477           *
Peter L. Graves......................................        3,566          *               --          3,566           *
Michael J. Ricard(6).................................        2,265          *               --          2,265           *
Joel D. Spungin......................................        7,500          *               --          7,500           *
Jeffrey R. Dolan.....................................        3,003          *               --          3,003           *
All directors and executive
  officers as a group (15 persons) (7)...............    2,195,567        50.8%             --      1,145,567         18.1%


*    Less than 1%.


(1) Jeffrey C. Rubenstein is the executor of the Norma L. Ragir Estate and in such capacity exercises voting and investment power with respect to the shares of Common Stock beneficially owned by the Norma L. Ragir Estate. These shares of Common Stock are deemed to be beneficially owned by Mr. Rubenstein pursuant to the 1934 Act and the rules and regulations thereunder. Mr. Rubenstein is co-trustee of the Ragir Trusts and, in such capacities exercises shared voting and investment power with respect to the shares of Common Stock beneficially owned by the Ragir Trusts. These shares of Common Stock are deemed to be beneficially owned by Mr. Rubenstein pursuant to the 1934 Act and the rules and regulations thereunder. Mr. Rubenstein, as executor of the Norma L. Ragir Estate and co-trustee of the Ragir Trusts, exercises either sole or shared voting and investment power with respect to 2,083,358 shares of Common Stock or 48% of the outstanding shares of Common Stock as of March 26, 1997. Mr. Rubenstein disclaims beneficial ownership of all but 20,500 these shares of Common Stock.



(2) Includes 5,050 shares beneficially owned by Mr. Rubenstein's adult children, as to which 5,050 shares Mr. Rubenstein disclaims beneficial ownership. Does not include the 1,489,001 shares beneficially owned by the Norma L. Ragir Estate which Mr. Rubenstein is deemed to beneficially own pursuant to the 1934 Act and the rules and regulations thereunder.



(3) Mr. Ruffer is a co-trustee of the Ragir Gift Trusts and, in such in such capacities, exercises shared voting and investment power with respect to the shares of Common Stock owned by the Ragir Gift Trusts. These shares of Common Stock are deemed to be beneficially owned by Mr. Ruffer pursuant to the 1934 Act and the rules and regulations thereunder. Mr. Ruffer in his various capacities, exercises shared voting and investment power with respect to 460,370 shares of Common Stock or 11% of the outstanding shares of stock as of March 26, 1997. Mr. Ruffer disclaims beneficial ownership of these shares of Common Stock.

(4) Includes 188,150 shares of Common Stock subject to stock options exercisable within 60 days of March 26, 1997.

(5) Includes 66,963 shares of Common Stock beneficially owned by the Meyer J. Ragir Family Irrevocable Trust -Marshall Ragir Separate Trust with respect to which Mr. Ragir, in his capacity as a co-trustee, exercises shared voting and investment power. Does not include 157,624 shares of Common Stock beneficially owned by the MJR/NLR Gift Trust - Marshall Ragir Separate Trust with respect to which Mr. Ragir does not exercise sole or shared voting or investment power.

(6) Includes 1,117 shares of Common Stock subject to stock options exercisable within 60 days of March 26, 1997.

(7) Includes 189,267 shares of Common Stock subject to stock options exercisable within 60 days of March 26, 1997.

(8) Immediately prior to the Offering, the Norma L. Ragir Estate will transfer 1,050,000 of its shares of Common Stock of the Company to the Meyer J. and Norma L. Ragir Foundation ("FOUNDATION"). As a result, the Selling Shareholder with respect to such shares will be the Foundation. The Foundation is an Illinois not-for-profit corporation. The Foundation is a tax-exempt organization under Section 501(c)(3) of the Internal Revenue Code ("CODE") and is a private foundation within the meaning of Code Section 509(a). Under the terms of the will of Norma L. Ragir, her estate is required to transfer 58.82% of the residuary trust (prior to the payment of taxes) to the Foundation. Her shares of the Common Stock of the Company are included in the residuary trust. As a general rule, a private foundation may not own 20% of the voting stock of an incorporated business (with such percentage reduced by the percentage of voting stock owned by disqualified persons). Disqualified persons include family members of substantial contributors to the foundation. If the above percentage limit is violated, an excise tax is imposed on holdings that are not corrected within a required period of time. To avoid the imposition of an excise tax, the applicable shares owned by the Norma L. Ragir Estate will not be transferred to the Foundation until immediately prior to the time of the Offering.

                      DESCRIPTION OF COMPANY'S SECURITIES



     The authorized capital stock of the Company consists of 15,000,000 shares of Common Stock, $0.01 par value, and 500,000 shares of Preferred Stock, $0.01 par value. No shares of Preferred Stock are currently issued and outstanding. As of March 29, 1997, there were 4,322,922 shares of Common Stock issued and outstanding. The following summary description of the capital stock of the Company is qualified in its entirety by reference to the form of the Certificate of Incorporation of the Company, as amended, and the By-laws of the Company, which are incorporated by reference as an Exhibit to the Registration Statement (as defined herein) of which this Prospectus is a part.



COMMON STOCK

     The holders of Common Stock are entitled to one vote per share on all matters to be voted on by shareholders and are entitled to receive such dividends, if any, as may be declared from time-to-time by the Board of Directors from funds legally available therefor, subject to the dividend preferences of the Preferred Stock, if any. Each member of the Board of Directors stands for election at each annual meeting of the Company's shareholders. Upon liquidation or dissolution of the Company, the holders of Common Stock are entitled to share ratably in all assets available for distribution after payment of liabilities and liquidation preferences of the Preferred Stock, if any. Holders of Common Stock have no preemptive rights, no cumulative voting rights and no rights to convert their Common Stock into any other securities. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of any series of Preferred Stock which the Company may issue in the future.

PREFERRED STOCK


     The Board of Directors is authorized, without any further vote or action by the Company's shareholders, authorize the issuance of up to 500,000 shares of Preferred Stock. The Board of Directors is authorized to provide for the issuance of additional classes and series of preferred stock out of these undesignated shares, and the Board Directors may establish the voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions of any such additional class or series of preferred stock, including the dividend rights, dividend rate, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the stockholders of the Company. The issuance of Preferred Stock could adversely affect, among other things, the rights of existing shareholders or could delay or prevent a change in control of the Company without further action by the shareholders. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock and satisfaction of any dividend preferences of outstanding shares of Preferred Stock would reduce the amount of funds available for the payment of dividends on Common Stock. Holders of Preferred Stock would be entitled to receive a preference payment in the event of any liquidation, dissolution or winding up of the Company before any payment is made to the holders of Common Stock.


     The Company has preliminarily designated shares of preferred stock as Series B Junior Participating Preferred Stock, $0.01 par value, which may be issued upon the exercise of any of the preferred stock purchase rights that are associated with the Common Stock. The rights of the holders of Common Stock will generally be subject to the prior rights of the holders of any outstanding shares of Preferred Stock with respect to dividends, liquidation preferences and other matters. The holders of shares of the Preferred Stock are entitled to receive, when, as and if declared by the Board, quarterly dividends. In addition to any other voting rights required by applicable law, each share of the Preferred Stock entitles the holder to 100 votes on all matters submitted to a vote of the stockholders of the Corporation. In the event that the Corporation shall be a party to any transaction in which the outstanding shares of Common Stock are converted or changed into or exchanged for other capital stock, securities, cash or other property, or any combination thereof, then each share of the Preferred Stock shall at the same time be similarly converted or changed into or exchanged for an aggregate amount, subject to adjustment, equal to 100 times the aggregate amount of capital stock, securities, cash and/or other property, as the case may be, into which or for which each share of Common Stock is being converted or changed or exchanged. The shares of the Preferred Stock are not redeemable at any time. See "Management--Stockholder Rights Plan."

     The issuance of preferred stock by the Board of Directors could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring or preventing a change in control of the Company.

TRANSFER AGENT


     The transfer agent for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this Offering, there will be 6,322,922 shares of Common Stock outstanding (6,847,922 if the Underwriters' over-allotment option is exercised in full). All of the shares sold in this Offering, will be freely tradeable without registration or other restrictions under the Securities Act of 1933, as amended (the "Act"), except for any shares held by an "affiliate" of the Company (as defined in the Act).


     Of the currently outstanding shares, 1,384,131 shares are deemed restricted securities within the meaning of Rule 144 ("Restricted Shares"). Restricted Shares may not be sold unless they are registered under the Act or are sold pursuant to an applicable exemption from registration, including an exemption under Rule 144 and Rule 144A.

     The Company has, or intends to, register 1,475,000 shares of Common Stock that were reserved for issuance under its Stock Option Plans and 200,000 shares that were reserved for issuance under the Stock Purchase Plan. As of April 21, 1997, options to purchase 965,017 shares were outstanding, each of which entitles the holder thereof to purchase one share of Common Stock. Once registered, shares issued upon exercise of options will be generally eligible for immediate resale in the public market, subject to vesting under the applicable option agreements.

     In connection with the Subordinated Note, the Company issued the Warrant on February 27, 1997, to GECC to purchase 79,204 shares of Common Stock.

     The Company, its directors, executive officers and certain shareholders, including the Selling Shareholders, have agreed that for a period of 180 days from the date of this Prospectus that they will not, without the prior written consent of EVEREN Securities, Inc., directly or indirectly offer for sale, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, subject to certain exceptions.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated) who has beneficially owned, for at least two years (including the holding period of any immediate prior owner, except an affiliate), shares of Common Stock that have not been registered under the Securities Act or that were acquired from an "affiliate" of the Company (in a transaction or chain of transactions not involving a public offering) is entitled to sell in "broker's transactions" or to market makers, within any three month period commencing 90 days after the date of this Prospectus, a number of shares of Common Stock which does not exceed the greater of (i) 1% of the number of shares of Common Stock then outstanding (approximately 63,362 shares immediately after this Offering assuming the Underwriters do not exercise the over-allotment option) or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the sale. Sales under Rule 144 are generally subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during a 90-day period preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years (including the holding period of any immediate prior owner, except an affiliate), is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice provisions of Rule 144.


     The Commission has recently promulgated regulations reducing the initial Rule 144 holding period to one year and the Rule 144(k) holding period to two years. The Company is unable to estimate the number of shares that will be sold under Rule 144, since this will depend on the market price for the Common Stock of the Company, the personal circumstances of the sellers and other factors. There can be no assurance that a significant public market for the Common Stock will be sustained after the Offering. Any future sale of substantial amounts of Common Stock in the open market may adversely affect the market price of the Common Stock offered hereby.

     The Company cannot predict the effect, if any, that sales of the Common Stock or the availability of such Common Stock for sale will have on the market price prevailing from time to time. Nevertheless, sales by existing stockholders of substantial amounts of Common Stock could adversely affect prevailing market prices for the Common Stock. See "Risk Factors--Shares Eligible for Future Sale."

               DESCRIPTION OF THE CREDIT AGREEMENT AND OTHER DEBT

     The Company has entered into a Credit Agreement dated as of February 27, 1997 (the "CREDIT AGREEMENT"), with General Electric Capital Corporation ("GECC"), as agent ("AGENT") and individually, and one other lender (such lender and GECC, collectively, the "LENDERS") which provides: (i) a 5 1/2 year revolving credit facility (the "REVOLVING CREDIT FACILITY") under which up to an aggregate principal amount of $20.0 million (subject to a borrowing base limitation and including a letter of credit subfacility of up to $10.0 million) are available for borrowing, (ii) a 5 1/2 year $20.0 million term loan ("TERM LOAN A") and (iii) a 7 1/2 year $20.0 million term loan ("TERM LOAN B"). Proceeds of Term Loan A and Term Loan B were used, together with the combined proceeds of a $7.0 million subordinated equity bridge note (the "SUBORDINATED NOTE") issued to GECC and a Warrant to purchase 79,204 shares of the Company's Common Stock (as more fully described below), to finance the Tamor Acquisition, to refinance certain indebtedness of Tamor and to pay transaction costs related thereto. The availability under the Revolving Credit Facility was reduced by the issuance of two letters of credit in the aggregate face amount of $5.6 million which secure certain industrial development bonds of Selfix. The balance of the Revolving Credit Facility is available for general corporate purposes. Upon consummation of the Offering and the application of the net proceeds as provided in "Use of Proceeds," the Subordinated Note will be repaid in full and a portion of the outstanding principal amounts of Term Loan A and Term Loan B will be repaid.

     The above description and the following summaries of the material provisions of the Credit Agreement and Subordinated Note do not purport to be complete, and such description and summaries, including definitions of certain terms, are qualified in their entirety by reference to the Credit Agreement and Subordinated Note.

GENERAL

     The Revolving Credit Facility terminates in August, 2002, at which time borrowings thereunder will be due. Term Loan A matures in August, 2002 and is payable in quarterly installments commencing in April, 1997. Term Loan B matures in August, 2004, and is payable in quarterly installments commencing in April, 1997. Aggregate annual principal repayments for Term Loan A and Term Loan B are set forth below. The Company is required to make mandatory prepayments of principal of the Subordinated Note, Term Loan A and Term Loan B from a fixed percentage of excess cash flow and upon the occurrence of certain events, including but not limited to, certain asset sales and certain issuances and sales of securities. The Company may make voluntary prepayments at any time. However, the Company will be required to pay a prepayment premium if the Revolving Credit Facility is terminated prior to its maturity date or the Company prepays all or any portion of Term Loan A or Term Loan B other than as a result of a mandatory prepayment.

     Aggregate principal repayments for Term Loan A are as follows:

           Years Ending            (in thousands)
           ------------           ----------------
              1997                 $    1,500
              1998                      2,750
              1999                      3,375
              2000                      3,500
              2001                      4,625
            Thereafter                  4,250

     Aggregate principal repayments for Term Loan B are as follows:

           Years Ending            (in thousands)
           ------------           ----------------
              1997                 $      150
              1998                        200
              1999                        200
              2000                        200
              2001                        200
            Thereafter                 19,050


     In connection with the Subordinated Note, the Company on February 27, 1997, issued a warrant (the "WARRANT") to GECC to purchase 79,204 shares of Common Stock exercisable at 50% of the Market Price (as defined in the Warrant), at any time during the period commencing on August 1, 1997, through February 27, 2007. If the Subordinated Note has been paid in full on or prior to July 31, 1997, the Company has the option to repurchase the Warrant at a price equal to $792,000. The repurchase price of the Warrant was determined through negotiation with GECC and is based on the $10 per share market price of the Common Stock on or about the date the Warrant was issued. If the Subordinated Note is not paid in full by (i) July 31, 1997, the number of shares issuable under the Warrant will increase by the difference between five percent of the total number of fully diluted shares of Common Stock then outstanding and 79,204 shares of Common Stock, (ii) February 27, 1998, the number of shares issuable under the Warrant will increase by the number of shares equal to two percent of the then outstanding fully diluted shares of Common Stock and (iii) February 27, 1999 and on each subsequent February 27, until and including February 27, 2005, the number of shares issuable under the Warrant will be increased by the number of shares equal to one percent of the total number of then outstanding fully diluted shares of Common Stock as of each of such dates. Each tranche of warrant shares is exercisable at 50% of the Market Price (determined based upon the average of the bid and asked closing prices for the immediately preceding fifteen day period) as of the date of any such warrant issuance. The Company may call the shares issued or issuable upon the exercise of the Warrant and terminate the Warrant at any time after July 31, 2002 at a call price equal to the Market Price for such shares, but in no event will the call price be less than $10 per share.


INTEREST RATE

     Interest on the Revolving Credit Facility is charged, at the Company's option, at either: (i) the 1, 2, or 3 month reserve adjusted LIBOR plus a margin of 2.75% or (ii) a floating rate equal to the prime rate plus a margin of 1.25%. Interest is paid monthly for borrowings which bear interest based on the prime rate, and is paid at the end of the applicable LIBOR period for borrowings which bear interest based on a LIBOR rate. An unused facility fee of 0.5% per annum is charged on the average unused daily balance.

     Interest on Term Loan A is charged, at the Company's option, at either the 1, 2 or 3 month reserve adjusted LIBOR rate plus a margin of 3.00% or a floating rate equal to the prime rate plus a margin of 1.50%. At March 29, 1997, the rate was 10.0%. Interest is paid monthly for prime rate based loans and at the end of the applicable LIBOR period for LIBOR based loans.

     Interest on Term Loan B is charged, at the Company's option, at either 1, 2 or 3 month reserve adjusted LIBOR rate plus a margin of 3.50% or a floating rate equal to the prime rate plus a margin of 2.00%. At March 29, 1997, the rate was 10.5%. Interest is paid monthly for prime rate based loans and at the end of the applicable LIBOR period for LIBOR based loans.

     After the fiscal quarter of the Company ending in December, 1997, the interest rates applicable to the obligations outstanding under the Credit Agreement are subject to adjustment (up or down) based on the Company's quarterly consolidated financial performance.

     At March 29, 1997, the interest rate on the Subordinated Note was 13.5%.

GUARANTEES AND SECURITY

     Borrowings and other obligations under the Credit Agreement and Subordinated Note are guaranteed by the Company. Loans and other obligations under the Credit Agreement and the guarantee are secured by substantially all of the assets of the Company's subsidiaries, and a pledge by the Company of the stock of the Company's subsidiaries. The Subordinated Note is secured by a second lien on substantially all of the assets of the Company's subsidiaries. The Subordinated Note is subordinated in right of payment to the Revolving Credit Facility and Term Loan A and Term Loan B.

COVENANTS; EVENTS OF DEFAULT


     The Credit Agreement contains a number of customary covenants, including, among other things, (i) prohibitions and/or limitations on the incurrence of debt, liens, payment of dividends or distributions, redemptions of capital stock, investments, transactions with affiliates, mergers, acquisitions and asset dispositions and (ii) financial covenants covering interest coverage, fixed charge coverage, net worth, minimum EBITA and capital expenditures. The minimum EBITA covenant requires the Company to have for a specified period ending at the end of each fiscal quarter EBITA of not less than a specified amount which ranges from $4.4 million for the two fiscal quarters ending in June, 1997 up to $22.0 million for the four fiscal quarters ending in September, 2002 and in each fiscal quarter thereafter. The Credit Agreement also contains customary events of default, including an event of default if a "charge of control" occurs.


CONDITIONS

     The Credit Agreement contains a number of conditions to any subsequent funding by the Lenders.

                                  UNDERWRITING



     Subject to the terms and conditions contained in the Underwriting Agreement, the syndicate of underwriters named below (the "UNDERWRITERS"), for whom EVEREN Securities, Inc. and Montgomery Securities are acting as Representatives (the "REPRESENTATIVES"), have severally agreed, to purchase from the Company and the Selling Shareholders, and the Company and the Selling Shareholders have agreed to sell, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:



                                             NUMBER OF
            NAME                       SHARES OF COMMON STOCK
            ----                       ------------------------
EVEREN Securities, Inc.........

Montgomery Securities..........
                                                ---------

   Total.......................                 3,500,000
                                                =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Common Stock offered hereby are subject to approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to purchase all of the shares of Common Stock offered hereby (other than the shares of Common Stock covered by the over-allotment option described below) if any are purchased.


     The Company and the Selling Shareholders have been advised by the Underwriters that they propose to offer the Common Stock to the public initially at the prices set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price, less a concession not in excess of $__________ per share of Common Stock. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $__________ per share of Common Stock to certain other dealers. After the initial public offering, the price to the public, the concession and the discount to dealers may be changed. The Representatives have informed the Company that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.


     The Offering of the Common Stock is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the Common Stock.


     The Company has granted to the Underwriters an option, exercisable for the 30 days from the date of this Prospectus, to purchase up to an aggregate of 525,000 additional shares of Common Stock at the initial price to public, less the underwriting discounts and commissions, solely to cover over-allotments. To the extent that the Underwriters exercise such option, each Underwriter may be committed, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such Underwriter's initial commitment pursuant to the Underwriting Agreement.


     In the Underwriting Agreement, the Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     Subject to certain exceptions, the Company, the executive officers and directors of the Company, and certain stockholders of the Company each have agreed that they will not, without the prior written consent of EVEREN Securities, Inc., offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for such Common Stock or in any other manner transfer all or a portion of the economic consequences associated with the ownership of any such Common Stock for a period of 180 days from the date of this Prospectus.

     In connection with the offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot the offering, creating a syndicate short position. Underwriters may bid for and purchase shares of Common Stock in the open market to cover syndicate short positions. In addition, the Underwriters may bid for and purchase shares of Common Stock in the open market to stabilize the price of the Common Stock. These activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end these activities at any time.

     The Underwriters and dealers may engage in passive market making transactions in the Common Stock in accordance with Rule 103 of Regulation M promulgated by the Commission. The Underwriters and dealers will not engage in passive market making when a stabilizing bid for the Common Stock is in effect. In general, a passive market maker may not bid for or purchase the Common
Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.


     In October, 1996, the Company engaged EVEREN Securities, Inc. to assist the Company in obtaining financing from institutional investors to refinance its then existing senior debt and to finance the Tamor Acquisition, and, in connection therewith, the Company obtained financing from GECC in February, 1997. See "Description of Credit Agreement and Other Debt" and "Use of Proceeds."


                                 LEGAL MATTERS

     Certain legal matters in connection with the validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Shareholders by Much Shelist Freed Denenberg Ament Bell & Rubenstein, P.C., Chicago, Illinois which serves as the Company general counsel. Jeffrey C. Rubenstein, a principal of Much Shelist Freed Denenberg Ament Bell & Rubenstein, P.C., as executor of the Ragir Estate and co-trustee of the Ragir Trusts, exercises either sole or shared voting and investment power with respect to 2,083,358 shares of Common Stock or 48% of the outstanding shares of Common Stock as of March 26, 1997. Mr. Rubenstein is also a director of the Company. The Company's principal office and the Selfix manufacturing and distribution facility in Chicago, Illinois is owned by the Ragir Gift Trusts of which Mr. Rubenstein serves as co-trustee. See "Management," "Principal and Selling Shareholders" and "Certain Relationships and Related Transactions." Certain legal matters will be passed upon for the Underwriters by Ungaretti & Harris, Chicago, Illinois.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 28, 1996, and for the fifty-two week period ended December 28, 1996, included in this Prospectus and the Registration Statement of which it is a part, have been so included in reliance on the report of Arthur Andersen LLP, independent public accountants, given on the authority of said firm as experts in auditing and accounting. The consolidated financial statements of Selfix as of December 30, 1995, and as of December 31, 1994, and for the fifty-two week period ended December 30, 1995 and the fifty-three week period ended December 31, 1994, included in this Prospectus and the Registration Statement of which it is part, have been so included in reliance on the report of Grant Thornton LLP, independent public accountants, given on the authority of said firm as experts in accounting and auditing. The financial statements of Tamor Plastics Corporation and Houseware Sales, Inc. as of December 31, 1996, and December 31, 1995, and for each of the three years in the period ended December 31, 1996, included in this Prospectus and Registration Statement have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of said firm as experts in auditing and accounting.

     The Company dismissed Grant Thornton LLP, its independent certified public accountants, effective April 12, 1996. In connection with the 1995 and 1994 Audits and during the interim period prior to the dismissal, there were no disagreements with the former accountants on any matter or accounting principle or practice, financial statement disclosure, or auditing scope or procedure. The former accountant's reports included in the 1995 and 1994 Audits were unqualified. The Company engaged Arthur Andersen LLP as its new independent public accountants effective with the dismissal of its former accountants. During the Company's fiscal years 1994 and 1995 and during the interim period prior to engagement, there were no consultations with Arthur Andersen LLP with regard to either the application of accounting principles as to any specific transaction, either completed or proposed; the type of audit opinion that would be rendered on the Company's financial statements; or any matter of disagreements with the former accountants. The Board of Directors approved the Audit Committee's recommendation to change accountants.

                             ADDITIONAL INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "COMMISSION"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C., as well as the regional offices of the Commission located at 500 West Madison Street, Chicago, Illinois, and 7 World Trade Center, New York, New York. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a site on the World Wide Web that contains reports, proxy and information statements and other information regarding the Company. The address for such site is http://www.sec.gov.

     The Company has filed with the Commission a registration statement on Form S-2 (together with all amendments and exhibits thereto, the "REGISTRATION STATEMENT") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, as certain parts of which are omitted in accordance with the rules and regulations of the Commission.
For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement, including all exhibits thereto, may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fees prescribed by the Commission, or may be examined without charge at the offices of the Commission described above.

                      DOCUMENTS INCORPORATED BY REFERENCE


     The following documents previously filed with the Commission are hereby incorporated by reference into this Prospectus: (i) the Company's Annual Report on Form 10-K for the fifty-two weeks ended December 28, 1996 (File No. 0-17237), (ii) the Company's Current Report on Form 8-K dated February 18, 1997, (iii) the Company's Registration Statement on Form 8-B filed on February 21, 1997, (iv) the Company's Current Report on Form 8-K dated February 28, 1997, (v) the Company's Quarterly Report on Form10-Q for the thirteen weeks ended March 29, 1997 and (vi) the Company's Current Report on Form 8-K/A-1 filed on May 12, 1997.


     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated herein modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, in its unmodified form, to constitute a part of this Prospectus or such Registration Statement. The Company will provide without charge to each person to whom a copy of the Prospectus has been delivered, and who makes a written or oral request, a copy of any and all of the information that has been incorporated by reference in the Registration Statement (other than exhibits unless such exhibits are specifically incorporated by reference therein). Requests should be submitted in writing or by telephone to James E. Winslow, Executive Vice President, Home Products International, Inc., 4501 West 47th Street, Chicago, Illinois 60632, telephone: (773) 890-1010.

                         INDEX TO FINANCIAL STATEMENTS






     HOME PRODUCTS INTERNATIONAL, INC.
                                                                                                  PAGE
                                                                                                  ----
        Report of Arthur Andersen LLP ..........................................................  F-2
        Report of Grant Thornton LLP ...........................................................  F-3
        Consolidated Balance Sheets at December 30, 1995 and
            December 28, 1996 ..................................................................  F-4
        Consolidated Statements of Operations for the fiscal years 1994, 1995 and 1996 .........  F-5
        Consolidated Statements of Stockholders' Equity for the fiscal years 1994, 1995 and
            1996 ...............................................................................  F-6
        Consolidated Statements of Cash Flows for the fiscal years 1994, 1995 and 1996 .........  F-7
        Notes to Consolidated Financial Statements .............................................  F-8
        Schedule of Valuation and Qualifying Accounts ..........................................  F-27

        Consolidated Balance Sheets at December 28, 1996 and March 29, 1997 (unaudited) ........  F-28
        Consolidated Statements of Operations for the thirteen week periods ended March 30, 1996 and March 27, 1997 (unaudited) ..........................  F-29
        Consolidated Statements of Cash Flows for the thirteen week periods ended March 30, 1996 and March 29, 1997 (unaudited) ..................................  F-30
        Notes to Condensed Consolidated Financial Statements (unaudited) .......................  F-31


        TAMOR PLASTICS CORPORATION AND HOUSEWARE SALES, INC.


        Report of BDO Seidman, LLP .............................................................  F-33
        Combined Balance Sheets as of December 31, 1995 and 1996 ...............................  F-34
        Combined Statements of Income for each of the three years in the period ended
          December 31, 1996 ....................................................................  F-36
        Combined Statements of Stockholders' Equity for each of the three years in the period ended December 31, 1996 .......................................................  F-37
        Combined Statements of Cash Flows for each of the three years in the period ended December 31, 1996 ..............................................................  F-38
        Notes to Combined Financial Statements .................................................  F-42

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS






Board of Directors
Home Products International, Inc.



We have audited the accompanying consolidated balance sheet of Home Products International, Inc. (formerly Selfix, Inc.) (a Delaware corporation) and subsidiaries as of December 28, 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the fifty-two week period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Home Product International, Inc. and subsidiaries as of December 28, 1996, and the results of its operations and its cash flows for the fifty-two week period then ended in conformity with generally accepted accounting principles.




Arthur Andersen LLP
Chicago, Illinois

February 7, 1997, except with
respect to the transactions discussed
in Note 15, as to which the date
is February 28, 1997

                             REPORT OF INDEPENDENT
                          CERTIFIED PUBLIC ACCOUNTANTS





Board of Directors
Home Products International, Inc. (formerly Selfix, Inc.)



We have audited the accompanying consolidated balance sheet of Home Products International, Inc. (formerly Selfix, Inc.) and Subsidiaries as of December 30, 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for the 52-week period ended December 30, 1995 and the 53-week period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Home Products International, Inc. and Subsidiaries as of December 30, 1995, and the consolidated results of their operations and their consolidated cash flows for the 52-week period ended December 30, 1995 and the 53-week period ended December 31, 1994, in conformity with generally accepted accounting principles.




                             GRANT THORNTON LLP


Chicago, Illinois
February 9, 1996

                       HOME PRODUCTS INTERNATIONAL, INC.



                          CONSOLIDATED BALANCE SHEETS




                                                                          AS OF FISCAL YEAR END
                                                                          ---------------------
                                                                            1995         1996
                                ASSETS                                    (IN THOUSANDS, EXCEPT
                                                                              SHARE AMOUNTS)
Current assets:
   Cash and cash equivalents...........................................      $ 2,982      $ 2,878
   Investments in marketable securities................................          516            1
   Accounts receivable net of allowance for doubtful accounts of $1,395
    at December 30, 1995, $901 at December 28, 1996....................        4,690        6,476
   Notes and other receivables.........................................           83          118
   Refundable income taxes.............................................          222            -
   Inventories, net....................................................        5,151        4,391
   Prepaid expenses and other current assets...........................          175          100
                                                                         -----------  -----------
      Total current assets.............................................       13,819       13,964
                                                                         -----------  -----------
Property, plant and equipment - at cost................................       21,362       22,515
Less accumulated depreciation and amortization.........................      (12,909)     (14,581)
                                                                         -----------  -----------
Property, plant and equipment, net.....................................        8,453        7,934
                                                                         -----------  -----------
Intangible and other assets............................................        2,704        2,807
                                                                         -----------  -----------
TOTAL ASSETS...........................................................      $24,976      $24,705
                                                                         ===========  ===========
                 LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Current maturities of long-term obligations.........................      $   892      $   838
   Accounts payable....................................................        1,334        1,956
   Accrued liabilities.................................................        4,881        4,018
                                                                         -----------  -----------
      Total current liabilities........................................        7,107        6,812
                                                                         -----------  -----------
Long-term obligations - net of current maturities......................        7,022        6,184
Stockholders' equity:
   Preferred stock - authorized, 500,000 shares, $.01 par value;
    none issued........................................................            -            -
   Common stock - authorized 7,500,000 shares, $.01 par value;
    3,861,784 shares issued at December 30, 1995 and
    3,881,423 shares issued at December 28,1996........................           39           39
   Additional paid-in capital..........................................       10,765       10,839
   Retained earnings...................................................          490        1,296
   Common stock held in treasury - at cost (58,762 shares).............        (264)        (264)
   Currency translation adjustments....................................        (192)        (201)
   Other, net..........................................................            9            -
                                                                         -----------  -----------
      Total stockholders' equity.......................................       10,847       11,709
                                                                         -----------  -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.............................      $24,976      $24,705
                                                                         ===========  ===========


The accompanying notes are an integral part of the financial statements.

                       HOME PRODUCTS INTERNATIONAL, INC.



                     CONSOLIDATED STATEMENTS OF OPERATIONS





                                                      FISCAL YEAR
                                      ----------------------------------------------
                                           1994            1995            1996
                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Net sales...........................        $40,985         $41,039         $38,200
Cost of goods sold..................         25,587          25,678          22,992
                                      --------------  --------------  --------------
     Gross profit...................         15,398          15,361          15,208
Operating expenses
     Selling........................         10,991          10,474           9,042
     Administrative.................          5,789           6,433           4,600
     Amortization of intangible
       assets.......................          1,405             478             201
     Restructuring charge...........          1,701           2,051               -
                                      --------------  --------------  --------------
                                             19,886          19,436          13,843
                                      --------------  --------------  --------------
     Operating profit (loss)........         (4,488)         (4,075)          1,365
                                      --------------  --------------  --------------
Other income (expense)
     Interest income................            206             230              80
     Interest (expense).............           (999)           (896)           (707)
     Other income (expense).........           (501)            458              68
                                      --------------  --------------  --------------
                                             (1,294)           (208)           (559)
                                      --------------  --------------  --------------
Earnings (loss) before  income taxes         (5,782)         (4,283)            806
Income tax (expense) benefit........           (221)            273               -
                                      --------------  --------------  --------------
Net earnings (loss).................        $(6,003)        $(4,010)           $806
                                      ==============  ==============  ==============
Net earnings (loss) per common and
common equivalent share.............         $(1.70)         $(1.11)          $0.21
                                      ==============  ==============  ==============


The accompanying notes are an integral part of the financial statements.

                       HOME PRODUCTS INTERNATIONAL, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY





                                                                                                                 COMMON
                                                                 ADDITIONAL            CURRENCY                 STOCK HELD
                                            PREFERRED   COMMON    PAID-IN    RETAINED  TRANSLATION    OTHER,   IN TREASURY
                                              STOCK     STOCK     CAPITAL    EARNINGS  ADJUSTMENTS     NET       AT COST     TOTAL
                                            --------    ------   ----------  --------  -----------   -------   -----------  -------
                                                                                     (IN THOUSANDS)

BALANCE AT DECEMBER 25, 1993..............         $-       $35  $    8,945  $ 10,503    $(157)    $    -     $    -      $ 19,326
Net loss..................................          -         -           -    (6,003)       -          -          -        (6,003)
Issuance of 99,385 shares of common
  stock in connection with
  exercise of stock options...............          -         1         415         -        -          -          -           416
Other.....................................          -         -           -         -        -        (51)         -           (51)
Translation adjustments...................          -         -           -         -      (65)         -          -           (65)
                                            ---------  --------  ----------  --------  --------    ------     ------      --------
BALANCE AT DECEMBER 31, 1994..............          -        36       9,360     4,500     (222)       (51)         -        13,623
Net loss..................................          -         -           -    (4,010)       -          -          -        (4,010)
Issuance of 250,000 shares of common stock
  in connection with the acquisition of
  Mericon Child Safety Products...........          -         3       1,372         -        -          -          -         1,375
Issuance of 8,147 shares of common stock
  in connection with exercise of
  stock options...........................          -         -          33         -        -          -          -            33
Purchase of 58,762 common shares
  held in treasury at cost................          -         -           -         -        -          -       (264)         (264)
Other.....................................          -         -           -         -        -         60          -            60

Translation adjustments...................          -         -           -         -       30          -          -            30
                                            ---------  --------  ----------  --------  -------     ------     ------      --------
BALANCE AT DECEMBER 30, 1995..............          -        39      10,765       490     (192)         9       (264)       10,847
Net earnings..............................          -         -           -       806        -          -          -           806
Issuance of 19,639 shares
  of common stock in connection
  with employee stock purchase plan.......          -         -          74         -        -          -          -            74
Other.....................................          -         -           -         -        -         (9)         -            (9)
Translation adjustments...................          -         -           -         -       (9)         -          -            (9)
                                            ---------  --------  ----------  --------  -------     ------     ------      --------
BALANCE AT DECEMBER 28, 1996..............         $-       $39  $   10,839  $  1,296    $(201)    $    -     $ (264)     $ 11,709
                                            =========  ========  ==========  ========  =======     ======     ======      ========


The accompanying notes are an integral part of the financial statements.

                       HOME PRODUCTS INTERNATIONAL, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                    FISCAL YEAR
                                                              ------------------------
                                                              1994      1995      1996
                                                                   (IN THOUSANDS)

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings (loss).....................................     $(6,003)  $(4,010)    $  806
  Adjustments to reconcile net earnings to net cash
    provided by operating activities:
    Depreciation and amortization. .......................       4,330     3,337      2,214
    Deferred income tax expense ..........................         378         -          -
    Provision for restructuring charge ...................       1,701     2,051          -
    Changes in assets and liabilities:
     (Increase) decrease in accounts receivable...........        (765)      494     (1,786)
     Decrease in inventories..............................       1,312       105        760
     (Increase) decrease in refundable income taxes.......        (151)      159        222
     (Increase) decrease  in other assets.................         469        23       (269)
     (Increase) decrease in notes and other receivables...      (1,709)    1,691        (35)
     Increase (decrease) in accounts payable..............         551      (681)       622
     Increase (decrease) in accrued liabilities...........       1,768      (603)      (793)

 Other operating activities, net..........................         151         9         82
                                                              --------  --------   --------
NET CASH PROVIDED BY OPERATING ACTIVITIES.................       2,032     2,575      1,823
                                                              --------  --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sale or maturity of marketable                  2,231       408        515
     securities ..........................................
   Capital expenditures, net..............................      (2,326)   (1,215)    (1,624)
   Investment in marketable securities....................      (1,485)        -          -
   Restricted cash - Industrial Revenue Bond..............       1,221         5          -
   Payment and direct costs for Mericon Child
     Safety Products                                                 -      (921)         -
                                                              --------  --------    --------
NET CASH (USED IN) INVESTING ACTIVITIES...................        (359)   (1,723)    (1,109)
                                                              --------  --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Payments on borrowings...............................      (3,098)   (2,471)      (860)
     Proceeds from borrowings.............................       1,500         -          -
     Payment of capital lease obligation..................         (23)      (27)       (32)
     Purchase of treasury stock...........................           -      (264)         -
     Issuance of common stock under stock purchase plan...           -         -         74
     Exercise of common stock options.....................         416        33          -
                                                              --------  --------   --------
NET CASH (USED IN) FINANCING ACTIVITIES...................      (1,205)   (2,729)      (818)
                                                              --------  --------   --------
  Net increase (decrease) in cash and cash equivalents....         468    (1,877)      (104)
  Cash and cash equivalents at beginning of year..........       4,391     4,859      2,982
                                                              --------  --------   --------
  Cash and cash equivalents at end of year................      $4,859    $2,982     $2,878
                                                              ========  ========   ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid (received) during the year for:
     Interest and swap fees...............................        $905      $822       $599
     Income taxes, net....................................          10      (457)      (314)

The accompanying notes are an integral part of the financial statements.

                       HOME PRODUCTS INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           DECEMBER 31, 1994, DECEMBER 30, 1995 AND DECEMBER 28, 1996
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Home Products International, Inc. (the "Company") and its subsidiaries design, manufacture and market products in two industry segments: housewares products and home improvement products. Housewares products are marketed principally through mass market trade channels throughout the United States and internationally. Home improvement products are sold principally through wholesalers that service the residential construction, repair and remodeling industry throughout the United States.

Principles of Consolidation.

     The accompanying statements include the accounts of the Company and its wholly-owned subsidiaries, Selfix, Inc. and Shutters, Inc. All significant intercompany transactions and balances have been eliminated. The accompanying statements do not include the accounts of Tamor Corporation, a Massachusetts corporation ("Tamor"), and Housewares, Inc. ("Housewares") since the Company did not complete the acquisition until after the end of fiscal year 1996. See
Note 15 for more information regarding the acquisition of Tamor and Housewares.

Use of Estimates.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments and Credit Risk.

     The carrying value of cash, cash equivalents, investments and long-term obligations approximate their fair values based upon quoted market rates. As of December 30, 1995 and December 28, 1996, the Company had no significant concentrations of credit risk related to cash equivalents.

Translation of Foreign Currencies.

     All balance sheet accounts of foreign operations are translated into U.S. dollars at the year-end exchange rates. Statement of operations items are translated at the weighted average exchange rates for the year. The resulting currency translation adjustments are made directly to a separate component of stockholders' equity.

Inventories.

     Inventories are stated at the lower of cost or net realizable value with cost determined on a first in, first out (FIFO) basis.

Property, Plant and Equipment.

     Property, plant and equipment are stated at cost. Depreciation is charged against results of operations over the estimated service lives of the related assets.

     Improvements to leased property are amortized over the life of the lease or the life of the improvement, whichever is shorter. For financial reporting purposes, the Company uses both straight-line and declining-balance methods of depreciation. For tax purposes, the Company generally uses accelerated methods where permitted.

                       HOME PRODUCTS INTERNATIONAL, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)





The estimated service lives of the fixed assets are as follows:


        Buildings                                       30 years
        Land and building under capital lease           lease term
        Machinery, equipment and vehicles               3 - 8 years
        Tools and dies                                  5 years
        Furniture. fixtures and office equipment        2 - 8 years
        Leasehold improvements                          lease term

Revenue Recognition.

     The Company recognizes revenue as products are shipped to customers.

Intangible Assets.

     Goodwill, which represents the excess of the purchase price over the fair value of net assets acquired, is amortized over periods ranging from 20 to 40 years. Covenants not to compete are amortized on a straight-line basis over the terms of the respective agreements. Patents, royalty rights, trademarks acquired and licensing agreements are amortized over their estimated useful lives ranging from 5 to 10 years.


Long-Lived Assets.



     In fiscal 1996, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". The statement requires entities to review long-lived assets and certain intangible assets in certain circumstances, and if the value of the asset is impaired, an impairment loss shall be recognized. The adoption of this policy had no material effect on the Company's financial position or results of operations.


Income Taxes.

     Deferred tax assets and liabilities are determined at the end of each period, based on differences between the financial statement bases of assets and liabilities and the tax bases of those same assets and liabilities, using the currently enacted statutory tax rates. Deferred income tax expense is measured by the change in the net deferred income tax asset or liability during the year.

Earnings (Loss) Per Share.

     Earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average number of common share and common share equivalents outstanding during the year. Weighted average common share and common share equivalents were 3,538,758, 3,616,924 and 3,853,502, for 1994, 1995 and 1996,
respectively.

Benefit Plans.

     The Company provides a profit sharing and savings plan (including a 401(k) plan) to which both the Company and eligible employees may contribute. Company contributions to the profit sharing and savings plan are voluntary and at the discretion of the Board of Directors. The Company matches the employee 401(k) plan contributions with limitations. The total Company contributions to both plans are limited to the maximum deductible amount under the Federal income tax law.

     The Company also provides a retirement plan for its employees covered under a collective bargaining agreement. The Company is required to contribute to this plan based on the number of employees in the collective bargaining unit who

                       HOME PRODUCTS INTERNATIONAL, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



have satisfied eligibility requirements. Employees do not contribute to the plan. The amount of the Company contribution is determined by the collective bargaining agreement.

     The contributions to all the profit sharing, savings, and retirement plans for 1994, 1995 and 1996, were $257, $259, and $248, respectively.

Cash and Cash Equivalents.

     The Company considers all highly liquid, short-term investments with an original maturity of three months or less, to be cash equivalents.

Investments in Marketable Securities


     At the beginning of fiscal 1994, the Company adopted a new accounting method for investment securities in accordance with SFAS No. 115 which required the Company to designate its securities as held to maturity, available for sale or trading. Securities held to maturity are accounted for at amortized cost and management must express a positive intent to hold these securities to maturity. Available-for-sale securities are those that management designates as available to be sold in response to changes in market interest rates or liquidity needs. All marketable securities held by the Company are accounted for as available-for-sale securities. The Company does not invest in trading securities. The effect of the accounting change was not applied retroactively; therefore, there was no restatement of prior year investments or cumulative effect of a change in accounting principle on prior year income. The cumulative effect at the beginning of fiscal year 1994 was not material.


Fiscal Year.

     The Company's fiscal year ends on the last Saturday in December and, as a result, a fifty-third week is added every 5 or 6 years. The fiscal year ending December 31, 1994 consisted of fifty-three weeks. References to the fiscal years 1994, 1995 and 1996 are for the fifty-three weeks ended December 31, 1994, the fifty-two weeks ended December 30, 1995 and the fifty-two weeks ended December 28, 1996, respectively.

Related Party.


     A director of the Company is the executor and co-trustee of certain estates and trusts which beneficially own 48% of the Company's outstanding common stock as of February 28, 1997. In such capacities, the director exercises either sole or shared voting and investment power for these shares. The director disclaims beneficial ownership of this stock. The director is also co-trustee to certain related trusts which lease facilities to the Company as discussed in Notes 8 and 9. In addition, the director is a partner in a law firm which is the Company's general counsel and which was paid $137 for its legal fees and disbursements during 1996.


NOTE 2.  STATEMENT OF OPERATIONS AND RESTRUCTURING CHARGES

     The 1994 restructuring charge of $1,701 relates to costs of severance and termination benefits paid or accrued for a change in the level and composition of employees, termination of existing employee arrangements, inventory adjustments and fixed asset writedowns related to product lines to be discontinued. The actions and charges were based on assessments completed by year-end 1994. The Company provided for severance benefits approximating $1,010 for employee terminations during the third and fourth quarters. Such benefits covered approximately 25 employees across most departments, which represented 17% of the administrative staff, or 5% of total employees. All such terminations were completed by the end of the first quarter of 1995. Inventory and fixed asset write-offs related to products to be discontinued were $460 and $231, respectively. At the end of 1995, no balances remained in these accounts.

     In the fourth quarter of 1995, the Company announced its intent to consolidate facilities and exit additional product lines. The 1995 charge is a result of the Company's decision to exit certain unprofitable product lines, close the Company's Canadian facility and move the Canadian operations to the Chicago manufacturing and distribution facilities. The

                       HOME PRODUCTS INTERNATIONAL, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



restructuring charges for these initiatives totaled $2,051. The charges for the closing and relocation of the Canadian operation totaled $951 including severance benefits of $184 covering all of the Canadian employees. The relocation of the Canadian operation was completed in the first half of 1996. The remaining $1,100 of restructuring charges pertains to product lines the Company has decided to exit and the related write-off of product molds, inventory and patents. Approximately $66 of inventory reserves, $74 of accrued legal and accrued severance and $140 of accrued facility closing costs remained on the Company's books at December 28, 1996.

     In 1995, the Company received approximately $1,400, net of a contingent liability, as its share of the net proceeds from a patent suit settlement. The Company recorded approximately $500 as its share of the proceeds in other income in 1994.

NOTE 3.  INVENTORIES

     The components of the Company's inventory were as follows:


                                                    1995    1996
                                                  ------  ------

Finished goods.................................   $3,165  $2,604
Work-in-process................................      893   1,003
Raw materials..................................    1,093     784
                                                  ------  ------
                                                  $5,151  $4,391
                                                  ======  ======

NOTE 4.  PROPERTY, PLANT AND EQUIPMENT

     The components of property, plant and equipment were as follows:


                                                  1995      1996
                                                  ----      ----

Buildings and land.............................   $2,167    $2,176
Land and building under capital lease..........    2,535     2,535
Machinery, equipment and vehicles..............    7,259     7,092
Tools and dies.................................    5,570     6,704
Furniture, fixtures and office equipment.......    2,446     2,679
Leasehold improvements.........................    1,385     1,329
                                                --------  --------
                                                  21,362    22,515
Less accumulated depreciation and amorization..  (12,909)  (14,581)
                                                --------  --------
                                                  $8,453    $7,934
                                                ========  ========

                       HOME PRODUCTS INTERNATIONAL, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)





NOTE 5.  INTANGIBLE ASSETS

     Intangible assets consist of the following:


                                                                        1995    1996
                                                                      -------   -----

Goodwill, net of accumulated amortization of $174 on
   December 30, 1995 and $223 on December 28, 1996...................  $2,027  $1,978
Covenants not to compete, net of accumulated amortization of $1
   on December 30, 1995 and $7 on December 28, 1996..................      29      23
Industrial Revenue Bond fees, net of accumulated amortization of $169
   on December 30, 1995 and $202 on December 28, 1996................     234     201
Patents, net of accumulated amortization of $1,269 on
   December 30, 1995 and $1,327 on December 28, 1996.................     211     153
Licensing agreement, net of accumulated amortization of $3 on
   December 30, 1995 and $23 on December 28, 1996....................     192     172
                                                                       ------  ------
                                                                       $2,693  $2,527
                                                                       ======  ======

NOTE 6.  LINE OF CREDIT

     On April 12, 1996 the Company completed the consolidation of its banking relationships and entered into a credit agreement with LaSalle National Bank (the "LaSalle Credit Agreement"). The LaSalle Credit Agreement provided an $8,000 line of credit subject to asset based availability formulas and a line of credit to support letters of credit required for the Company's Industrial Development Finance Authority Bonds (the "IDBs"). All of the Company's assets were pledged as collateral in support of the LaSalle Credit Agreement. At December 28, 1996 there were no borrowings outstanding under the asset based line of credit. The LaSalle Credit Agreement was terminated and all collateral was released in connection with the debt incurred relating to the acquisition of Tamor. (See Note 15).

NOTE 7.  ACCRUED LIABILITIES

     Accrued liabilities consist of the following:


                                                                   1995    1996
                                                                  ------  ------
              Salaries and wages............... ................ $1,585  $1,104
              Property, payroll and other taxes................     317     296
              Profit sharing trust.............................     204     217
              Sales incentives and commissions.................     731     814
              Accrued professional fees........................     337     192
              Warranty reserve.................................     495     453
              Accrued facility closing costs...................     484     140
              Other............................................     728     802
                                                                 ------  ------
                                                                 $4,881  $4,018
                                                                 ======  ======

                       HOME PRODUCTS INTERNATIONAL, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)






NOTE 8.  LONG-TERM OBLIGATIONS

     Long-term obligations consist of the following:


                                                                    1995     1996
                                                                  --------  -------
Mortgage note payable bearing interest at 85.6% of prime,
 payable in equal monthly installments of $5,208 through
 January 1997; collateralized by land and buildings of
 Shutters, Inc..............................................        $   60   $    -

Illinois Development Finance Authority (IDFA) variable rate
 demand bonds (Shutters, Inc. Project) Series 1989, issued
 December 1989, with interest at a weekly variable rate and
 principal payable in annual installments on December 1.
 The variable rate at December 28, 1996 was 4.6%............         2,800    2,400

Illinois Development Finance Authority (IDFA) variable rate
 demand Industrial Development Revenue Bonds (Selfix,
 Inc. Project) Series 1990, issued September 1990, with
 interest at a weekly variable rate and principal payable
 in annual installments due December 1.  The variable
 rate at December 28, 1996 was 4.6%.........................         3,200    2,800

Capital lease obligations...................................         1,854    1,822
                                                                  --------  -------
                                                                     7,914    7,022

Less current maturities.....................................          (892)    (838)
                                                                  --------  -------
                                                                    $7,022   $6,184
                                                                  ========  =======

                       HOME PRODUCTS INTERNATIONAL, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)




     Under the terms of the IDFA agreements, the Company may not distribute any cash dividends. Terms of both IDFA demand bonds provide that the holder may periodically put the bonds back to the Company which are then remarketed under a remarketing agreement with a bank. Terms of each remarketing agreement include irrevocable letters of credit, which provides for borrowings by the Company to repurchase the bonds until remarketed. The letters of credit have an interest rate of 1/2%. The terms of these debt agreements include several financial covenants which have been met by the Company.

     The Company entered into an interest rate swap on May 1, 1994 with a termination date of May 1, 1997. The notional amount of the contract is $1,500 with a fixed rate of 6.45% and a floating rate option based on the U.S. dollar LIBOR rate. Settlement dates are calendar quarters which commenced on August 1, 1994. The swap fees are included in interest expense.

     Aggregate principal payments on long-term debt, excluding capital lease obligations as of December 28, 1996 are as follows:

     Years ending:

1997...........................   $  800
1998...........................      800
1999...........................      800
2000...........................      800
2001...........................      800
Thereafter.....................    1,200

     Capital lease obligations include a lease agreement between the Company and two related trusts for the Company's principal factory and corporate office. Lease payments to the trusts were $478, $491 and $467, in 1994, 1995 and 1996, respectively. The lease payments were adjusted in July of 1995 to reflect increases in the Consumer Price Index.

     The following schedule shows future minimum lease payments (excluding rental increases resulting from increases in the Consumer Price Index) together with the present value of the payments for capital lease obligations.

Years ending:

1997...........................................  $    342
1998...........................................       342
1999...........................................       342
2000...........................................       342
2001...........................................       342
Thereafter.....................................     2,939
                                                 --------
                                                    4,649
Less amount representing interest..............    (2,827)
                                                 --------
Present value of minimum lease payments........  $  1,822
                                                 ========

Long-term portion..............................  $  1,784
Current portion................................        38
                                                 --------
                                                 $  1,822
                                                 ========

                       HOME PRODUCTS INTERNATIONAL, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)





     The following is an analysis of the leased land and building under capitalized lease:


                                            1995     1996
                                           -------  -------

Land and building......................    $2,535   $2,535
Less accumulated amortization..........    (1,638)  (1,769)
                                           ------   ------
                                           $  897   $  766
                                           ======   ======

NOTE 9.  COMMITMENTS AND CONTINGENCIES


     The Company also leases certain manufacturing, distribution and office facilities, including the Canadian facility which is leased from a related trust (annual rental expense of approximately $115), under operating leases expiring at various dates through 1999. Most of these leases contain renewal options.

     Future minimum rental payments under noncancellable operating leases are as follows:


     Years ending:

       1997...................................................  $297
       1998...................................................   115
       1999...................................................    96
                                                                ----
                                                                $508
                                                                ====

     Rent expense under operating leases for 1994, 1995 and 1996 was $399, $381, and $354, respectively.

     The Company has investigated and remediated an environmental matter at its principal facility in Chicago. In 1994, the Company recorded a $300 accrual for the cost of such investigation and remediation. Actions to date have been funded from this accrual. Approximately $61 remained in this account at the end of 1996.

NOTE 10.  INCOME TAXES

     The components of earnings (loss) before income taxes are as follows:


                               1994      1995     1996
                               ----      ----     ----

Domestic..................  $(5,631)  $(3,262)   $1,122
Foreign...................     (151)   (1,021)     (316)
                            -------   -------    ------
                            $(5,782)  $(4,283)   $  806
                            =======   =======    ======

                       HOME PRODUCTS INTERNATIONAL, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)






     Significant components of the Company's deferred tax items as of December 30, 1995 and December 28, 1996 are as follows:


                                                                   1995        1996
                                                               ------------  ---------
DEFERRED TAX ASSETS
  Inventory reserves.........................................    $    463   $    388
  Employee benefit expenses and other accruals...............         513        450
  Accounts receivable reserve................................         365        241
  Overhead capitalized in inventory for tax purposes only....         171         26
  Capitalized lease treated as operating lease for
    tax purposes.............................................         393        430
  Reserve for returns........................................         291        109
  Minimum tax, R&D and other credits.........................         332        349
  Other accrued liabilities..................................         398        344
  Unrealized capital losses and contribution carryforwards...         151        133
  Net operating loss carryforward............................         393        612
  Other......................................................         417        407
                                                                 --------   --------
Gross deferred tax assets....................................       3,887      3,489
                                                                 --------   --------
DEFERRED TAX LIABILITIES
  Depreciation...............................................         447        301
  Other......................................................          41         45
                                                                 --------   --------
Gross deferred tax liabilities...............................         488        346
                                                                 --------   --------
Deferred tax assets net of deferred liabilities..............       3,399      3,143
Valuation allowance..........................................      (3,399)    (3,143)
                                                                 --------   --------
Net deferred tax asset.......................................    $      -   $      -
                                                                 ========   ========

   Income tax (expense) benefit is as follows:


                                                                     1994      1995     1996
                                                                     -----     ----     ----
Current
  U.S. federal..............................................      $    45      $ 247    $   0
  Foreign...................................................           67        (22)      10
  State.....................................................           45         48        0
                                                                  -------      -----    -----
                                                                      157        273       10
                                                                  -------      -----    -----
Deferred
  U.S. federal..............................................        2,215        463     (266)
  (Increase) decrease in valuation allowance                       (2,593)      (463)     256
                                                                  -------      -----    -----
                                                                     (378)         -      (10)
                                                                  -------      -----    -----
Total income tax (expense) benefit..........................      $  (221)     $ 273    $   -
                                                                  =======      =====    =====

                       HOME PRODUCTS INTERNATIONAL, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)




     Income tax (expense) benefit differs from amounts computed based on the U.S. federal statutory tax rate applied to earnings (loss) before tax as follows:


                                                                   1994      1995     1996
                                                                   ----     -----     -----

Computed at statutory U.S. federal income tax rate...........     $ 1,966    $1,456   $ (282)
State income taxes, net of U.S. federal tax benefit..........         267        32       39
Foreign tax rate difference and foreign loss
   carryforwards.............................................          13      (460)       -
Tax exempt interest..........................................          26        25       12
Other........................................................         100       317      (25)
Change in valuation allowance................................      (2,593)     (463)     256
                                                                 --------  --------  -------
                                                                  $  (221)   $  273   $    -
                                                                 ========  ========  =======

     The Company decreased the valuation allowance from $3,399 as of December 30, 1995 to $3,143 as of December 28, 1996. The decrease is based on the Company's evaluation of the future realization of tax benefits recorded as deferred tax assets.

     The Company also has research and development credit carryforwards of approximately $61 expiring through the year 2010, net operating loss carryforwards of $1,576 expiring through 2011, state investment tax credit carryforwards of approximately $88 expiring through 2000, foreign net operating loss carryforwards of $1,082 expiring in 2002 and alternative minimum tax credit carryforwards of approximately $198 which do not have an expiration date.

NOTE 11.  STOCK OPTIONS

     Under the 1987, 1991 and 1994 stock option plans, as amended, key employees and certain key nonemployees were granted options to purchase shares of the Company's common stock.

     Options granted may or may not be "incentive stock options" as defined by the Internal Revenue Code of 1986. The exercise price is determined by the Company's Board of Directors at the time of grant but may not be less than 100% of the market price at the time of grant for incentive stock options. Options may not be granted for a term greater than ten years.

     During 1995, the Company's Board of Directors cancelled 460,000 options to various members of senior management at prices ranging from $7.50 to $12.00 and reissued these options at prices ranging from $6.00 to $8.00 which exceeded the market price on the date of reissuance.

                       HOME PRODUCTS INTERNATIONAL, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)




     A summary of the transactions in the option plans is as follows:


                                                 1994                1995                 1996
                                            ---------------  --------------------   -------------------
                                            SHARES    PRICE*      SHARES    PRICE*     SHARES    PRICE*

Options outstanding at beginning of year.   228,460   $4.65        557,842  $8.65       598,527  $6.74
Granted..................................   458,800    9.51        626,700   7.22       248,900   4.95
Exercised................................   (99,385)   4.23         (8,147)  4.15             -      -
Cancelled................................   (30,033)   6.13       (577,868)  9.14       (65,440)  6.20
                                           --------          -------------         ------------
Unexercised Options outstanding at end of
   year..................................   557,842    8.65        598,527   6.74       781,987   6.21
                                           ========          =============         ============
Options exercisable at end of year.......    58,487    4.41         15,784   4.69        16,754   4.89
                                           ========          =============         ============
Available for grant......................   234,226                195,394                1,934
                                           ========          =============         ============

     *Weighted average

Price range of options
Granted.........................................  $4.25 - $12.00  $4.13 - $12.00  $4.25 - $6.00
Exercised.......................................  $4.23 - $ 5.00  $4.00 - $ 4.23              -
Cancelled.......................................  $4.75 - $ 6.14  $3.13 - $12.00  $4.13 - $8.00
Outstanding.....................................  $3.13 - $12.00  $4.13 - $ 8.00  $4.13 - $8.00

     The above stock options have the following characteristics as of December 28, 1996:


                                                           REMAINING
                    SHARES                                   LIFE                SHARES
GRANT YEAR        OUTSTANDING         PRICE*              (IN YEARS)*          EXERCISABLE
----------        -----------         -------             -----------          -----------

      1987              5,971          $4.23                 .3                      5,971
      1988              1,117           6.14                1.5                      1,117
      1991              8,000           4.88                4.3                      8,000
      1993              5,000           6.50                6.8                      1,666
      1994             10,399           4.25                8.0                          -
      1995            513,000           6.87                8.4                          -
      1996            238,500           4.96                9.7                          -
                    ---------                                                     --------
                      781,987                                                       16,754
                    =========                                                     ========

     *Weighted average

                       HOME PRODUCTS INTERNATIONAL, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)





     During 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting For Stock-Based Compensation." The statement required the Company to calculate the value of stock options at the date of the grant using an option pricing model. The Company has elected the "pro forma, disclosure only" option permitted under SFAS No. 123, instead of recording a charge to operations.

     A summary of the average grant date exercise price and fair value per option share is as follows:



                                                          1995                   1996
                                                     ------------------     ---------------------
                                                     EXERCISE               EXERCISE
                                                     PRICE*   FAIR VALUE*   PRICE*   FAIR VALUE*
                                                     -------- -----------   -------- -----------

Exercise price exceeds market price.............    $7.19        $1.33     $5.00        $2.01
Exercise price equals market price..............     5.19         2.34      4.74         2.11

     *Weighted average

     During 1995 and 1996, 600,000 and 200,000 options, respectively, were granted with an exercise price exceeding the market price. All other options were granted with an exercise price equal to the market price.

     Had compensation cost for the Company's 1995 and 1996 grants been determined using the above fair values and considering the applicable vesting periods, the Company's reported results would have been impacted as follows:


                                                                              1995     1996
                                                                            ---------  -----
Net earnings (loss)
  As reported.............................................                  $(4,010)   $806
  Pro forma...............................................                   (4,092)    564
                                                                            ========   ====
Net earnings (loss) per common and common equivalent share
  As reported.............................................                  $ (1.11)   $.21
  Pro forma...............................................                    (1.13)    .15
                                                                            ========   ====

     The fair value of each option granted during 1995 and 1996 is estimated using the following assumptions: (1) dividend yield of 0%, (2) expected volatility of 41%, (3) risk free rate at grant date averaging 6.2% for 1995 and 6.5% for 1996 and (4) expected life of 5 years.

                       HOME PRODUCTS INTERNATIONAL, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)





NOTE 12.  SEGMENT  AND GEOGRAPHIC INFORMATION

     The Company operates in two industry segments, the housewares segment and the home improvement products segment. The housewares segment provided approximately 77% of the Company's gross sales in 1996 through sales of its home bathware, hook and home helpers, juvenile products and home organization products to national and regional discount, variety, supermarket, drug, hardware/home center and specialty store customers. The home improvement products segment provided approximately 23% of the Company's gross sales in 1996. The segment's plastic exterior shutters are sold to distributors as well as national and regional home center retailers. 1996 sales to customers outside the United States accounted for approximately 17% of total net sales with Canada accounting for approximately 7% of total net sales. Information about the Company's operations in these segments is as follows:


                                  1994       1995      1996
                                ---------  --------  --------
Gross sales:
  Housewares..................   $ 35,805   $34,543   $31,375
  Home improvement products...      8,417     8,993     9,457
                                ---------  --------  --------
    Consolidated..............   $ 44,222   $43,536   $40,832
                                =========  ========  ========
Operating profit (loss):
  Housewares..................   $ (3,949)  $(4,892)  $   904
  Home improvement products...       (539)      817       461
                                ---------  --------  --------
    Consolidated..............   $ (4,488)  $(4,075)  $ 1,365
                                =========  ========  ========
Identifiable assets:
  Housewares..................   $ 24,785   $19,687   $19,615
  Home improvement products...      5,998     5,300     5,090
  Eliminations................        (22)      (11)        -
                                ---------  --------  --------
    Consolidated..............   $ 30,761   $24,976   $24,705
                                =========  ========  ========
Depreciation and amortization:
  Housewares..................   $  3,083   $ 2,684   $ 1,532
  Home improvement products...      1,247       653       682
                                ---------  --------  --------
    Consolidated..............   $  4,330   $ 3,337   $ 2,214
                                =========  ========  ========
Capital expenditures, net:
  Housewares..................   $  2,158   $   880   $   982
  Home improvement products...        168       335       642
                                ---------  --------  --------
    Consolidated..............   $  2,326   $ 1,215   $ 1,624
                                =========  ========  ========

                       HOME PRODUCTS INTERNATIONAL, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)




     Information about the Company's operations by geographic area is as follows:



                            1994      1995     1996
                          --------  --------  -------
Gross sales:
 United States..........  $ 40,422  $ 40,283  $38,855
 Foreign................     3,800     3,253    1,977
                          --------  --------  -------
  Consolidated..........  $ 44,222  $ 43,536  $40,832
                          ========  ========  =======
Operating profit (loss):
 United States..........  $(4,185)  $(2,975)  $ 1,386
 Foreign................     (303)   (1,100)      (21)
                          --------  --------  -------
  Consolidated..........  $(4,488)  $(4,075)  $ 1,365
                          ========  ========  =======
Identifiable assets:
 United States..........  $ 27,468  $ 23,699  $24,170
 Foreign................     3,315     1,288      535
 Eliminations...........       (22)      (11)       -
                          --------  --------  -------
  Consolidated..........  $ 30,761  $ 24,976  $24,705
                          ========  ========  =======

     One customer represented 11%, 12% and 12% of gross sales for 1994, 1995, and 1996. The percentage of their receivable to the total receivable is slightly above their relationship to sales.

NOTE 13.  EMPLOYEE STOCK PURCHASE PLAN

     The 1995 Employee Stock Purchase Plan allows eligible employees to purchase up to 200,000 shares of the Company's stock. The purchase price shall be the lesser of 85% of the fair market value of a common share on the first day of each purchase period or the fair market value of a common share on the last day of such purchase period adjusted to the nearest 1/8 point. As of December 28, 1996, 19,639 shares had been purchased under the plan.

NOTE 14.  ACQUISITION OF MERICON CHILD SAFETY PRODUCTS

     On October 24, 1995, the Company acquired the common stock of Mericon Child Safety Products for a purchase price of $2,421. The acquisition agreement also provided for a non-compete period of five years.

     Consideration for the acquisition included issuance of 250,000 shares of the Company's common stock. The Purchase price was allocated as follows:


Current assets........................................      $   400
Goodwill..............................................        1,796
Licensing agreement and covenant
   not to compete.....................................          225
                                                            -------
                                                            $ 2,421
Less:
Liabilities...........................................         $125
Common stock issued...................................        1,375
                                                            -------
Cash consideration and direct costs...................      $   921
                                                            =======

     Results of operations are included from the date of acquisition. Results of operations prior to date of acquisition were not material.

                       HOME PRODUCTS INTERNATIONAL, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)





NOTE 15.  SUBSEQUENT EVENTS

     Effective January 1, 1997, the Company acquired Tamor and its affiliated product distribution company, Housewares. Tamor, headquartered in Leominster, Massachusetts, is a leading manufacturer of home storage and organization products and has three manufacturing facilities in the United States. Following are audited combined financial results for Tamor and Housewares for 1996:


                                     1996
                                    ------

Net sales                          $75,714
Gross profit                        17,896
Operating expenses                  13,524
Operating profit                     4,372
Net earnings                         3,515


     The acquisition will be accounted for as a purchase in 1997. The purchase price will be allocated to the assets acquired and liabilities assumed based upon their estimated fair values. Results of operations for Tamor and Housewares will be included with those of the Company for periods subsequent to January 1, 1997.

     The excess of the purchase price over the net assets acquired, which is expected to be approximately $25,000, will be amortized over a period not exceeding 40 years. The purchase price allocation will be determined during 1997 when appraisals, other studies and additional information become available. Accordingly, the final allocation may have a material effect on the supplemental unaudited pro forma information presented below.

     The following unaudited pro forma information presents the combined results of operations as if the acquisition had been completed at the beginning of 1996 and may not be indicative of what would have occurred had the acquisition actually been made as of such date or results which may occur in the future.


                                     1996
                                 (unaudited)
                                 -----------
Net sales                         $113,914
Operating profit                     8,240
Net earnings                         1,656




     Adjustments made in arriving at the pro forma unaudited combined results include increased interest expense and amortization of debt issuance costs on acquisition debt, amortization of goodwill, certain operating expense reductions and increased income tax expense computed at an estimated combined statutory rate of 40% (gives no benefit to the net operating loss carryforwards). No effect has been given in operating expenses to the fair value of assets acquired, depreciable values or lives, transition and restructuring costs or synergistic benefits which may be realized from the acquisition.



     Total consideration for the acquisition was approximately $41,900 consisting of approximately $27,800 in cash, $2,400 in common stock (480,000 shares) and the assumption of $11,700 in short and long term debt. The source of funds for the acquisition included cash of the Company as well as a portion of the proceeds of a new $60,000 Credit Agreement (the "CREDIT AGREEMENT"), dated as of February 27, 1997, among the Company, Selfix, Tamor, Shutters, the lenders which are parties thereto and General Electric Capital Corporation ("GECC"), as agent, and a new $7,000 Note Purchase Agreement (the "NOTE AGREEMENT"), dated as of February 27, 1997, among Selfix, Tamor, Shutters (the foregoing, collectively, the "JOINT ISSUERS"), the Company and GECC. The Credit Agreement consists of a revolving credit facility and term loans. GECC purchased a $7,000 subordinated equity bridge note (the "SUBORDINATED NOTE") dated February 27, 1997 issued by the Joint Issuers pursuant to the Note Agreement. All loans under the Credit Agreement are secured by substantially all of the assets of the subsidiaries of the Company and a pledge by the Company of all of the outstanding shares of capital stock of such subsidiaries.


     The provisions of the Credit Agreement include restrictions on additional indebtedness, asset sales, acquisitions or mergers, capital expenditures and dividend payments, among other things. As defined in the Credit Agreement, the Company

                       HOME PRODUCTS INTERNATIONAL, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



is also required to meet certain financial tests which include, but are not limited to, those relating to a minimum net worth test and a minimum interest coverage ratio.

     The revolving credit facility provides up to $20,000 (including a letter of credit subfacility of up to $10,000) subject to the availability of sufficient qualifying collateral consisting of certain accounts receivable and inventory. Interest is charged, at the Company's option, at either: (i) the 1, 2, or 3 month reserve adjusted LIBOR plus a margin of 2.75%; or (ii) a floating rate equal to the prime rate plus a margin of 1.25%. Interest is paid monthly for borrowings which bear interest based on the prime rate, and is paid at the end of the applicable LIBOR period for borrowings which bear interest based on a LIBOR rate. An unused facility fee of .5% per annum is charged on the average unused daily balance. On February 28, 1997, there was no balance outstanding under the revolving line of credit and unused availability was $11,100. The availability under the revolving credit facility was reduced by the issuance of two letters of credit in the aggregate face amount of $5,600 which secure the IDBs. The revolving credit facility terminates on August 28, 2002.

     The Credit Agreement also includes two term loans consisting of a $20,000 22 quarter term loan A and a $20,000 30 quarter term loan B. Both term loans are immediately due and payable in full if the revolving credit facility is terminated.

     Term loan A is required to be repaid in quarterly principal installments commencing in April of 1997. Aggregate principal repayments for term loan A are as follows:


        Years Ending
             1997                                            $1,500
             1998                                             2,750
             1999                                             3,375
             2000                                             3,500
             2001                                             4,625
        Thereafter                                            4,250

     Interest is charged, at the Company's option, at either the 1, 2 or 3 month reserve adjusted LIBOR rate plus a margin of 3.00% or a floating rate equal to the prime rate plus a margin of 1.50%. At February 28, 1997, the rate was 9.75%. Interest is paid monthly for prime rate based loans and at the end of the applicable LIBOR period for LIBOR based loans.

     Term loan B is required to be repaid in quarterly principal installments commencing in April of 1997. Aggregate principal repayments for term loan B are as follows:


        Years Ending
             1997                                            $    150
             1998                                                 200
             1999                                                 200
             2000                                                 200
             2001                                                 200
        Thereafter                                             19,050

     Interest is charged, at the Company's option, at either the 1, 2 or 3 month reserve adjusted LIBOR rate plus a margin of 3.50% or a floating rate equal to the prime rate plus a margin of 2.00%. At February 28, 1997, the rate was 10.25%. Interest is paid monthly for prime rate based loans and at the end of the applicable LIBOR period for LIBOR based loans.

     After the fiscal quarter of the Company ended in December, 1997 the interest rates applicable to the obligations outstanding under the Credit Agreement are subject to adjustment (up or down) based on the Company's quarterly consolidated financial performance.

                       HOME PRODUCTS INTERNATIONAL, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)





     The Subordinated Note matures on February 27, 2005, and is secured by a second lien on substantially all of the assets of the Company's subsidiaries. As such, the Subordinated Note is subordinated in right of payment from the proceeds of such collateral to the revolving credit facility and to term loans A and B. If all outstanding obligations under the Credit Agreement have been paid and the commitment under the revolving credit facility has been terminated, the Joint Issuers must prepay the Subordinated Note in full. Interest is payable quarterly and is charged, at the Company's option, at a rate of 11.5% per annum, provided that such cash payments shall not exceed 25% of the Company's Excess Cash Flow (as defined in the Note Agreement) or through the issuance of payment-in-kind notes bearing interest at a rate of 13.5% per annum. At February 28, 1997, the rate on the Subordinated Note was 13.5%.


     In connection with the Subordinated Note, the Company issued a warrant to GECC to purchase 79,204 shares of common stock (the "Warrant") exercisable at 50% of the Market Price (as defined in the Warrant) on February 27, 1997 (the "Closing Date"), at any time during the period commencing on August 1, 1997 through February 27, 2007. If the Subordinated Note has been paid in full on or prior to July 31, 1997, the Company has the option to repurchase the Warrant at a price equal to $792. The Warrant will be recorded by the Company at its estimated fair value of $400. Such value has been determined by using an option pricing model.


     If the Subordinated Note is not repaid in full on or prior to July 31, 1997, the number of shares issuable upon exercise of the Warrant will be increased by that number of shares which is equal to the difference between (i) 5% of the total number of shares of the Company's common stock then outstanding on a fully diluted basis, and (ii) 79,204 shares. If the Subordinated Note is not repaid in full on or prior to February 27, 1998, the number of shares issuable upon exercise of the Warrant will be further increased by that number of shares which is equal to 2% of the total number of shares of the Company's common stock then outstanding on a fully diluted basis. The number of shares issuable upon exercise of the Warrant will be further increased annually by 1% of the total number of shares of the Company's common stock then outstanding on a fully diluted basis if the Subordinated Note is not repaid in full on or prior to February 27, 1999 and on each anniversary date of the Closing Date thereafter. The exercise price for the shares issuable upon exercise of the Warrant issued after the Closing Date will be 50% of the Market Price. The Company may call the shares issued or issuable upon the exercise of the Warrant and terminate the Warrant at any time after July 31, 2002 at a call price equal to the Market Price for such shares, but in no event will the call price be less than $10 per share.

     The Credit Agreement provides for mandatory prepayments of obligations under the Credit Agreement and the Subordinated Note from the following funds: all net proceeds of any sale or other disposition of any assets (other than the sale of inventory and other items in the ordinary course of business), all net insurance proceeds, 100% of the net cash proceeds from the issuance of equity securities and 75% of annual consolidated excess cash flow as defined in the Credit Agreement. Mandatory prepayments from the proceeds of any issuance of equity securities shall be applied as follows: first, 50% of such proceeds applied to accrued interest and principal of the Subordinated Note and the remaining 50% applied to accrued interest and principal of term loan A and term loan B, ratably; and second, 100% of such proceeds applied ratably to accrued interest and principal of term loan A and term loan B after the Subordinated Note has been repaid in full. All mandatory prepayments from sources other than the issuance of equity securities shall be applied as follows: (a) fees and expenses owed under the Credit Agreement; (b) pro rata to term loans A and B until both such loans are repaid in full; (c) to repay amounts outstanding under the revolving credit facility without reduction in availability; and (d) other obligations outstanding under the Credit Agreement. The Company will also be required to pay a prepayment premium, as defined in the Credit Agreement, if the revolving credit facility is terminated or the Company prepays all or any portion of term loan A or term loan B other than as a result of the mandatory prepayment discussed above.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




Board of Directors
Home Products International Inc.


We have audited in accordance with generally accepted auditing standards the consolidated financial statements of Home Products International, Inc. (formerly Selfix, Inc.) as of and for the fifty-two week period ended December 28, 1996 included in this registration statement on Form S-2, and have issued our report thereon dated February 7, 1997, except with respect to the transactions discussed in Note 15, as to which the date is February 28, 1997. Our audit was made for the purpose of forming an opinion on those statements taken as a whole. The financial statement Schedule II is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. The schedule, for the fifty-two week period ended December 28, 1996, has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.




Arthur Andersen LLP
Chicago, Illinois

February 7, 1997, except with
respect to the transactions
discussed in Note 15, as to which
the date is February 28, 1997

                             REPORT OF INDEPENDENT
                    CERTIFIED PUBLIC ACCOUNTANTS ON SCHEDULE





Board of Directors
Home Products International, Inc. (Formerly Selfix, Inc.)


In connection with our audit of the consolidated financial statements of Home Products International, Inc. (formerly Selfix, Inc.) and Subsidiaries referred to in our report dated February 9, 1996, we have also audited Schedule II for the 52-week and 53-week periods ended December 30, 1995 and December 31, 1994, respectively. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth therein.



                                                     GRANT THORNTON LLP


Chicago, Illinois
February 9, 1996

                                                                     Schedule II


                       HOME PRODUCTS INTERNATIONAL, INC.
                       VALUATION AND QUALIFYING ACCOUNTS
               FOR THE FIFTY-THREE WEEKS ENDED DECEMBER 31, 1994,
                FOR THE FIFTY-TWO WEEKS ENDED DECEMBER 30, 1995,
                FOR THE FIFTY-TWO WEEKS ENDED DECEMBER 28, 1996



                                                        ADDITIONS    DEDUCTIONS
                                     BALANCE AT        CHARGED TO       (NET         BALANCE
                                     BEGINNING         COSTS AND     WRITE-OFFS/     AT END
                                     OF PERIOD          EXPENSES     RECOVERIES)    OF PERIOD
                                    -----------        ----------    -----------    ---------
                                                        (in thousands)
Allowance for Doubtful Accounts
-------------------------------
December 31, 1994..............         $1,255          $  565       $  (389)        $1,431
December 30, 1995..............         $1,431          $  524       $  (560)        $1,395
December 28, 1996..............         $1,395          $  211       $  (705)        $  901

Warranty Reserves
-----------------
December 31, 1994..............         $   12          $  500       $    (1)        $  511
December 30, 1995..............         $  511          $    -       $   (16)        $  495
December 28, 1996..............         $  495          $    -       $   (42)        $  453

Inventory Reserves
------------------
December 31, 1994..............         $  621          $2,018       $(1,079)        $1,560
December 30, 1995..............         $1,560          $1,648       $  (797)        $2,411
December 28, 1996..............         $2,411          $  678       $(2,096)        $  993

                       HOME PRODUCTS INTERNATIONAL, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS



                                                                                              MARCH 29
                                                                     DECEMBER 28,               1997
                                                                         1996                (UNAUDITED)
                                                                     ------------------------------------
                             ASSETS                                  (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
Current assets:
   Cash and cash equivalents....................................                 2,879             $   6,709
   Accounts receivable, net.....................................                 6,594                17,414
   Inventories, net.............................................                 4,391                11,602
   Prepaid expenses and other current assets....................                   100                   883
                                                                             ---------             ---------
        Total current assets....................................                13,964                36,608
Property, plant and equipment - at cost.........................                22,515                56,338
Less accumulated depreciation and amortization..................              (14,581)              (32,458)
                                                                             ---------             ---------
Property, plant and equipment, net..............................                 7,934                23,880
Intangible and other assets.....................................                 2,807                31,643
                                                                             ---------             ---------
TOTAL ASSETS....................................................             $  24,705             $  92,131
                                                                             =========             =========
              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Current maturities of long-term obligations..................             $     838             $   2,810
   Accounts payable.............................................                 1,956                14,048
   Accrued liabilities..........................................                 4,018                 8,549
                                                                             ---------             ---------
        Total current liabilities...............................                 6,812                25,407
Long-term obligations - net of current maturities...............                 6,184                51,141
Stockholders' equity:
   Preferred Stock - authorized, 500,000 shares, $.01 par value;
        none issued.............................................                     -                     -
Common Stock - authorized 15,000,000 shares, $.01 par value;
        3,881,423 shares issued at December 28, 1996 and
        4,381,684 shares issued at March 29,1997................                    39                    44
   Additional paid-in capital...................................                10,839                13,669
   Retained earnings............................................                 1,296                 2,328
   Common stock held in treasury - at cost (58,762 shares)......                  (264)                 (264)
   Currency translation adjustments.............................                  (201)                 (194)
                                                                             ---------             ---------
Total stockholders' equity......................................                11,709                15,583
                                                                             ---------             ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY......................             $  24,705             $  92,131
                                                                             =========             =========

The accompanying notes are an integral part of the financial statements.

                       HOME PRODUCTS INTERNATIONAL, INC.
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)



                                                                                           THIRTEEN WEEKS ENDED
                                                                                      ------------------------------
                                                                                      MARCH 30,           MARCH 29,
                                                                                        1996                 1997
                                                                                       ---------           ---------
                                                                                (in thousands, except per share amounts)
Net sales.................................................                            $    8,625          $   31,738
Cost of goods sold........................................                                 5,767              22,610
                                                                                      ----------          ----------
  Gross profit............................................                                 2,858               9,128
Operating expenses
  Selling.................................................                                 2,482               4,588
  Administrative..........................................                                 1,301               1,809
  Amortization of intangible assets.......................                                    43                 205
                                                                                      ----------          ----------
                                                                                           3,826               6,602
                                                                                      ----------          ----------
  Operating profit (loss).................................                                  (968)              2,526
                                                                                      ----------          ----------
Other income (expense)
  Interest income.........................................                                    11                  31
  Interest (expense)......................................                                  (180)             (1,532)
  Other income, net.......................................                                    21                 124
                                                                                      ----------          ----------
                                                                                            (148)             (1,377)
                                                                                      ----------          ----------
Earnings (loss) before  income taxes......................                                (1,116)              1,149
Income tax (expense) benefit..............................                                    --                (117)
                                                                                      ----------          ----------
Net earnings (loss).......................................                            $   (1,116)         $    1,032
Retained earnings at beginning of period..................                                   490               1,296
                                                                                      ----------          ----------
Retaining earnings at end of period.......................                            $     (626)         $    2,328
                                                                                      ==========          ==========
Net earnings (loss) per common and common equivalent share                            $     (.29)         $      .23
                                                                                      ==========          ==========
Number of weighted common and common equivalent shares
outstanding...............................................                             3,817,181           4,513,683

The accompanying notes are an integral part of the financial statements.

                       HOME PRODUCTS INTERNATIONAL, INC.
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)


                                                                  THIRTEEN WEEKS ENDED
                                                                ------------------------
                                                                   MARCH 30,   MARCH 29,
                                                                     1996         1997
                                                                ------------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES:                            (IN THOUSANDS)
Net earnings (loss)........................................          $(1,116)  $  1,032
Adjustments to reconcile net earnings (loss) to net cash
 provided by operating activities:
 Depreciation and amortization.............................              605      1,721
 Changes in assets and liabilities:
  (Increase) in accounts receivable........................             (702)    (1,960)
  (Increase) decrease in inventories.......................              209     (1,086)
  Increase (decrease) in accounts payable..................              681       (310)
  Increase (decrease) in accrued liabilities...............             (733)       697
 Other operating activities, net...........................              (23)       160
                                                                     -------   --------
NET CASH PROVIDED BY OPERATING ACTIVITIES..................           (1,079)       254
                                                                     -------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Tamor Acquisition, net of cash acquired...................              ---    (27,792)
 Proceeds from sale or maturity of marketable securities...              280        ---
 Capital expenditures, net.................................             (330)      (597)
                                                                     -------   --------
NET CASH USED FOR INVESTING ACTIVITIES.....................              (50)   (28,389)
                                                                     -------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Payments on borrowings....................................              (16)   (11,744)
 Net proceeds from borrowings and warrants.................              ---     43,671
 Payment of capital lease obligation.......................               (7)        (9)
 Exercise of common stock options and
  issuance of common stock under stock purchase plan.......               59         47
                                                                     -------   --------
NET CASH PROVIDED BY FINANCING ACTIVITIES..................               36     31,965
                                                                     -------   --------
 Net increase (decrease) in cash and cash equivalents......           (1,093)     3,830
 Cash and cash equivalents at beginning of period..........            2,982      2,879
                                                                     -------   --------
 Cash and cash equivalents at end of period................          $ 1,889   $  6,709
                                                                     =======   ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
 Interest and swap fees....................................          $   140   $    300
 Income taxes, net.........................................                1        ---

The accompanying notes are an integral part of the financial statements.

                       HOME PRODUCTS INTERNATIONAL, INC.
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)


NOTE 1. The unaudited condensed financial statements included herein as of and for the thirteen weeks ended March 29, 1996 and March 29, 1997 reflect, in the opinion of the Company, all adjustments (which include only normal recurring accruals) necessary for the fair presentation of the financial position, the results of operations and cash flows. These unaudited financial statements should be read in conjunction with the audited financial statements and related notes thereto. The results for the interim periods presented are not necessarily indicative of results to be expected for the full year.

NOTE 2.  Inventories are summarized as follows (in thousands):


                                                 DECEMBER 28,    MARCH 29,
                                                    1996           1997
                                                 ------------    ---------
         Finished goods......................     $ 2,604         $ 6,531
         Work-in-process.....................       1,003           2,045
         Raw materials.......................         784           3,026
                                                  -------         -------
                                                  $ 4,391         $11,602
                                                  =======         =======

NOTE 3. No provision was made for federal income taxes in 1996 or 1997 due to net operating loss carryforwards available to the Company. The provision for income taxes for 1997 reflects state income taxes in states in which the Company has no tax loss carryforwards.

NOTE 4. Earnings per share have been computed by dividing net earnings (loss) for the thirteen weeks ended March 30, 1996 and March 29, 1997 by the weighted average common and common equivalent shares of 3,817,181 and 4,513,683, respectively. Common equivalent shares included in the computation of common and common equivalent shares represent shares issuable upon assumed exercise of the stock options using the treasury stock method. Common share equivalents are not included under the treasury stock method when their effect is antidulitive.


NOTE 5. Pursuant to an Agreement dated October 29, 1996, the Company, as of January 1, 1997, took operating and financial control of Tamor Corporation, assumed substantially all of the liabilities of Tamor and retained substantially all of the earnings from Tamor's operations. Actual results are combined since the date of effective control although the purchase transaction did not close until February 28, 1997. The thirteen weeks ended March 29, 1997 includes imputed interest and other financing related charges resulting from the effective date of the Tamor Acquisition prior to the closing date.




     The aggregate purchase price was approximately $41.9 million, consisting of approximately $27.8 million in cash, $2.4 million of Common Stock (480,000 shares) and the repayment of approximately $11.7 million of Tamor's long-term debt, including long-term capital lease obligations. Certain direct transaction costs and expenses totaled $1.2 million. $0.4 million of deferred imputed interest expense was recorded as a result of the effective date of the Tamor Acquisition prior to the closing date. This amount is amortized to interest expense during January and February of fiscal 1997. Goodwill recorded in connection with the acquisition is being amortized over forty years. The purchase price was allocated as follows (in thousand):




         Assets acquired                          $    32,755
         Goodwill                                      25,700
         Deferred imputed interest expense                445
                                                  -----------
                                                       58,900
         Less:
         Other liabilities assumed                    (15,800)
                                                  -----------

         Purchase price and direct costs          $    43,100
                                                  ===========

     The pro forma impact of the Tamor Acquisition on the Company's historical results together with a detailed description of the related financing is more fully described in Note 15 to the Consolidated Financial Statements of the Company included elsewhere in this Prospectus.

    INDEPENDENT AUDITORS' REPORT


    To the Board of Directors and Stockholders
    Tamor Plastics Corporation and
         Houseware Sales, Inc.
    Leominster, Massachusetts


    We have audited the accompanying combined balance sheets of Tamor Plastics Corporation and Houseware Sales, Inc. as of December 31, 1995 and 1996 and the related combined statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These combined financial statements are the responsibility of the Companies management. Our responsibility is to express an opinion on these combined financial statements based on our audits.


    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


    In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Tamor Plastics Corporation and Houseware Sales, Inc. at December 31, 1995 and 1996, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.




                                                                BDO Seidman, LLP


    January 24, 1997
    Gardner, MA  01440

                           TAMOR PLASTICS CORPORATION
                           AND HOUSEWARE SALES, INC.

                            COMBINED BALANCE SHEETS



December 31,                                                                  1995                 1996
-----------------------------------------------------------------------------------------------------------

ASSETS (NOTE 6)

CURRENT:
  Cash and cash equivalents                                             $    266,783          $  1,187,858
  Accounts receivable, less allowance of
   $237,000 in 1995 and $659,000 in 1996                                   9,255,377             8,859,561
  Inventories (Note 2)6,188,5656,427,148
  Prepaid expenses and other                                                 331,375               354,019
-----------------------------------------------------------------------------------------------------------

   Total current assets                                                   16,042,100            16,828,586
-----------------------------------------------------------------------------------------------------------




PROPERTY AND EQUIPMENT, at cost
 less accumulated depreciation and
 amortization (Notes 3 and 4)                                             12,907,887            16,904,864
-----------------------------------------------------------------------------------------------------------



CASH SURRENDER VALUE OF LIFE INSURANCE
($8,912,000 face amount)                                                     347,300               362,088
-----------------------------------------------------------------------------------------------------------

DEFERRED FINANCING COSTS                                                      34,709                     -
-----------------------------------------------------------------------------------------------------------

DEFERRED STATE TAX ASSETS (NOTE 8)                                            45,000                     -
-----------------------------------------------------------------------------------------------------------

                                                                        $  29,376,996         $ 34,095,538
===========================================================================================================



December 31,                                                                 1995                1996
-------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Checks issued against future deposits                               $ 2,222,518          $ 4,376,807
   Notes payable                                                           115,000                    -
   Accounts payable - trade (Note 7)                                     4,654,920            4,202,355
   Accounts payable - other (Note 3)                                             -            3,824,227
   Accrued liabilities (Note 5)                                          1,471,879            1,730,076
   Current maturities of long-term debt (Note 6)                           909,476            1,099,000
   Current maturities of capital lease obligations (Note 4)                589,470              634,000
-------------------------------------------------------------------------------------------------------
   Total current liabilities                                             9,963,263           15,866,465

LONG-TERM DEBT, less current maturities (Note 6)                         7,434,253            6,031,963

LONG-TERM OBLIGATIONS UNDER CAPITAL LEASES (Note 4)                      4,582,591            4,015,795
-------------------------------------------------------------------------------------------------------
   TOTAL LIABILITIES                                                    21,980,107           25,914,223
-------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (Notes 1, 3, 4, 6, 7, 9 and 10)

STOCKHOLDERS' EQUITY:
 Tamor Plastics Corporation common stock, $100 par value;
  100 shares authorized; 50 shares issued                                    5,000                5,000
 Additional paid-in capital                                                294,425              294,425
 Houseware Sales, Inc. common stock, no par value;
   1,000 shares authorized; 100 shares issued                                  500                  500
 Retained earnings                                                       7,096,964            9,363,618
-------------------------------------------------------------------------------------------------------
                                                                         7,396,889            9,663,543
 Less treasury stock, 11.23 shares at cost (Note 13)                             -            1,482,228
-------------------------------------------------------------------------------------------------------

   Total stockholders' equity                                            7,396,889            8,181,315
-------------------------------------------------------------------------------------------------------
                                                                       $29,376,996          $34,095,538
=======================================================================================================




     See accompanying summary of accounting policies and notes to combined financial statements

                           TAMOR PLASTICS CORPORATION
                           AND HOUSEWARE SALES, INC.



                         COMBINED STATEMENTS OF INCOME






Years ended December 31,                     1994         1995         1996
--------------------------------------------------------------------------------


NET SALES (Note 10)                       $53,806,571  $60,300,801  $75,713,837

COST OF SALES (Note 7)                     43,235,407   50,193,776   57,817,814
--------------------------------------------------------------------------------

GROSS PROFIT                               10,571,164   10,107,025   17,896,023
--------------------------------------------------------------------------------

OPERATING EXPENSES:
 Selling and warehousing (Note 7)           6,220,829    6,565,029    9,885,973
 General and administrative                 2,205,219    2,274,035    3,637,606
--------------------------------------------------------------------------------

   Total operating expenses                 8,426,048    8,839,064   13,523,579
--------------------------------------------------------------------------------

INCOME FROM OPERATIONS                      2,145,116    1,267,961    4,372,444
--------------------------------------------------------------------------------

OTHER INCOME (EXPENSE):
 Interest expense                            (530,901)  (1,140,353)  (1,190,764)
 Other income, net                            224,806       97,582      493,886
--------------------------------------------------------------------------------

   Total other expense, net                  (306,095)  (1,042,771)    (696,878)
--------------------------------------------------------------------------------

INCOME BEFORE STATE TAXES ON
 INCOME (BENEFIT)                           1,839,021      225,190    3,675,566

STATE TAXES ON INCOME (BENEFIT) (Note 8)       93,000      (25,000)     160,000
--------------------------------------------------------------------------------

NET INCOME                                  1,746,021      250,190  $ 3,515,566
================================================================================





     See accompanying summary of accounting policies and notes to combined financial statements.

                                              Tamor Plastics Corporation
                                           ---------------------------------
                                                                  Additional
                                                Common Stock       Paid-In
                                           ----------------------
                                             Shares     Amount     Capital
    ---------------------------------------------------------------------------
    BALANCE, December 31, 1993                      3  $     300  $  51,125

    Net income                                      -          -          -

    Distributions to stockholders                   -          -          -
    -----------------------------------------------------------------------

    BALANCE, December 31, 1994                      3        300     51,125

    Merger of Victory Button Company, Inc.
     (Note 12)                                     47      4,700    243,300

    Net income                                      -          -          -

    Distributions to stockholders                   -          -          -
    -----------------------------------------------------------------------

    BALANCE, December 31, 1995                     50      5,000    294,425

    Net income                                      -          -          -

    Purchase of Tamor Plastics Corporation
     treasury stock (Note 13)                       -          -          -

    Distributions to stockholders                   -          -          -
    -----------------------------------------------------------------------

    BALANCE, December 31, 1996                     50  $   5,000  $ 294,425
    =======================================================================

                           TAMOR PLASTICS CORPORATION
                           AND HOUSEWARE SALES, INC.

                  COMBINED STATEMENTS OF STOCKHOLDERS' EQUITY




   Victory Button Company, Inc.       Houseware Sales, Inc.
---------------------------------     ---------------------
                         Additional
       Common Stock        Paid-In         Common Stock          Retained              Treasury Stock
 Shares      Amount        Capital       Shares   Amount          Earnings             Shares   Amount
----------------------------------------------------------------------------------------------------------
   400      $ 198,000    $ 100,000          100    $ 500         $6,145,495               100    $ 50,000

     -              -            -            -        -          1,746,021                 -           -

     -              -            -            -        -           (350,877)                -           -
----------------------------------------------------------------------------------------------------------

   400        198,000      100,000          100      500          7,540,639               100       50,000


  (400)      (198,000)    (100,000)           -        -                  -              (100)     (50,000)

     -              -            -            -        -            250,190                 -            -

     -              -            -            -        -           (693,865)                -            -
------------------------------------------------------------------------------------------------------------

     -              -            -          100      500          7,096,964                 -            -

     -              -            -            -       -           3,515,566                 -            -

     -              -            -            -       -                   -             11.23     1,482,228

     -              -            -            -       -          (1,248,912)                -            -
------------------------------------------------------------------------------------------------------------

     -      $       -    $       -          100    $500          $9,363,618             11.23    $ 1,482,228
============================================================================================================


See accompanying summary of accounting policies and notes to combined financial statements.

                           TAMOR PLASTICS CORPORATION
                           AND HOUSEWARE SALES, INC.
                       COMBINED STATEMENTS OF CASH FLOWS
                                   (NOTE 11)





Years ended December 31,                                         1994         1995         1996
-----------------------------------------------------------------------------------------------

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
  Net income                                               $1,746,021     $250,190   $3,515,566
  Adjustments to reconcile net income to net
  cash provided (used) by operations:
    Depreciation and amortization                           2,206,048    2,559,819    2,900,809
    (Gain)loss on sales of fixed assets                      (62,358)        4,901       31,025
    Deferred state taxes                                            -     (45,000)       45,000
    Changes in operating assets and liabilities:
      Accounts receivable                                 (2,233,842)  (2,659,462)      395,816
      Inventories                                         (1,037,450)    (841,399)    (238,583)
      Prepaid expenses and other assets                        84,988    (280,132)     (37,432)
      Checks issued against future deposits                 1,173,094  (1,208,451)    2,154,289
      Accounts payable and accrued liabilities              (423,147)    2,215,253    3,629,859
-----------------------------------------------------------------------------------------------
      Net cash provided (used) by operating activities      1,453,354      (4,281)   12,396,349
-----------------------------------------------------------------------------------------------
CASH FLOWS USED FOR INVESTING ACTIVITIES:

  Additions to property and equipment                     (3,047,867)  (1,654,653)  (6,889,402)
  Proceeds from sales of fixed assets                         106,000        6,500       32,000
-----------------------------------------------------------------------------------------------
        Net cash used for investing activities            (2,941,867)  (1,648,153)  (6,857,402)
-----------------------------------------------------------------------------------------------
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:

  Net borrowings (repayments) under revolving
   lines of credit                                          2,780,005    1,816,189  (1,818,149)
  Proceeds from vehicle loans                                  90,182       52,365      140,830
  Proceeds from term loans                                          -    1,300,000      306,000
  Payments of capital lease obligations                             -    (318,343)    (558,966)
  Principal repayment of term loans                         (514,213)    (887,616)  (1,009,256)
  Distributions paid to stockholders                        (350,877)    (693,865)  (1,248,912)
  Purchase of treasury stock                                        -            -    (429,419)
-----------------------------------------------------------------------------------------------
        Net cash provided (used) by financing activities    2,005,097    1,268,730  (4,617,872)
-----------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS          516,584    (383,704)      921,075

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                133,903      650,487      266,783
-----------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                     $650,487     $266,783   $1,187,858
===============================================================================================


See accompanying summary of accounting policies and notes to combined financial statements

                           TAMOR PLASTICS CORPORATION
                           AND HOUSEWARE SALES, INC.

                         SUMMARY OF ACCOUNTING POLICIES


PRINCIPLES OF     The Combined financial statements include the accounts
COMBINATION AND   of Tamor Plastics Corporation ("Tamor") and Houseware Sales,
REPORTING         Inc. ("Housewares") (collectively, the "Companies"), which are related through common ownership and management.


                  All significant interaffiliate transactions and balances have been eliminated.

BUSINESS Tamor is engaged in the manufacturing and sale of plastic hangers, closet accessories and houseware products, including an environmental product line of recycling and separation containers. The company has manufacturing facilities in Leominster, Massachusetts, Louisiana, Missouri and Thomasville, Georgia, and sells to retail stores throughout the United States.

                  Housewares has an exclusive sales agreement with Tamor expiring in February, 2009. Under the terms of the agreement, the company acts as the sole sales representative for substantially all of Tamor's product lines and has agreed not to sell, distribute or promote the sale of any other goods of a competitive nature.

CASH EQUIVALENTS  For purposes of balance sheet classification and the statements of cash flows, all highly liquid debt instruments purchased with a maturity of three months or less are considered to be cash equivalents.

INVENTORIES       Inventories are valued at the lower of cost (first-in,
                  first-out) or market. Inventory costs include materials, direct labor, depreciation and other factory overhead costs.

PROPERTY,         Property and equipment are stated at cost.  Depreciation
EQUIPMENT AND     is computed over the estimated useful lives of the related
DEPRECIATION      assets using both straight-line and accelerated methods.  The estimated useful lives are as follows:


                        CATEGORY                               LIFE
                  --------------------------------------------------------------

                   Machinery and equipment                  5 - 11 years
                   Real estate and improvements             31 - 33 years
                   Leasehold improvements                   5 - 7 years
                   Office furniture and equipment           5 - 7 years
                   Vehicles                                 3 - 5 years

                           TAMOR PLASTICS CORPORATION
                           AND HOUSEWARE SALES, INC.

                         SUMMARY OF ACCOUNTING POLICIES





INCOME TAXES      The Companies, with the consent of their stockholders,
                  have elected S Corporation status, whereby the stockholders of each corporation are taxed on their proportionate share of each Corporation's taxable income. Accordingly, the accompanying combined financial statements do not include a provision or liability for federal income taxes.

                  Deferred income taxes are recognized for the tax consequences of temporary differences between the financial reporting basis and the tax basis of the Companies assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

ESTIMATES AND     The preparation of financial statements in  conformity with
ASSUMPTIONS       generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

FAIR VALUE        Cash and cash equivalents, accounts receivable, accounts
OF FINANCIAL      payable and accrued liabilities are reflected in the
INSTRUMENTS       financial statements at fair value because of the short-term maturity of those instruments.

                  Based upon borrowing rates currently available to the Companies for of similar debt with similar terms and remaining maturities, the estimated fair value of the long-term debt and capital lease obligations at December 31, 1996 approximates carrying value.

CONCENTRATION OF  Cash and temporary cash investments are with financial
CREDIT RISK       institutions  nagement considers to be of high quality;
                  however, at times such deposits may be in excess of the Federal Deposit Insurance Corporation insurance limits.


REVENUE           The Companies recognize revenue when product is shipped to the
RECOGNITION       customer.

                           TAMOR PLASTICS CORPORATION
                           AND HOUSEWARE SALES, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS



1. SUBSEQUENT     Tamor's stockholders have entered into a stock purchase
   EVENT          agreement with another company which will result in the
                  sale of 100% of the Company's outstanding common stock subject to certain provisions, effective January 1, 1997.

                  Housewares has entered into a merger agreement which would
                  result in the Company being   nto the company that agreed to
                  purchase Tamor's stock. All shares of Housewares stock will be canceled, effective January 1, 1997. Prior to the merger, assets and liabilities included in the December 31, 1996 combined balance sheet are to be distributed/discharged as follows:


                     Cash and cash equivalents                          $  920,204
                     Other                                                  84,502
                  ----------------------------------------------------------------

                        Assets to be distributed                         1,004,706

                     Liabilities to be discharged                          (97,075)
                  ----------------------------------------------------------------
                        Net distributions                               $  907,631
                  ================================================================



2. INVENTORIES    Inventories consist of the following:




                                                                           1995                       1996
                  -------------------------------------------------------------------------------------------
                  Finished goods                                        $3,464,297                 $3,325,827
                  Work-in-process                                          870,517                  1,175,432
                  Raw materials                                          1,853,751                  1,925,889
                  -------------------------------------------------------------------------------------------
                  Total                                                 $6,188,565                 $6,427,148
                  ===========================================================================================

                          TAMOR PLASTICS CORPORATION
                          AND HOUSEWARE SALES, INC.

                    NOTES TO COMBINED FINANCIAL STATEMENTS



3.   PROPERTY AND  Property and equipment consist of the following:
     EQUIPMENT

                                                                                 1995         1996
                   -----------------------------------------------------------------------------------

                   Machinery and equipment                                    $17,813,633  $21,544,567
                   Real estate and improvements                                   839,533    1,205,847
                   Leasehold improvements                                         563,393      627,147
                   Office furniture and equipment                                 751,246      951,248
                   Vehicles                                                       671,691      639,393
                   Machinery and equipment deposits                               330,579    2,693,848
                   -----------------------------------------------------------------------------------

                   Total                                                       20,970,075   27,662,050

                   Less accumulated depreciation                               13,068,850   15,045,366
                   -----------------------------------------------------------------------------------

                   Net property and equipment owned                             7,901,225   12,616,684

                   Leased property under capital leases, net of
                    accumulated amortization (Note 4)                           5,006,662    4,288,180
                   -----------------------------------------------------------------------------------

                   Net property and equipment                                 $12,907,887  $16,904,864
                   ===================================================================================




Tamor has a commitment to construct an addition to the manufacturing facility in Louisiana, Missouri which it currently leases (Note 4). The Company has the option through September, 1998 to purchase the building for $1,500,000. The addition is estimated to cost approximately $2,400,000.

Accounts payable other consists of $3,824,227 of equipment purchases which are expected to be refinanced on a long-term basis. Long-term financing has not been arranged due to the impending change in ownership as described in Note 1.

                          TAMOR PLASTICS CORPORATION
                          AND HOUSEWARE SALES, INC.

                    NOTES TO COMBINED FINANCIAL STATEMENTS




4.  LEASES   The Companies lease warehouse and manufacturing facilities, vehicles and factory and office equipment under capital and operating leases. Assets held under capital leases include:



                                                              1995            1996
             ------------------------------------------------------------------------
             Molding machines                             $4,008,600       $4,008,600
             Molds                                           767,614          767,614
             Equipment                                       791,254          791,254
             Vehicles                                              -           36,700
             ------------------------------------------------------------------------

             Total                                         5,567,468        5,604,168

             Less accumulated amortization                   560,806        1,315,988
             ------------------------------------------------------------------------
             Leased property, net                         $5,006,662       $4,288,180
             ========================================================================


             Lease amortization is included in depreciation expense.

             Future minimum payments under capital leases and noncancellable operating lease with an initial term of one year or more are as follows:

                                                             Capital        Operating
                                                             Leases           Leases
             ------------------------------------------------------------------------
             Fiscal  1997                                 $1,139,220       $  338,000
                     1998                                  1,046,120          292,000
                     1999                                  1,037,869          292,000
                     2000                                  1,029,200          292,000
                     2001                                  1,029,200           73,000
                     Thereafter                            1,164,451                -
             ------------------------------------------------------------------------
             Total minimum lease payments                  6,446,060       $1,287,000
                                                                           ==========
             Amount representing interest                  1,796,265
             -------------------------------------------------------
             Present value of net minimum lease payments   4,649,795
             Less current obligations                        634,000
             -------------------------------------------------------
             Long-term obligations                        $4,015,795
             =======================================================

                          TAMOR PLASTICS CORPORATION
                          AND HOUSEWARE SALES, INC.

                    NOTES TO COMBINED FINANCIAL STATEMENTS


4. LEASES    Capital lease obligations include $4,527,717 due to a related
(CONTINUED)  entity.  Payments on such obligations aggregated $591,300 in
             1995 and $1,227,104 in 1996. Tamor has also guaranteed the related entity's obligations related to these same leases in the amount of $4,527,717 (Note 7).



             Operating lease expense, including ancillary costs of warehouse and manufacturing facilities, amounted to $345,000 in 1994, $608,000 in 1995 and $729,000 in 1996. The operating leases contain renewal options and require the Companies to pay certain operating costs including maintenance, insurance, and taxes in addition to the minimum lease payments.


5. ACCRUED   Accrued liabilities consist of the following:
LIABILITIES


                                                                       1995        1996
             ----------------------------------------------------------------------------
             Customer rebates                                      $  583,645  $  643,596
             Materials                                                483,386     442,209
             Bonus                                                          -     330,000
             State taxes                                                3,662      90,836
             Utilities                                                120,614      60,000
             Payroll and retirement                                   176,062     103,600
             Other                                                    104,510      59,835
             ----------------------------------------------------------------------------

             Total                                                 $1,471,879  $1,730,076
             ============================================================================




6. LONG-TERM Long-term debt consists of the following:
   DEBT

                                                                      1995        1996
             ----------------------------------------------------------------------------
                   Tamor
                   -----
             Revolving line of credit with interest at
              variable rates (7.6% at December 31, 1996
              maturing May, 1988                                   $6,374,278  $4,671,129

             Term note payable in monthly installments
              of $35,983 plus interest at variable
              rates (7.6% at December 31, 1996)
              through May, 1998                                     1,004,501     572,700

                           TAMOR PLASTICS CORPORATION
                           AND HOUSEWARE SALES, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS


6. LONG-TERM
   DEBT
   (CONTINUED)



                                                                            1995        1996
              ---------------------------------------------------------------------------------
              Term note payable in monthly installments
               of $36,111 plus interest at variable
               rates (7.6% at December 31, 1996)
               through January, 1998                                        902,778     469,444

              Note payable to former stockholder's estate
               in monthly installments of $20,031
               including interest at 5.0% through
               August, 2001                                                       -     989,875

              Term note payable in monthly installments
               of $2,600 including interest at 6.0%
               through June, 2001 with a final payment
               of approximately $230,000 due August, 2001,
               collateralized by a building in Thomasville,
               Georgia                                                            -     300,489

              Tamor and Housewares
              --------------------
              Various vehicle loans payable in monthly
               installments through September, 2001 with
               interest at rates from 7.4% to 8.4%                           62,172     127,326
              ---------------------------------------------------------------------------------
              Total                                                       8,343,729   7,130,963

              Less scheduled current maturities                             909,476   1,099,000
              ---------------------------------------------------------------------------------

              Long-term portion                                          $7,434,253  $6,031,963
              =================================================================================


              The bank revolving line of credit and term notes (that mature in 1998), are collateralized by all of Tamor's assets. The revolving credit line is advanced based on 80% of qualified accounts receivable, plus 50% of raw material and finished goods inventories, less certain outstanding letters of credit, all as defined in the security agreement.

                           TAMOR PLASTICS CORPORATION
                           AND HOUSEWARE SALES, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS



6. LONG-TERM      The loan agreements contain, among other matters,
   DEBT           restrictive covenants relating to ownership control, payment
   (CONTINUED)    of dividends, further liens and security interests, mergers or consolidation with others, investments and advances, guaranties, borrowings, disposition of collateral, and capital expenditures in excess of $1,500,000 for 1996 and $1,000,000 thereafter. Tamor is also required to maintain certain financial ratios related to minimum net worth, debt to equity and cash flow coverage. Tamor was not in compliance with the capital expenditures limitation, cash flow coverage ratio, and additional borrowings. Noncompliance has been waived by the bank for fiscal 1996.

                  Scheduled maturities of long-term debt are as follows:



                  Year ended December 31,
                        1997                   $1,099,000
                        1998                    5,095,000
                        1999                      260,000
                        2000                      274,000
                        2001                      402,963
                  ---------------------------------------
                        Total                  $7,130,963
                  =======================================



7. RELATED PARTY  Tamor purchases packaging materials from an entity which is
   TRANSACTIONS   partially owned by two stockholders of Tamor.  Payments to this entity for packaging materials were $1,096,713 in 1994, $1,151,000 in 1995 and $1,313,000 in 1996. Accounts payable trade includes $97,109 at December 31, 1995 and $40,304 at December 31, 1996 due to the related entity.

                  Tamor also purchases various raw materials from other related parties at prevailing market prices. Payments to such related parties were $4,707,730 in 1994, $6,826,000 in 1995 and $14,270,000 in 1996. Accounts payable trade includes $1,396,584 at December 31, 1995 and $1,679,826 at December 31,
                  1996 due to the related entities.

                  Housewares pays commissions to related parties. These commissions amounted to $334,917 in 1994, $154,862 in 1995 and $1,193,770 in 1996.

                  Housewares leases its office facilities as a tenant-at-will from a real estate entity partially owned by the President of Housewares. Rent expense was $52,588 in 1994, $48,591 in 1995 and $46,936 in 1996.

                           TAMOR PLASTICS CORPORATION
                           AND HOUSEWARE SALES, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS



8.   STATE TAXES      State taxes on income (benefit) consist of the following:
     ON INCOME


                                                     1994                1995                1996
                      -----------------------------------------------------------------------------
                      Current                      $93,000            $  20,000            $115,000
                      Deferred                           -              (45,000)             45,000
                      -----------------------------------------------------------------------------
                      Total                        $93,000            $ (25,000)           $160,000
                      =============================================================================


                      A provision for Federal income taxes is not made due to the election by the Companies, and consent by their stockholders, to include their respective shares of the taxable income or loss of the Companies in their individual tax returns. As a result, no Federal income tax is imposed on the Companies.

                      Under Massachusetts state tax rules, Subchapter S corporate earnings are taxed at different rates depending on sales volume as well as includable in the stockholders' Massachusetts income tax returns.

                      Deferred state tax assets at December 31, 1996 consist of Massachusetts investment tax credit carryforwards and other temporary differences aggregating $125,000 less a valuation allowance of the same amount due to the expected ownership change which would result in a change in the Company's tax status and the elimination of all differences in the book and tax basis of assets and liabilities.


9. COMMITMENTS        Employment Agreement
   AND                Tamor has an employment  agreement with an officer who is
   CONTINGENCIES      also a stockholder of Tamor.  The agreement provides
                      for compensation above a minimum amount determined by the board of directors, inflationary increases, and additional compensation equal to four percent of Tamor's income before taxes. Minimum annual compensation under the agreement is as follows:


                      Year ended December 31,
                        1997                   $  165,000
                        1998                      165,000
                        1999                      165,000
                        2000                      165,000
                        2001                      165,000
                        Thereafter                197,000
                      -----------------------------------
                        Total                  $1,022,000
                      ===================================

                           TAMOR PLASTICS CORPORATION
                           AND HOUSEWARE SALES, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS







9. COMMITMENTS   Retirement Plan
   AND           Housewares has a profit sharing retirement plan in which
   CONTINGENCIES eligible employees may elect to contribute up to 15% of
   (CONTINUED)   their annual compensation and the Company will match up to
                 2% of an employee's annual compensation. In addition, the Company contributes an amount once a year based upon profits for the year. Pension expense was $50,358 in 1994, $45,575 in 1995 and $51,403 in 1996.



10. SIGNIFICANT  The Companies have two significant customers that each
    CUSTOMERS    comprise more than 10% of total sales in 1994, 1995 and
                 1996. Sales to these customers represent approximately 31% and 17% of total sales in 1994, 33% and 12% of total sales in 1995, and 28% and 11% of total sales in 1996.




11. SUPPLEMENTAL Cash paid for interest and state income taxes was as follows:
    CASH FLOW
    INFORMATION                       1994       1995        1996
                 --------------------------------------------------------------
                 Interest           $508,918  $1,096,590  $1,204,106

                 State income taxes   30,476      93,401      14,364


                 NONCASH INVESTING AND FINANCING ACTIVITIES:


                 The Company issued a note payable for $1,052,809 to the estate of a former stockholder for the purchase of treasury stock in 1996.

                 The Companies incurred capital lease obligations of $5,243,529 in 1995 and $36,700 in 1996.

                           TAMOR PLASTICS CORPORATION
                           AND HOUSEWARE SALES, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS





12. MERGER    On January 1, 1995, Victory Button Company, Inc. was merged with and into Tamor Plastics Corporation. Both corporations were commonly owned by the same stockholders. The merger was accounted for as a pooling of interests, and accordingly, the accompanying financial statements include the accounts and operations of Victory Button Company, Inc. for all periods prior to the merger.

13. TREASURY  The stockholders' have a stock redemption agreement which requires
    STOCK each stockholder desiring to sell their stock to first offer the stock for sale to the Company, and if not purchased by the Company, to the other stockholders, at agreed upon book value.
              The stock redemption agreement will be rescinded upon the closing of the stock sale as described in Note 1.

              Upon the death of any stockholder, the Company is required to purchase the decedent's stock at agreed upon book value. During 1996, 11.23 shares were purchased by the Company for $1,482,228 including a note payable to the former stockholders estate for $1,052,809 (See Note 6).

================================================================================



     No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any of the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale make hereunder shall create any implication that the information contained herein is correct as of any time subsequent to the date hereof.



                               TABLE OF CONTENTS
                                                                            Page



Prospectus Summary ......................................                     3
Risk Factors ............................................                    10
Use of Proceeds .........................................                    17
Price Range of Common Stock .............................                    18
Capitalization ..........................................                    19
Dividend Policy .........................................                    20
Unaudited Pro Forma Condensed Combined Financial Statements                  21
Selected Historical Financial Data ......................                    25
Management's Discussion and Analysis of
Financial Condition and Results of
Operations ..............................................                    29
Business ................................................                    47
Management ..............................................                    58
Certain Relationships and Related
Transactions ............................................                    71
Principal and Selling Shareholders ......................                    72
Description of Company's Securities .....................                    74
Shares Eligible for Future Sale .........................                    76
Description of the Credit Agreement and Other Debt ......                    78
Underwriting ............................................                    81
Legal Matters ...........................................                    82
Experts .................................................                    82
Additional Information ..................................                    83
Financial Statements ....................................                   F-1




================================================================================











================================================================================



                                3,500,000 SHARES






                       HOME PRODUCTS INTERNATIONAL, INC.







                                  COMMON STOCK





                                 -------------

                                   PROSPECTUS

                                 -------------






                            EVEREN SECURITIES, INC.


                             MONTGOMERY SECURITIES



                              ____________, 1997







================================================================================

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company is a Delaware corporation. Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

     Reference is also made to Section 145 of the DGCL, which provides that a corporation may indemnify any person, including an officer or director, who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acting in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation's best interest and, for criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any officer or director in any action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer of director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expense that such officer or director actually and reasonably incurred.

     The Company's Certificate of Incorporation limits the personal liability of directors to the fullest extend permitted by Delaware law. In addition, the Company's Certificate of Incorporation and By-laws provide that the Company shall to the fullest extent permitted by Delaware law, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any and all expenses, liabilities or other matters referred to or covered by Delaware law, which were reasonably incurred by such person. This indemnification is in addition to any other rights of indemnification to which such persons may be entitled under the Company's Certificate of Incorporation, By-laws, any agreement or notice of shareholders or disinterested directors.

     The Company's Certificate of Incorporation and By-laws also permit it to secure insurance on behalf of any director, officer, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether Delaware law, the Certificate of Incorporation or By-laws would permit indemnification. The Company does not have any separate indemnification agreements with its directors or officers.

     The description of Delaware law is not intended to be complete. The description of the Company's Certificate of Incorporation and its By-laws is not intended to be complete and is respectively qualified in its entirety by such Certificate and By-laws.

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses (other than underwriting discounts and commissions and the Representatives' non-accountable expense allowance) expected to be incurred in connection with the offering described in this Registration Statement. All amounts are estimated except the SEC Registration Fee and the NASD Fee.




SEC Registration Fee.............    $   12,960
NASD Fee.........................         4,779
NASDAQ National Market Filing Fee        17,500
Printing Costs...................       100,000
Accounting Fees and Expenses.....       180,000
Legal Fees and Expenses..........       180,000
Transfer Agent Fees and Expenses.        10,000
Miscellaneous....................        14,761
                                     ----------
Total............................    $  520,000
                                     ==========



     All of the listed expenses of this Offering will be paid by the Company except a portion of such expenses which will be paid by the Selling Shareholders. The portion of the expenses of the Offering to be paid by the Selling Shareholders has not yet been determined.




ITEM 16.  EXHIBITS.

          See Exhibit Index E-1 which is incorporated herein by reference.

ITEM 17.  UNDERTAKINGS.


     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "SECURITIES ACT") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the provisions described in Item 15, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer of controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

           For purposes of determining any liability under the Securities Act, the Registrant will treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1), or (4), or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declares it effective.

           For purposes of determining any liability under the Securities Act, the Registrant will treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in this registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on May 29, 1997.


                                            HOME PRODUCTS INTERNATIONAL, INC.


                                            By: // James R. Tennant //
                                               --------------------------------
                                                   James R. Tennant
                                                   Chairman of the Board
                                                          and
                                                   Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the following capacities on May 29, 1997.



          SIGNATURES                            TITLE
          ----------                            -----

//James R. Tennant//                    Chairman of the Board
---------------------------                      and
James R. Tennant                       Chief Executive Officer
                                    (Principal Executive Officer)

//James E. Winslow//                  Executive Vice President
---------------------------     Chief Financial Officer and Secretary
James E. Winslow                      (Principal Financial and
                                         Accounting Officer)


//Charles R. Campbell//*                      Director

---------------------------
Charles R. Campbell



//Marshall Ragir//*                           Director

---------------------------
Marshall Ragir


//Daniel B. Shure//*                          Director

---------------------------
Daniel B. Shure


//Jeffrey C. Rubenstein//*                    Director

---------------------------
Jeffrey C. Rubenstein


//Joel D. Spungin//*                          Director

---------------------------
Joel D. Spungin

* By:  //James R. Tennant//


     ----------------------
        James R. Tennant
        Attorney-in-Fact
        May 29, 1997

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                       EXHIBIT TITLE
-------                      -------------

 *1.1           Form of Underwriting Agreement.


  2.1 Agreement and Plan of Merger, dated as of February 13, 1997, by and among Selfix, Inc., HPI Merger, Inc. and Home Products International, Inc. Incorporated by reference from Exhibit 2.1 to Form 8-B Registration Statement filed on February 20, 1997.

  2.2 Agreement and Plan of Merger, dated as of October 24, 1995, by and among Selfix, Inc., Mericon Corporation, Claw, L.L.C. and Dennis Buckshaw. Incorporated by reference from Exhibit 2.2 to Form 8-B Registration Statement filed on February 20, 1997.

  2.3 Stock Purchase Agreement, made as of January 1, 1997, between the Company, Leonard J. Tocci, Richard M. Tocci, Lawrence J. Tata, Michael P. Tata and Barbara L. Tata. Incorporated by reference from Exhibit 2.2 to Form 8-K dated February 28, 1997.

  2.4 Agreement and Plan of Merger, dated as of January 1, 1997, by and among the Company, Houseware Sales, Inc. and the individual shareholders of Houseware Sales, Inc. Incorporated by reference from Exhibit 2.1 to Form 8-K dated February 28, 1997.

  3.1 Certificate of Incorporation of the Company filed with the Delaware Secretary of State on February 7, 1997. Incorporated by reference from Exhibit 3.1 to Form 8-B Registration Statement filed on February 20, 1997.

  3.2           By-laws of the Company. Incorporated by reference from Exhibit
                3.2 to Form 8-B Registration Statement filed on February 20,
                1997.

  4.1           Specimen Common Stock Certificate.

  4.2           Form of Rights Agreement.

 *5.1           Opinion of Much Shelist Freed Denenberg Ament Bell & Rubenstein,
                P.C.

 10.1 The Company's 1994 Stock Option Plan. Incorporated by reference by Exhibit A of the Company's Proxy Statement for its 1994 Annual Meeting.

 10.2 The Company's 1991 Stock Option Plan. Incorporated by reference from Exhibit A of the Company's Proxy Statement for its 1991 Annual Meeting.

 10.3 The Company's 1987 Stock Option Plan Incorporated by reference from Exhibit 10.8 to Form S-1 Registration Statement No. 33-23881.

 10.4 Lease, dated July 24, 1980, among Selfix as Tenant and NLR Gift Trust and MJR Gift Trust as Landlord concerning Selfix's facility in Chicago, Illinois. Incorporated by reference from
                Exhibit 10.9 to Form S-1 Registration Statement No. 33-23881.

 10.5 Patent licensing agreement, dated as of November 2, 1971, between Selfix and Meyer J. Ragir concerning M.J. Molding Process. Incorporated by reference from Exhibit 10.13 to Form S-1 Registration Statement No. 33-23881.

 10.6 Patent licensing agreement, dated as of November 15, 1971, between Selfix and Meyer J. Ragir concerning Suction Lock Products. Incorporated by reference from Exhibit 10.14 to Form S-1 Registration Statement No. 33-23881.

 10.7 Patent licensing agreement, dated as of June 1, 1981, between Selfix and Meyer J. Ragir concerning Shower Organizer Products. Incorporated by reference from Exhibit 10.15 to Form S-1 Registration Statement No. 33-23881.

 10.8 Loan Agreement dated December, 1989 between Selfix and Illinois Development Finance Authority in connection with Selfix's Industrial Revenue Bond. Incorporated by reference from the Company's Form 10-K for the year ended May 31, 1990.

 10.9 Loan Agreement dated September, 1990 between Selfix and Illinois Development Finance Authority in connection with Selfix's Industrial Revenue Bond. Incorporated by reference from the Company's Form 10-K for the fifty-two weeks ended December 28, 1991.


 10.10 Credit Agreement dated February 27, 1997 among Selfix, Inc., Tamor Corporation and Shutters, Inc. as Borrowers, the Company, General Electric Capital Corporation, as Agent and Lender, and LaSalle National Bank, as Lender. Incorporated by reference from Exhibit 10.10 to the Company's Form 10-K for the fifty-two weeks ended December 28, 1996.

 10.11          The Company, Selfix, Inc., Tamor Corporation, Shutters, Inc.
                Subordinated Equity Bridge Notes due February 27, 2005 Note Purchase Agreement. Incorporated by reference from Exhibit
                10.11 to the Company's Form 10-K for the fifty-two weeks ended December 28, 1996.

 10.12 Employment Agreement dated January 1, 1997 between the Company and James R. Tennant, Chairman of the Board and Chief Executive Officer. Incorporated by reference from Exhibit 10.10 to Form 8-B Registration Statement filed on February 20, 1997.

 10.13 Reimbursement Agreement by and among Selfix, Shutters, Inc. and LaSalle National Bank dated as of April 12, 1996 relating to letter of credit issued in connection with the Series 1990 Bonds. Incorporated by reference from Exhibit 10.11 to Form 8-B Registration Statement filed on February 20, 1997.

 10.14 Employment Agreement dated February 28, 1997 between the Company and Leonard Tocci. Incorporated by reference from Exhibit 10.14 to the Company's Form 10-K for the fifty-two weeks ended December 28, 1996.

 10.15 Lease Agreement, dated February 7, 1995, by and between Packaging Resources, Inc., as Landlord, and Tamor Corporation, as Tenant for Manufacturing and Distribution Facilities at Louisiana, Missouri, as amended by First Amendment dated March 29, 1995. Incorporated by reference from Exhibit 10.16 to the Company's Form 10-K for the fifty-two weeks ended December 28, 1996.

 10.17 Lease Agreement, dated March 6, 1992, by and between Gottsegen Realty Venture, Robert Gottsegen, Trustee, as Landlord and Victory Button, Inc., as Tenant (predecessor in interest to Tamor) for Warehouse Facilities at Fitchburg, Massachusetts, and First Addendum dated May 10, 1993. Incorporated by reference from Exhibit 10.17 to the Company's Form 10-K for the fifty-two weeks ended December 28, 1996.

 11.1 Statement Regarding Computation of Earnings Per Share is included in the Notes to the Consolidated Financial Statements referred to in Item 8 hereof.

 16.1 Letter re: Change in Certifying Accountant. Incorporated by reference from Exhibit 16.1 to Form 8-K filed by the Company on April 22, 1996.


*23.1           Consent of Arthur Andersen LLP.

*23.2           Consent of Grant Thornton LLP.

*23.3           Consent of BDO Seidman, LLP.

*23.4 Consent of Much Shelist Freed Denenberg Ament Bell & Rubenstein, P.C. (included as part of Exhibit 5.1).

 24.1 Power of Attorney (included on page II-4 of the Registration Statement on Form S-2).

 27.1           Financial Data Schedule.

      Exhibits not marked with an asterisk were filed with or incorporated by reference as part of the Form S-2 Registration Statement (File No. 333-25871) filed with the Securities and Exchange Commission on April 25, 1997.

 *    Filed herewith.